HellerEhrman

October 3, 2003

03032946

Heller Ehrman White & McAuliffe
Solicitors and International Lawyers
海陸國際律師事務所
Simon Luk
Managing Partner, Hong Kong
sluk@hewm.com
Direct 2292 2222
Direct Fax 2292 2200
Main 852.2292.2000
Fax 852.2292.2200

The Office of International Corporate Finance
Securities and Exchange Commission
Mail Stop 3-9
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SEC MAIL PROCESSING SECTION RECEIVED OCT 28 2003 WASH. D.C. 188

SUPPL

PROCESSED
NOV 06 2003
THOMSON FINANCIAL

Ladies and Gentlemen:

SEC FILE NO. 82-4256

Re: Tomorrow International Holdings Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

On behalf of Tomorrow International Holdings Limited (the "Company"), S.E.C. File No. 82-4256, the enclosed copies of documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

1. The Company's circular in respect of proposals involving general mandates to repurchase shares and to issue shares and amendment of Bye-Laws, dated May 5, 2003;

2. The Company's announcement of proposed capital reorganization involving (1) reduction of the issued share capital and subdivision of unissued share capital, (2) consolidation of the issued and unissued share capital, (3) amendment to the Bye-Laws and (4) change in board lot size, dated May 2, 2003, published (in English language) in The Standard and published (in Chinese language) in the Hong Kong Economic Times, both on May 5, 2003;

DW 10/29

3. The Company's announcement of 2002 annual results, dated April 28, 2003, published (in English language) in The Standard and published (in Chinese language) in the Hong Kong Economic Times, both on April 29, 2003;

4. The Company's annual report 2002, dated April 28, 2003 with the proxy form;

5. The Company's joint announcement between the Company and Swank International Manufacturing Company Limited regarding delay in dispatch of circulars, dated March 24, 2003, published (in English language) in The Standard and published (in Chinese language) in the Hong Kong Economic Times, both on March 25, 2003;

6. The Company's joint announcement between the Company and Swank International Manufacturing Company Limited regarding connected transactions, dated March 4, 2003, published (in English language) in The Standard and published (in Chinese language) in the Hong Kong Economic Times, both on March 5, 2003;

7. The Company's joint announcement between the Company and Swank International Manufacturing Company Limited regarding resumption of trading, dated December 20, 2002, published (in English language) in The Standard and published (in Chinese language) in the Hong Kong Economic Times, both on December 23, 2002;

8. The Company's announcement regarding 2002 interim results, dated September 18, 2002, published (in English language) in Hong Kong iMail and published (in Chinese language) in the Hong Kong Economic Times, both on September 19, 2002;

9. The Company's interim report 2002, dated September 18, 2002;

10. The Company's announcement of results of the annual general meeting relating to resolutions on the termination of the existing share option scheme and adoption of the new share option scheme and adoption of Chinese corporate name, dated May 29, 2002, published (in English language) in the Hong Kong iMail and published (in Chinese language) in the Hong Kong Economic Times, both on May 30, 2002; and

HellerEhrman

11. The Company's circular in respect of the proposals involving adoption of the new share option scheme and termination of the existing share option scheme and general mandates to repurchase its own shares and to issue shares and adoption of Chinese corporate name, dated May 6, 2002.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Simon Luk

Enclosures

cc: Tomorrow International Holdings Limited

h:\dlai\ADR\22416\0001\13sec.doc

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt *as to any aspect of this circular or as to the action to be taken, you should consult* your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or professional adviser.

If you have sold or transferred all your shares in Tomorrow International Holdings Limited (the "Company"), you should at once hand this circular to the purchaser or other transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

TOMORROW INTERNATIONAL HOLDINGS LIMITED

(incorporated in Bermuda with limited liability)

PROPOSALS INVOLVING

GENERAL MANDATES TO REPURCHASE SHARES AND TO ISSUE SHARES AND AMENDMENT OF BYE-LAWS

A notice convening an annual meeting of the Company to be held at Unit 903–906, 9th Floor, Tower I, Harbour Centre, 1 Hok Cheung Street, Hung Hom, Kowloon, Hong Kong on Friday, 27th June 2003 at 11:30 a.m. (the "Annual General Meeting") is set out on pages 3 and 6 of the Company's 2002 annual report despatched to the Shareholders on 30th April 2003. Whether or not you propose to attend the Annual General Meeting, you are requested to complete and return the form of proxy enclosed in the 2002 annual report of the Company in accordance with the instructions printed thereon to the Company's principal place of business at 27th Floor, Henley Building, 5 Queen's Road Central, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for the holding of the Annual General Meeting or any adjournment thereof. Completion of the form of proxy shall not preclude you from attending and voting at the Annual General Meeting or any adjourned meeting should you so wish.

5th May 2003

CONTENTS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"Annual General Meeting"	the annual general meeting of the Company to be held at Unit 903-906, 9th Floor, Tower I, Harbour Centre, 1 Hok Cheung Street, Hung Hom, Kowloon, Hong Kong on Friday, 27th June 2003 at 11:30 a.m.
"Board"	the board of Directors of the Company
"business day"	a day (excluding Saturday) on which banks are generally open for business in Hong Kong
"Capital Reduction"	the proposed reduction of capital of the Company by way of cancellation of the paid-up capital to the extent of HK$0.099 on each existing issued share as defined in the Company's announcement dated 2nd May 2003
"Capital Reorganisation"	the capital reorganisation of the Company as defined in the Company's announcement dated 2nd May 2003
"Consolidated Share(s)"	share(s) of HK$0.01 each in the share capital of the Company upon the Capital Reorganisation (as defined in the Company's announcement dated 2nd May 2003) taking effect
"Company"	Tomorrow International Holdings Limited, a company incorporated in Bermuda with limited liability, the Shares of which are listed on the Stock Exchange
"Companies Act"	Companies Act 1981 of the Laws of Bermuda
"Companies Ordinance"	Companies Ordinance Chapter 32 of the Laws of Hong Kong
"Directors"	the directors of the Company
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Latest Practicable Date"	2nd May 2003, being the latest practicable date prior to the printing of this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"New Share(s)"	share(s) of HK$0.001 each in the share capital of the Company following the implementation of the Capital Reduction
"Repurchase Mandate"	a general mandate to the Directors to exercise the powers of the Company to repurchase shares during the period as set out in the Repurchase Resolution
"Repurchase Resolution"	the proposed ordinary resolution as referred to in resolution no.4(B) of the notice of the Annual General Meeting

"SGM"	a special general meeting to be convened to approve the proposed Capital Reorganisation
"SFO"	Securities and Futures Ordinance Chapter 571 of the Laws of Hong Kong
"Share(s)"	share(s) of HK$0.10 each in the existing share capital of the Company
"Shareholder(s)"	shareholder(s) of the Company
"Share Consolidation"	the proposed share consolidation whereby every 10 issued and unissued New Shares will be consolidated into 1 Consolidated Share as defined in the Company's announcement dated 2nd May 2003
"Share Issue Mandate"	a general mandate to the Directors to exercise the power of the Company to allot and issue shares during the period as set out in ordinary resolution no.4(A) referred to in the notice of the Annual General Meeting
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeover Code"	the Hong Kong Code on Takeovers and Mergers
"HK$"	Hong Kong dollars

TOMORROW INTERNATIONAL HOLDINGS LIMITED

(incorporated in Bermuda with limited liability)

Executive Directors:
Mr. Yau Tak Wah, Paul *(Chairman)*
Ms. Louie Mei Po
Ms. Wong Shin Ling, Irene
Mr. Tam Wing Kin
Mr. Tam Ping Wah

Independent Non-executive Directors:
Mr. Ng Wai Hung
Mr. Cheung Chung Leung, Richard

Registered Office:
Clarendon House
Church Street
Hamilton HM11
Bermuda

Principle Place of Business:
27th Floor
Henley Building
5 Queen's Road Central
Hong Kong

5th May 2003

To the Shareholders

Dear Sir or Madam,

PROPOSALS INVOLVING GENERAL MANDATES TO REPURCHASE SHARES AND TO ISSUE SHARES AND AMENDMENT OF BYE-LAWS

INTRODUCTION

At the Annual General Meeting, resolutions will be proposed to grant to the Directors general mandates to issue and allot shares and repurchase shares since the general mandates granted to the Directors on 28th May, 2002 to issue Shares and to repurchase Shares will expire at the forthcoming Annual General Meeting.

The Securities and Futures (Clearing Houses) Ordinance had been repealed with the coming into effect of the SFO on 1st April 2003. On commencement of the SFO, a recognised clearing house under the Securities and Futures (Clearing Houses) Ordinance, Hong Kong Securities Clearing Company Limited, shall be deemed to have been recognised as a clearing house under the SFO. To reflect the aforesaid change, the Bye-Laws of the Company has to be amended accordingly.

The purpose of this circular is to provide you with information regarding the proposed Repurchase Mandate and Shares Issue Mandate and amendment of Bye-Laws of the Company.

GENERAL MANDATE TO REPURCHASE SHARES

At the annual general meeting of the Company held on 28th May 2002, a general mandate was given by the Company to the Directors to exercise the powers of the Company to repurchase Shares. Such mandate will lapse at the conclusion of the forthcoming Annual General Meeting. The Directors propose to seek your approval of the Repurchase Resolution to be proposed at the Annual General Meeting. An explanatory statement as required under Rule 10.06 of the Listing Rules to provide the requisite information of the Repurchase Mandate is set out in the appendix to this circular.

The Directors wish to state that they have no present intention of exercising the Repurchase Mandate to repurchase shares.

As at the Latest Practicable Date, the issued share capital of the Company comprised 2,860,686,445 fully paid up Shares. Subject to the passing of the Repurchase Resolution and on the basis that no further Shares are issued or repurchased prior to the Annual General Meeting, the Company would be allowed under the Repurchase Mandate to repurchase up to a maximum of 286,068,644 Shares or 286,068,644 New Shares in the event that the Capital Reduction has been approved by the Shareholders at the SGM (or any adjournment thereof) or 28,606,864 Consolidated Shares in the event that the Share Consolidation has also been approved by the Shareholders at the SGM (or any adjournment thereof).

GENERAL MANDATE TO ISSUE SHARES

It will be proposed at the Annual General Meeting two ordinary resolutions respectively granting to the Directors a general mandate to allot, issue and deal with Shares (or New Shares or Consolidated Shares, as the case may be) not exceeding 20% of the issued share capital of the Company at the date of the resolution or upon the Capital Reduction of the Company taking effect, 20% of the issued share capital of the Company in issue immediately upon the Capital Reduction taking effect (as the case may be) and adding to such general mandate so granted to the Directors any shares representing the aggregate nominal amount of the shares repurchased by the Company after the granting of the general mandate to repurchase up to 10% of the issued share capital of the Company at the date of the Repurchase Resolution or upon the Capital Reduction of the Company taking effect, 10% of the issued share capital of the Company in issue immediately upon the Capital Reduction taking effect (as the case may be).

Subject to the passing of the proposed ordinary resolutions as referred in resolutions no.4(B) and no.4(C) of the notice of the Annual General Meeting and on the basis that no further Shares are issued or repurchased prior to the Annual General Meeting and no shares are repurchased under the Repurchase Resolution, the Company would be allowed to issue and allot up to a maximum of 572,137,289 Shares or 572,137,289 New Shares in the event the Capital Reduction has been approved by the Shareholders at the SGM (or any adjournment thereof) or 57,213,728 Consolidated Shares in the event that the Share Consolidation has also been approved by the Shareholders at the SGM (or any adjournment thereof) which is 20% of the issued share capital of the Company as at the Latest Practicable Date.

The Directors wish to state that they have no present intention of exercising the Share Issue Mandate to issue and allot shares.

CAPITAL REORGANISATION

A circular containing details of the Capital Reorganisation will be sent to Shareholders as soon as practicable.

AMENDMENT OF BYE-LAWS

Under Bye-Law (1) of the Bye-Laws of the Company, "clearing house" is defined as a recognised clearing house within the meaning of Section 2 of the Securities and Futures (Clearing Houses) Ordinance of Hong Kong or a clearing house recognised by the laws of the jurisdiction in which the shares of the Company are listed or quoted on a stock exchange in such jurisdiction. With the repeal of the Securities and Futures (Clearing Houses) Ordinance on the coming into effect of the SFO on 1st April 2003, the definition of "clearing house" in the Company's Bye-Laws need to be amended.

It is proposed that the definition of a "clearing house" in the Bye-Laws of the Company shall be amended such that reference to the Securities and Futures (Clearing Houses) Ordinance shall be replaced by the SFO.

The proposed amendment to Bye-Law (1) of the Bye-Laws of the Company is set out in special resolution no.5 of the notice of the Annual General Meeting.

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

ANNUAL GENERAL MEETING

The notice of the Annual General Meeting, which contains, inter alia, ordinary resolutions to approve the Repurchase Mandate and the Share Issue Mandate and a special resolution to amend the Bye-Laws of the Company, is set out in the 2002 annual report of the Company despatched to the Shareholders on 30th April 2003.

A form of proxy for use at the Annual General Meeting is enclosed in the 2002 annual report of the Company. Whether or not you propose to attend the Annual General Meeting, you are requested to complete the said form of proxy in accordance with the instructions printed thereon and return it to the Company's principal place of business in Hong Kong at 27th Floor, Henley Building, 5 Queen's Road Central, Hong Kong not less than 48 hours before the time fixed for holding the Annual General Meeting. Completion and return of the form of proxy will not prevent you from attending and voting at the Annual General Meeting or any adjourned meeting thereof (as the case may be) should you wish to do so.

RECOMMENDATION

The Directors consider that the grant of the Repurchase Mandate and the Share Issue Mandate and amendment of Bye-Laws is in the interests of the Company and its shareholders as a whole and accordingly recommend Shareholders to vote in favour of all the resolutions as set out in the notice of the Annual General Meeting.

Yours faithfully,
By order of the board of
Tomorrow International Holdings Limited
Yau Tak Wah, Paul
Chairman

This appendix serves as an explanatory statement, as required by the Listing Rules, to provide requisite information to you for your consideration of the Repurchase Mandate.

1. SHARE CAPITAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 2,860,686,445 fully paid up Shares of HK$0.10 each. Subject to the passing of the Repurchase Resolution and on the basis that no further Shares are issued or repurchased prior to the Annual General Meeting, the Company would be allowed under the Repurchase Mandate to repurchase up to a maximum of 286,068,644 fully paid up Shares which is 10% of the issued share capital of the Company as at the Latest Practicable Date or 286,068,644 New Shares or 28,606,864 Consolidated Shares which is 10% of the issued share capital of the Company immediately upon the Capital Reduction or Share Consolidation taking effect.

2. REASONS FOR REPUCHASES

The Directors believe that the Repurchase Resolution is in the best interests of the Company and the Shareholders. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the value of the net assets and/or earnings per share and will only be made when the Directors believe that such repurchases will benefit the Company and the Shareholders as a whole.

3. FUNDING OF REPURCHASES

In repurchasing shares, the Company may only apply funds legally available for such purpose in accordance with its Memorandum of Association and Bye-laws and the Companies Act.

Bermuda law provides that the amount of capital repaid in connection with a share repurchase may only be paid out of either the capital paid up on the relevant shares, or the profits that would otherwise be available for dividend or the proceeds of a fresh issue of shares made for the purpose. The amount of premium payable on repurchase may only be paid out of either the profits that would otherwise be available for dividend or out of the share premium or contributed surplus accounts of the Company.

It is expected that the Company will fund any repurchase of shares from its available internal resources. There may be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited accounts contained in the annual report for the year ended 31st December, 2002) in the event that the Repurchase Mandate were to be exercised in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements or gearing position of the Company as may be determined by the Directors from time to time to be appropriate for the Company.

4. DISCLOSURE OF INTEREST

None of the Directors, nor to the best of their knowledge having made all reasonable enquiries, any of their associates nor any directors of such associates (as defined in the Listing Rules), have any present intention to sell any Shares to the Company under the Repurchase Mandate if it is approved by the Shareholders.

No connected person (as defined in the Listing Rules) of the Company has notified the Company that he has a present intention to sell any Shares to the Company or its subsidiaries, or have undertaken not to do so, in the event that the Company is authorised to make repurchases of its own shares and the Repurchase Mandate is approved by Shareholders.

5. UNDERTAKING OF THE DIRECTORS

The Directors have undertaken to the Stock Exchange that if they shall exercise the power of the Company to make repurchases pursuant to the Repurchase Resolution they will exercise the same in accordance with the Listing Rules, the laws of Bermuda and all applicable laws.

6. SHARE PRICES

The highest and lowest prices at which the Shares were traded on the Stock Exchange during each of the twelve months preceding the Latest Practicable Date were as follows:

	Per Share	
	Highest	**Lowest**
	HK$	*HK$*
2002		
May	0.140	0.122
June	0.133	0.102
July	0.123	0.067
August	0.086	0.067
September	0.079	0.069
October	0.077	0.062
November *Note 1*	0.088	0.055
December *Note 1*	N/A	N/A
2003		
January	0.088	0.050
February *Note 2*	0.068	0.050
March *Note 2*	0.068	0.040
April	0.070	0.035

Note 1: Trading of Share was suspended from 27th November 2002 to 20th December 2002 and nil share was traded from 21st December 2002 to 31st December 2002

Note 2: Trading of Shares was suspended from 21st February 2003 to 4th March 2003.

7. SHARE REPURCHASE MADE BY THE COMPANY

There have been no repurchase by the Company, or any of its subsidiaries, of any Shares in the six months immediately preceding the date of this circular (whether on the Stock Exchange or otherwise).

8. EFFECT OF THE TAKEOVER CODE

If as a result of the exercise of the power to repurchase shares pursuant to the Repurchase Mandate, a Shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of Rule 32 of the Takeover Code. Accordingly, a Shareholder or a group of Shareholders acting in concert could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeover Code.

As at the Latest Practicable Date, to the best of the knowledge and belief of the Company, Winspark Venture Limited (a company wholly beneficially owned by Mr. Chan Yuen Ming), together with its associates, holding 1,658,359,630 Shares which is approximately 58.0% of the issued share capital of the Company, was the only substantial shareholder holding more than 10% of the issued share capital of the Company. On the basis that no further shares are issued or repurchased and in the event that the Directors should exercise in full power to purchase shares under the Repurchase Mandate, the shareholding of Winspark Venture Limited, together with its associates, in the Company would be increased to approximately 64.4% of the issued share capital of the Company. The exercise of the Repurchase Mandate in full will not result in the number of shares of the Company held by the public falling below 25% of the total number of shares in issue. The Directors have no present intention of exercising the Repurchase Mandate. The Directors are not aware of any consequences or implications which may arise under the Takeover Code as a result of any repurchases of shares made under the Repurchase Mandate.

此乃要件　請即處理

閣下如對本通函或應採取之行動有任何疑問，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓名下所有之明日國際集團有限公司(「本公司」)股份，應立即將本通函交予買主或其他承讓人或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

TOMORROW INTERNATIONAL HOLDINGS LIMITED

明日國際集團有限公司

(於百慕達註冊成立之有限公司)

購回股份及發行股份之
一般授權及
修訂公司細則之建議

本公司將於二零零三年六月二十七日星期五上午十一時三十分假座香港九龍紅磡鶴翔街1號維港中心1座9樓903－906室舉行股東週年大會(「股東週年大會」)，召開大會之通告載於二零零三年四月三十日向股東寄發之本公司二零零二年年報第3至6頁。無論　閣下會否出席股東週年大會，敬請按本公司二零零二年年報隨附之代表委任表格上印備之指示填妥表格，並將其盡快交回本公司之主要營業地點，地址為香港皇后大道中5號衛怡大廈27樓，惟交回表格之時間在任何情況下均不得遲於股東週年大會或其任何續會指定舉行時間前四十八小時。填妥及交回代表委任表格後，　閣下屆時仍可親身出席股東週年大會或其任何續會及在會上投票。

二零零三年五月五日

目　錄

在本通函內，除文義另有所指外，以下詞彙之釋義如下：

「股東週年大會」	指	本公司將於二零零三年六月二十七日星期五上午十一時三十分假座香港九龍紅磡鶴翔街1號維港中心第一期9樓903－906室舉行之股東週年大會
「董事會」	指	本公司董事會
「營業日」	指	香港銀行一般之營業日期（不包括星期六）
「資本削減」	指	如本公司於二零零三年五月二日刊發之公佈所下之定義，本公司透過註銷繳足股本每股現有已發行股份0.099港元，削減本公司資本之建議
「資本重組」	指	如本公司於二零零三年五月二日刊發之公佈所下之定義，本公司之資本重組
「合併股份」	指	如本公司於二零零三年五月二日刊發之公佈所下之定義，待資本重組生效後，本公司股本中每股面值0.01港元之股份
「本公司」	指	明日國際集團有限公司，一家在百慕達註冊成立之有限公司，其股份在聯交所上市
「公司法」	指	百慕達一九八一年公司法
「公司條例」	指	香港法例第三十二章公司條例
「董事」	指	本公司之董事
「本集團」	指	本公司及其附屬公司
「香港」	指	中華人民共和國香港特別行政區
「最後可行日期」	指	二零零三年五月二日，本通函付印前之最後可行日期
「上市規則」	指	聯交所證券上市規則
「新股」	指	待實施資本削減後，本公司股本中每股面值0.001港元之股份
「購回授權」	指	授予董事之一般授權，以於購回決議案所載之期間內行使本公司權力購回股份
「購回決議案」	指	股東週年大會通告第4(B)項決議案所述之已提呈普通決議案

「股東特別大會」	指	就批准資本重組建議而召開之股東特別大會
「證券及期貨條例」	指	香港法例第五七一章證券及期貨條例
「股份」	指	本公司現有股本中每股面值0.10港元之股份
「股東」	指	本公司之股東
「股份合併」	指	如本公司於二零零三年五月二日刊發之公佈所下之定義，將與10股已發行及未發行新股合併為1股經合併股份的股份合併建議
「股份發行授權」	指	授予董事之一般授權，以於股東週年大會通告所述第4(A)項普通決議案所載之期間內行使本公司權力配發及發行股份
「聯交所」	指	香港聯合交易所有限公司
「收購守則」	指	香港公司收購及合併守則
「港元」	指	香港幣值

TOMORROW INTERNATIONAL HOLDINGS LIMITED
明日國際集團有限公司
(於百慕達註冊成立之有限公司)

執行董事：
邱德華先生(主席)
雷美寶女士
王香玲女士
譚榮健先生
譚炳華先生

獨立非執行董事：
吳偉雄先生
張仲良先生

註冊辦事處：
Clarendon House
Church Street
Hamilton HM11
Bermuda

主要營業地點：
香港
皇后大道中5號
衡怡大廈
27樓

敬啟者：

購回股份及發行股份之
一般授權及
修訂公司細則之建議

緒言

鑑於二零零二年五月二十八日授予董事以發行及購回股份之一般授權，將於應屆股東週年大會上到期，故於股東週年大會上，將提呈決議案向董事授出一般授權，以發行及配發股份及購回股份。

隨著證券及期貨條例於二零零三年四月一日生效，證券及期貨(結算所)條例已被廢除。自證券及期貨條例開始生效，證券及期貨(結算所)條例下之認可結算所香港中央結算有限公司將被視為根據證券及期貨條例認可之結算所。據此，本公司之公司細則須予修訂以反映上述變動。

本通函旨在向　閣下提供有關購回授權、股份發行授權及修訂本公司細則之建議之資料。

購回股份之一般授權

在本公司於二零零二年五月二十八日舉行之股東週年大會上，本公司向董事授出一般授權，行使本公司權力以購回股份。有關授權將於本公司應屆週年大會結束時作廢。董事擬尋求　閣下批准在股東週年大會上將予提呈之購回決議案。本通函附錄載有上市規則第10.06條規定之說明函件，以提供有關購回授權之必需資料。

董事擬表明，彼等現無意行使購回授權以購回股份。

於最後可行日期，本公司之已發行股本包括2,860,686,445股繳足股款股份。倘通過購回決議案及假設於舉行股東週年大會之前並無進一步發行或購回股份，則本公司將獲准根據購回決議案購回最多達286,068,644股股份，或倘股東於股東特別大會(或其任何續會)上通過資本削減，則購回最多達286,068,644股新股，或倘股東於股東特別大會(或其任何續會)上同時通過股份合併，則購回最多達28,606,864股合併股份。

發行股份之一般授權

股東週年大會上將分別提呈兩項普通決議案，向董事授出一般授權以配發、發行及買賣股份(或新股或合併股份(視情況而定))，惟不得超過於決議案日期之本公司已發行股本之20%，或待本公司資本削減生效後，不得超過緊接資本削減生效後本公司已發行股本之20%(視情況而定)，以及在按上文向董事授出之一般授權之上，另加相當於本公司於獲授可購回最多佔於購回決議案日期之本公司已發行股本10%，或待本公司資本削減生效後，緊接資本削減生效後本公司已發行股本之10%(視情況而定)之一般授權後可予購回之股份總面額之任何股份。

倘通過股東週年大會通告第4(B)及4(C)項決議案及假設於舉行股東週年大會之前並無進一步發行或購回股份及並無根據購回授權購回任何股份，則本公司將獲准發行及配發最多達572,137,289股股份，或倘股東於股東特別大會(或其任何續會)上通過資本削減，則發行及配發最多達572,137,289股新股，或倘股東於股東特別大會(或其任何續會)上同時通過股份合併，則發行及配發最多達57,213,728股合併股份，佔本公司於最後可行日期之已發行股本20%。

董事擬表明，彼等現無意行使股份發行授權以發行及配發股份。

資本重組

載有有關資本重組詳情之通函將盡快寄發予股東。

修訂公司細則

根據本公司之公司細則第(1)條，「結算所」指香港證券及期貨(結算所)條例第2節界定之認可結算所或本公司股份在其證券交易所上市或報價之司法權區之法例認可之結算所。鑑於證券及期貨條例於二零零三年四月一日生效，而證券及期貨(結算所)條例隨之被廢除，本公司公司細則內「結算所」之定義亦須予修訂。

本公司建議將公司細則內之「結算所」定義修訂，當中就證券及期貨(結算所)條例之指稱以證券及期貨條例取代。

修訂本公司公司細則第(1)條之建議，載於股東週年大會通告第5項特別決議案。

責任聲明

本通函遵照上市規則之規定以提供有關本集團之資料。董事願就本通函所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等深知及確信，本通函並無遺漏任何其他事實，致使本通函之任何聲明產生誤導。

股東週年大會

股東週年大會通告載於在二零零三年四月三十日向股東寄發之本公司二零零二年年報，通告內載列(其中包括)普通決議案以批准購回授權及股份發行授權，以及特別決議案以修訂本公司之細則。

本公司二零零二年年報隨附股東週年大會適用之代表委任表格。無論　閣下會否出席股東週年大會，敬請按隨附之代表委任表格印備之指示填妥表格，並將其盡快交回本公司在香港之主要營業地點，地址為香港皇后大道中5號衡怡大廈27樓，惟交回表格之時間不得遲於股東週年大會指定舉行時間前四十八小時。填妥及交回代表委任表格後，　閣下屆時仍可親身出席股東週年大會或其任何續會(視情況而定)及在會上投票。

推薦意見

董事相信，授出購回授權、股份發行授權及修訂公司細則在整體上符合本公司及股東之最佳利益。因此，董事推薦　閣下投票贊成股東週年大會通告所載之所有決議案。

此致

列位股東　台照

承董事會命
明日國際集團有限公司
邱德華
主席
謹啟

二零零三年五月五日

本附錄乃遵照上市規則編製之說明函件，旨在向　閣下提供有關購回授權之必需資料。

1. 股本

於最後可行日期，本公司之已發行股本包括2,860,686,445股每股面值0.10港元之繳足股款股份。倘通過購回決議案及假設於舉行股東週年大會之前並無進一步發行或購回股份，則本公司將獲准根據購回決議案購回最多達286,068,644股繳足股款股份，佔本公司於最後可行日期之已發行股本10%，或購回最多達286,068,644股新股或28,606,864股合併股份，佔本公司於緊隨資本削減或股份合併生效後之已發行股本10%。

2. 購回之理由

董事相信購回決議案符合本公司及股東之最佳利益。購回（視乎當時之市況及資金安排而定）可提高股份之資產淨值及／或每股盈利，並只會在董事認為購回將在整體上對本公司及股東有利之情況下方會進行。

3. 購回所需資金

在購回股份時，本公司只可動用根據其公司組織章程大綱及公司細則以及公司法可合法撥作此用途之資金。

百慕達法例規定就購回股份而退還之資本額只可自有關股份之實收資本或可供派發股息之溢利或就此發行新股份所得收入中撥款支付。就購回股份所需支付之溢價只可自可供派發股息之溢利或自本公司之股份溢價或實繳盈餘賬中撥款支付。

預期本公司將以內部資金用作任何購回股份所需之資金。倘於建議之購回期間內任何時間購回授權獲全面行使，可能對本公司之營運資金或負債狀況構成不利影響（相對本公司截至二零零二年十二月三十一日止年度之年報所披露之狀況而言）。然而，董事無意因行使購回授權而引致對本公司之營運資金需求或董事認為本公司宜不時維持之負債水平構成重大不利影響。

4. 權益之披露

各董事或（彼等於作出一切合理查詢後所知）彼等之任何聯繫人士或該等聯繫人士之任何董事（定義見上市規則）目前概無意根據購回授權（倘獲股東批准）出售任何股份予本公司。

本公司其他關連人士（定義見上市規則）並無知會本公司，表示目前擬於本公司獲授權購回本身股份或購回授權獲得股東批准時，將任何股份售予本公司或其附屬公司，亦無承諾不出售該等股份予本公司或其附屬公司。

5. 董事之承諾

董事已向聯交所承諾，倘彼等按照購回決議案行使本公司之權力進行購回，彼等將根據上市規則、百慕達適用法例及所有適用法例行使該權力。

6. 股份價格

以下為股份於最後可行日期前十二個曆月內每月在聯交所錄得之最高及最低價格：

	每股股份	
	最高	最低
	港元	港元
二零零二年		
五月	0.140	0.122
六月	0.133	0.102
七月	0.123	0.067
八月	0.086	0.067
九月	0.079	0.069
十月	0.077	0.062
十一月(附註1)	0.088	0.055
十二月(附註1)	不適用	不適用
二零零三年		
一月	0.088	0.050
二月(附註2)	0.068	0.050
三月(附註2)	0.068	0.040
四月	0.070	0.035

附註1：股份於二零零二年十一月二十七日至二零零二年十二月二十日期間暫停買賣，於二零零二年十二月二十一日至二零零二年十二月三十一日期間並無任何股份成交。

附註2：股份於二零零三年二月二十一日至二零零三年三月四日期間暫停買賣。

7. 本公司購回之股份

本公司或其任何附屬公司於緊接本通函刊發日期前六個月內概無(在聯交所或循其他途徑)購回任何股份。

8. 收購守則之影響

倘因根據購回授權行使權力購回股份而導致某一股東在本公司所佔之投票權權益比例有所增加，則就收購守則第32條而言，該項權益比例增加將視為一項收購行動。因此，一名股東或一批採取一致行動之股東可因而取得或聯合取得本公司之控制權，須根據收購守則第26條提出強制性收購建議。

於最後可行日期，就本公司所深知及確信，由陳遠明先生全資實益擁有之公司Winspark Venture Limited為唯一持有本公司已發行股本逾10%之主要股東。Winspark連同其聯繫人士合共持有1,658,359,630股股份，約佔本公司已發行股本之58.0%。倘並無發行或購回其他股份，而董事根據購回授權全面行使權力購回股份，則Winspark Venture Limited連同其聯繫人士所持之本公司股權將增至佔本公司已發行股本約64.4%。全面行使購回授權將不會導致本公司之公眾持股量低於已發行股份總數之25%。董事目前無意行使購回授權。據董事所知，根據購回授權購回股份將不會引致根據收購守則可能產生之後果或影響。

TOMORROW INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

PROPOSED CAPITAL REORGANISATION INVOLVING

(1) REDUCTION OF THE ISSUED SHARE CAPITAL AND SUBDIVISION OF UNISSUED SHARE CAPITAL, (2) CONSOLIDATION OF THE ISSUED AND UNISSUED SHARE CAPITAL, (3) AMENDMENT TO THE BYE-LAWS AND (4) CHANGE IN BOARD LOT SIZE

The Board proposes to effect the Capital Reorganisation pursuant to which (i) the nominal value of all the issued Shares will be reduced from HK$0.10 to HK$0.001 each by the cancellation of HK$0.099 of the paid-up capital on each issued Share; (ii) each unissued Share will be subdivided into 100 New Shares; (iii) every 10 issued and unissued New Shares will be consolidated into 1 Consolidated Share; and (iv) the credit of HK$283,207,958.06 arising from the Capital Reduction will be transferred to a contributed surplus account of the Company, which may be used in future for such purposes as the Board may direct (including the payment of dividend) subject to the Companies Act and the Bye-laws.

To facilitate the Capital Reorganisation, the Bye-laws will need to be amended to allow for the adjustment to the par value of the Shares. The amendment to the Bye-laws require the sanction of a special resolution passed by the Shareholders at the SGM.

Assuming the Capital Reorganisation becomes effective, the Board also proposes that the board lot size for trading on the Stock Exchange be changed from 2,000 Shares to 4,000 Consolidated Shares upon the Capital Reorganisation becoming effective, which is expected to take place on or about Monday, 30th June, 2003. If only the Capital Reduction and Share Subdivision take effect (i.e., the Share Consolidation not taking effect), there will be no change to the board lot size.

Further announcement regarding the expected timetable for the Capital Reorganisation, parallel trading arrangements, arrangements for odd lot facilities and free exchange of share certificates will be made as soon as practicable.

The SGM will be convened to approve the resolutions in respect of the Capital Reduction and Share Subdivision, the Share Consolidation and the amendment to the Bye-laws.

A circular containing details of the Capital Reorganisation, change in board lot size of the Consolidated Shares, parallel trading arrangements, arrangements of odd lot facilities, arrangements for free exchange of share certificates for the New or Consolidated Shares and a notice convening the SGM to approve the Capital Reorganisation will be sent to the Shareholders as soon as practicable.

PROPOSED CAPITAL REORGANISATION

The Board proposes to effect the Capital Reorganisation pursuant to which:

1. the nominal value of all the issued Shares will be reduced from HK$0.10 to HK$0.001 each by the cancellation of HK$0.099 of the paid-up capital on each issued Share;
2. each authorised but unissued Share will be subdivided into 100 New Shares;
3. every 10 issued and unissued New Shares will be consolidated into 1 Consolidated Share of HK$0.01 each; and
4. the credit of HK$283,207,958.06 arising from the Capital Reduction on the basis of 2,860,686,445 Shares in issue will be transferred to a contributed surplus account of the Company, which may be used in future for such purposes as the Board may direct (including the payment of dividend) subject to the Companies Act and the Bye-laws.

REASONS FOR THE CAPITAL REORGANISATION

The Board noted that from 26th July, 2002, being the date that the closing price of the Shares was below the nominal value of HK$0.10 each, to the date of this announcement, the Shares have been traded at prices ranging from a low of HK$0.035 per Share to a high of HK$0.099 per Share. The closing price of the Shares on Friday, 2nd May, 2003 (being the last day of trading in the Shares on the Stock Exchange prior to the release of this announcement) was HK$0.060 per Share. Under Bermuda law, a company, including the Company, is not allowed to issue shares at a discount to the nominal value of such shares. With a view to facilitating any fund-raising exercise or asset acquisition by way of allotment or placement of shares when the Board considers the circumstances so require in the future, the Board considers that the Capital Reduction, which will reduce the nominal value of the Shares to an amount which is less than its corresponding market value, is in the best interest of the Company and the Shareholders as a whole. In addition, following the Share Consolidation, the market price of the Consolidated Shares is expected to be higher than their par value as a result of the consolidation of 10 New Shares into 1 Consolidated Share and the reduction of par value. The Board currently has no planned fund-raising activities, including the issue of shares, following the Capital Reorganisation.

EFFECTS OF THE CAPITAL REORGANISATION

As at the date of this announcement, the authorised share capital of the Company was HK$500,000,000 divided into 5,000,000,000 Shares of which 2,860,686,445 Shares were issued and credited as fully paid. Immediately upon the Capital Reorganisation becoming effective and on the basis that 2,860,686,445 Shares will be in issue immediately prior to the Capital Reduction becoming effective, the authorised share capital of the Company will remain unchanged at HK$500,000,000 but the number of authorised shares shall be divided into 50,000,000,000 Consolidated Shares (representing a 10 times increase in the number of authorised shares) of which 286,068,644 Consolidated Shares (representing a 90% reduction in the number of issued shares) will be in issue and credited as fully paid.

The following is a table setting out the effects of the Capital Reorganisation on the issued capital of the Company:

	As at the date of this announcement			Immediately after the Capital Reduction becomes effective *(Note)*			Immediately after the Capital Reorganisation becomes effective		
	HK$	*Par value (HK$)*	*Number of Shares*	*HK$*	*Par value (HK$)*	*Number of New Shares*	*HK$*	*Par value (HK$)*	*Number of Consolidated Shares*
Issued share capital, credited as fully paid	286,068,644.50	0.10	2,860,686,445	2,860,686.44	0.001	2,860,686,445	2,860,686.44	0.01	286,068,644

Note: Based on 2,860,686,445 Shares in issue immediately prior to the Capital Reduction becoming effective.

A credit of HK$283,207,958.06 arising from the Capital Reduction will be transferred to a contributed surplus account of the Company. Under the Companies Act, the contributed surplus account is distributable to the shareholders of a company by way of dividend. The Company does not have any current intentions to declare or pay any dividend out of the contributed surplus account.

As at the date of this announcement, 91,500,000 Shares are subject to the outstanding Share Options and no options have been granted under the New Share Option Scheme. Assuming that all of the outstanding Share Options were to be exercised in full prior to the effective date of the Capital Reorganisation, an additional 91,500,000 Shares would be in issue and an additional credit of HK$9,058,500 (calculated as 91,500,000 Shares x HK$0.099) would arise from the Capital Reduction as a result of the exercise of the Share Options. Such credit, if so arising, will also be transferred to a contributed surplus account of the Company. The potential aggregate credit as a result of the Capital Reduction is HK$292,266,458.06. The exercise price of the Share Options and/or the number of shares subject to the Share Options will be adjusted in accordance with the rules of the Old Share Option Scheme. If any Share Option may become or remains exercisable on the effective date of the Capital Reorganisation, the Company will request the auditors of the Company to provide a certificate as to the adjustment (if any) required to be made in accordance with the rules of the Old Share Option Scheme and Rule 17.03(13) of the Listing Rules once the Capital Reorganisation becomes effective. The Company will make a further announcement if such adjustment is necessary.

The Board believes that the Capital Reorganisation will not alter the underlying assets and liabilities, business operations or management of the Company or the proportionate interests of the Shareholders, except for the payment of the related expenses of approximately HK$800,000. The Board believes that the Capital Reorganisation will not have any adverse effect on the financial position of the Company and its subsidiaries.

The Capital Reduction and Share Subdivision or Capital Reorganisation, as the case may be, will not result in any change in the relative rights of the Shareholders, except that any fractions of the New or Consolidated Shares, as the case may be, to which the Shareholders would otherwise be entitled upon the Capital Reduction and Share Subdivision or Capital Reorganisation, as the case may be, becoming effective will be aggregated and sold for the benefit of the Company.

CONDITIONS OF THE CAPITAL REORGANISATION

The Capital Reduction and Share Subdivision are interconditional. The Share Consolidation is conditional on the Capital Reduction and Share Subdivision.

The Capital Reduction is conditional on the fulfillment of the following conditions which are not waivable:

(1) the passing by the Shareholders of a special resolution to be proposed at the SGM approving the Capital Reduction and Share Subdivision;

(2) the publication of a notice in Bermuda in respect of the Capital Reduction in accordance with the Companies Act; and

(3) the Listing Committee of the Stock Exchange granting the listing of, and permission to deal in, the New Shares in issue and the New Shares which may be issued pursuant to the exercise of the Share Options and options which may be granted under the New Share Option Scheme (assuming the Share Consolidation is not approved by the Shareholders).

The Share Consolidation is conditional on the fulfillment of the following conditions which are not waivable:

(1) the Capital Reduction and Share Subdivision taking effect;

(2) the passing by the Shareholders of an ordinary resolution approving the Share Consolidation at the SGM; and

(3) the Listing Committee of the Stock Exchange granting approval for the listing of, and permission to deal in, the Consolidated Shares in issue and the Consolidated Shares which may be issued pursuant to the exercise of the Share Options and options which may be granted under the New Share Option Scheme.

AMENDMENT TO THE BYE-LAWS

To facilitate the Capital Reorganisation, the Bye-laws will need to be amended to allow for the adjustment to the par value of the Shares. Currently, the Bye-laws state that the nominal value of the Shares are HK$0.10 per Share. The amendment to the Bye-laws will permit the Company to amend the par value of its Shares without having to amend the Bye-laws every time this is done to reflect the relevant new par value of the Shares and will require the sanction of a special resolution passed by the Shareholders at the SGM.

CHANGE IN BOARD LOT SIZE AND TRADING ARRANGEMENTS

Assuming the Capital Reorganisation becomes effective, the Board also proposes that the board lot size for trading on the Stock Exchange be changed from 2,000 Shares to 4,000 Consolidated Shares upon the Capital Reorganisation becoming effective, which is expected to take place on or about Monday, 30th June, 2003. In such

case, a temporary counter for trading in the Consolidated Shares will be arranged on the same date. If only the Capital Reduction and Share Subdivision take effect (i.e., the Share Consolidation not taking effect), there will be no change to the board lot size.

The proposed change in board lot size will increase the number of Consolidated Shares for each board lot and such increase is expected to result in a reduction of the transaction costs for dealings in the Consolidated Shares.

In order to facilitate the trading of odd lots (if any), the Company will procure an agent to arrange for the sale and purchase of odd lots on behalf of the Shareholders and potential investors. The Company will also make available arrangements to the Shareholders for the free exchange of existing share certificates for new share certificates for the New or Consolidated Shares upon the Capital Reduction and Share Subdivision or Capital Reorganisation, as the case may be, becoming effective.

Further details of the effective date of the change in board lot size of the Consolidated Shares, parallel trading arrangements, arrangements for odd lot facilities and free exchange of share certificates will be announced by the Company as soon as practicable.

EXPECTED TIMETABLE

The SGM is expected to be held on or about Friday, 27th June, 2003. It is expected that the effective date of the Capital Reduction and Share Subdivision or Capital Reorganisation, as the case may be, will be the business day in Hong Kong immediately after the SGM, which is expected to be on or about Monday, 30th June, 2003. Further announcement regarding the expected timetable for the Capital Reduction and Share Subdivision or Capital Reorganisation, as the case may be, and the procedures for free exchange of share certificates for the New or Consolidated Shares will be made as soon as practicable.

GENERAL

At the SGM, the Directors shall first seek the approval from the Shareholders for the amendment to the Bye-laws. Following this, the Directors shall seek the approval from the Shareholders for the Capital Reduction and Share Subdivision. If the Shareholders approve the Capital Reduction and Share Subdivision, the Directors shall at the same meeting immediately seek the approval from the Shareholders for the Share Consolidation, which is conditional on the Capital Reduction and Share Subdivision taking effect. If the Share Consolidation does not pass, only the Capital Reduction and Share Subdivision shall take effect. In such case, the number of New Shares in issue will be 2,860,686,445. The benefits of the Capital Reduction are detailed in the section headed "Reasons for the Capital Reorganisation" above.

The New or Consolidated Shares that will be in issue upon the Capital Reduction and Share Subdivision or Capital Reorganisation, as the case may be, becoming effective will rank pari passu in all respects with each other, having the rights attached to the shares as set out in the Bye-laws.

A circular containing details of the Capital Reorganisation, change in board lot size of the Consolidated Shares, parallel trading arrangements, arrangements of odd lot facilities, arrangements for free exchange of share certificates for the New or Consolidated Shares and a notice convening the SGM to approve the Capital Reorganisation will be sent to the Shareholders as soon as practicable.

DEFINITIONS

"Board"	the board of Directors
"Bye-laws"	the bye-laws of the Company
"Capital Reduction"	the proposed reduction of the paid-up capital of each of the issued shares from HK$0.10 to HK$0.001 each by the Company by way of the cancellation of HK$0.099 of the paid-up capital on each issued Share
"Capital Reorganisation"	the reorganisation of the capital of the Company by way of the Capital Reduction, Share Subdivision and Share Consolidation
"Companies Act"	the Companies Act 1981 of Bermuda
"Company"	Tomorrow International Holdings Limited, a company incorporated in Bermuda with limited liability and the shares of which are listed on the Stock Exchange
"Consolidated Share(s)"	share(s) with nominal value of HK$0.01 each in the share capital of the Company upon the Capital Reorganisation becoming effective
"Directors"	directors of the Company
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"New Share(s)"	share(s) of HK$0.001 each in the share capital of the Company following the implementation of the Capital Reduction but before the Share Consolidation
"New Share Option Scheme"	the share option scheme of the Company adopted on 29th May, 2002
"Old Share Option Scheme"	the share option scheme of the Company adopted on 21st July, 1995 and which was terminated pursuant to Shareholders' resolution passed on 29th May, 2002
"SGM"	the special general meeting of the Company to be convened for the purpose of considering and approving the amendment to the Bye-laws and the Capital Reorganisation
"Share(s)"	ordinary shares of HK$0.10 each in the existing share capital of the Company
"Share Consolidation"	the proposed share consolidation whereby every 10 issued and unissued New Shares will be consolidated into 1 Consolidated Share
"Share Option(s)"	share options to subscribe for shares in the Company pursuant to the Old Share Option Scheme
"Share Subdivision"	the proposed subdivision of every authorised but unissued Share into 100 New Shares
"Shareholder(s)"	holder(s) of the Share(s)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"HK$"	Hong Kong dollars
"%"	per cent.

By Order of the Board
Tomorrow International Holdings Limited
Yau Tak Wah, Paul
Chairman

Hong Kong, 2nd May, 2003

TOMORROW INTERNATIONAL HOLDINGS LIMITED
明日國際集團有限公司

（於百慕達註冊成立之有限公司）

涉及以下各項的股本重組建議

(1) 削減已發行股本及拆細未發行股本、
(2) 合併已發行及未發行股本、
(3) 修訂公司細則
及
(4) 更改股份每手買賣單位

董事會建議進行股本重組，據此，(i)本公司藉註銷每股已發行股份的繳足股本0.099港元，將全部已發行股份的面值由每股0.10港元削減至每股0.001港元；(ii)每股未發行股份將會拆細為100股新股；(iii)每10股已發行及未發行新股將會合併為1股經合併股份；及(iv)因股本削減事項而產生的進賬283,207,958.06港元將會轉撥入本公司的繳入盈餘賬內，作為董事會日後根據公司法及公司細則撥為該等指定用途(包括派付股息)之用。

為令股本重組得以順利進行，本公司將須修訂公司細則，藉此調整股份面值。修訂公司細則須於股東特別大會上經由股東通過特別決議案批准。

假設股本重組落實生效，董事會亦建議於股本重組生效(預期為二零零三年六月三十日星期一或前後)後，將股份於聯交所的每手買賣單位由現時2,000股股份更改為4,000股經合併股份。倘只有股本削減事項以及股份拆細生效(即股份合併不會生效)，則股份的每手買賣單位將會保持不變。

本公司將在實際可行情況下盡快就有關股本重組、並行買賣安排，碎股對盤服務的安排及免費換領股票的詳情進一步發表公佈。

本公司將會召開股東特別大會，以批准就股本削減事項及股份拆細、股份合併及修訂公司細則而提呈的決議案。

本公司將在實際可行情況下盡快向股東寄發一份通函，當中載有股本重組、更改經合併股份的每手買賣單位、並行買賣安排、碎股對盤服務、免費換領新股或經合併股份股票的安排詳情以及召開股東特別大會以批准股本重組的通告。

股本重組建議

董事會建議進行股本重組，據此：

1. 藉註銷每股已發行股份的繳足股本0.099港元，將全部已發行股份的面值由每股0.10港元削減至每股0.001港元；
2. 每股法定但未發行股份將會拆細為100股新股；
3. 每10股已發行及未發行新股將合併為1股每股面值0.01港元的經合併股份；及
4. 按2,860,686,445股已發行股份計算，因股本削減事項而產生的進賬283,207,958.06港元將會轉撥入本公司的繳入盈餘賬中，作為董事會日後根據公司法及公司細則撥為該等指定用途(包括派付股息)之用。

進行股本重組的理由

董事會已留意到自二零零二年七月二十六日(即股份收市價低於其面值每股0.10港元當日)起至本公佈發出當日，股份以介乎最低每股0.035港元至最高每股0.099港元的價格買賣。於二零零三年五月二日星期五(即股份於本公佈發表前在聯交所的最後一個交易日)，股份的收市價為每股0.060港元。根據百慕達法律，公司(包括本公司)不得以低於股份面值的折讓價發行股份。股本削減事項乃旨在為了方便本公司日後在董事會認為有需要的情況下透過配發或配售股份以籌措資金或進行資產收購而進行，由於股本削減事項將削減股份面值至低於其相應市值的金額，故董事會認為股本削減事項乃符合本公司及股東的整體最佳利益。此外，於股份合併後，由於本公司將10股新股合併為1股經合併股份並削減股份面值，故預期經合併股份的市價將會高於其面值。董事會目前並無計劃於股本重組後進行任何集資活動(包括發行股份)。

股本重組的影響

於本公佈發出當日，本公司的法定股本為500,000,000港元，分為5,000,000,000股股份，其中2,860,686,445股股份已經發行並入賬列為繳足。緊隨股本重組生效後，按緊接股本削減事項生效前將予發行2,860,686,445股股份計算，本公司的法定股本將保持不變為500,000,000港元，惟法定股份數目則會分為50,000,000,000股經合併股份(即較法定股數增加10倍)，其中286,068,644股經合併股份(即較已發行股數減少90%)將予發行並入賬列為繳足。

下表載列股本重組對本公司已發行股本的影響：

	於本公佈發出當日			緊隨股本削減事項生效後(附註)			緊隨股本重組生效後		
	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
已發行股本：									
入賬列為繳足	286,068,644.50	0.10	2,860,686,445	2,860,686.44	0.001	2,860,686,445	2,860,686.44	0.01	286,068,644

附註： 按緊接股本削減事項生效前已發行2,860,686,445股股份計算。

因股本削減事項而產生的進賬283,207,958.06港元將會轉撥入本公司的繳入盈餘賬內。根據公司法，繳入盈餘賬可透過股息分派予公司的股東。本公司目前無意從繳入盈餘賬宣派或派付任何股息。

於本公佈發出當日，尚未行使的購股權涉及的股份為91,500,000股，且本公司並無根據新購股權計劃授出任何購股權。假設於股本重組生效當日前全部尚未行使購股權已經悉數行使，則本公司將由於購股權獲行使而須額外發行91,500,000股股份，並因股本削減事項而產生額外進賬9,058,500港元(以91,500,000股股份 X 0.099港元計算)。該筆進賬(如有產生)亦將會轉撥入本公司的繳入盈餘賬內。因股本削減事項而可能帶來的進賬總額為292,266,458.06港元。購股權的行使價及／或購股權所涉及的股份數目將須根據舊購股權計劃的規則予以調整。倘於股本重組生效當日本公司有任何購股權可予行使或仍可行使，則本公司將會要求本公司核數師發出證明書，一俟股本重組生效後即根據舊購股權計劃的規則以及上市規則第17.03(13)條的規定作出所須進行的調整(如有)。本公司將於有必要作出調整時另行發表公佈。

董事會相信，進行股本重組除須支付相關費用約800,000港元外，不會影響本公司有關資產及負債、業務運作或管理，亦不會影響股東的股權比例。董事會相信，股本重組將不會對本公司及其附屬公司的財務狀況造成任何不利影響。

股本削減事項及股份拆細或股本重組(視乎情況而定)，將不會導致股東的有關權利有變，惟於股本削減事項及股份拆細或股本重組(視乎情況而定)生效時，股東於新股或經合併股份(視乎情況而定)當中有權享有的任何碎股，將會以本公司的利益為依歸彙集出售。

股本重組的條件

股本削減事項和股份拆細須同時進行。股份合併則須待股本削減事項及股份拆細進行後，方可作實。

股本削減事項須待下列不可豁免的條件獲達成後，方可作實：

(1) 股東在股東特別大會上通過擬於會上提呈的特別決議案以批准股本削減事項及股份拆細；
(2) 根據公司法於百慕達就股本削減事項公佈通告；及
(3) 聯交所上市委員會批准已發行新股，以及根據購股權及新購股權計劃(假設股份合併不獲股東批准)下可能授出的購股權獲行使而可能發行的新股上市及買賣。

股份合併須待下列不可豁免的條件獲達成後，方可作實：

(1) 股本削減事項及股份拆細生效；
(2) 股東在股東特別大會上通過普通決議案以批准股份合併；及
(3) 聯交所上市委員會批准已發行經合併股份，以及根據購股權及新購股權計劃下可能授出的購股權獲行使而可能發行的經合併股份上市及買賣。

修訂公司細則

為令股本重組得以順利進行，本公司將須修訂公司細則，藉此調整股份面值。現時，公司細則訂明股份的面值為每股0.10港元。修訂公司細則讓本公司可以無需每次修訂公司細則亦能夠更改股份的面值，藉以反映股份的有關新面值，而修訂公司細則須於股東特別大會上經由股東通過特別決議案批准。

更改股份每手買賣單位及買賣安排

假設股本重組落實生效，董事會亦建議於股本重組生效(預期為二零零三年六月三十日星期一或前後)後，將股份於聯交所的每手買賣單位由現時2,000股股份更改為4,000股經合併股份。本公司於同日將會就此安排臨時櫃位以買賣經合併股份。倘只有股本削減事項以及股份拆細生效(即股份合併不會生效)，則股份的每手買賣單位將會保持不變。

更改股份每手買賣單位的建議，將會導致經合併股份的每手買賣單位有所增加，預期此舉將可減低買賣經合併股份的交易成本。

為方便碎股買賣(如有)，本公司將委任代理人，代表股東及有意投資者安排買賣碎股。倘若股本削減事項及股份拆細或股本重組(視乎情況而定)得以生效，本公司屆時亦會盡可能安排股東以現有股票免費換領新股或經合併股份的新股票。

本公司將在實際可行情況下盡快公佈有關更改經合併股份的每手買賣單位的生效日期、並行買賣安排、碎股對盤服務的安排及免費換領股票的詳情。

預期時間表

預期本公司將於二零零三年六月二十七日(星期五)或前後召開股東特別大會。削減股本事項及股份拆細或股本重組(視乎情況而定)，將會緊隨有關股東特別大會之日後的香港營業日生效，即預期為二零零三年六月三十日(星期一)或前後。本公司將在實際可行情況下盡快公佈有關股本削減事項及股份拆細或股本重組(視乎情況而定)的預期時間表，以及免費換領新股或經合併股份股票的手續。

一般事項

董事須先於股東特別大會上尋求股東批准修訂公司細則，再繼而尋求股東批准股本削減事項及股份拆細。倘股東批准股本削減事項及股份拆細，則董事須於同一會議上隨即尋求股東批准股份合併，而股份合併有待股本削減事項及股份拆細生效後，方可作實。倘股份合併不獲通過且只有股本削減事項及股份拆細落實生效，在此情況下，已發行新股數目將為2,860,686,445股。有關進行股本削減事項的好處詳情，已載於上文「進行股本重組的理由」一節。

本公司將會於股本削減事項及股份拆細或股本重組(視乎情況而定)生效時，發行新股或經合併股份。新股或經合併股份彼此之間及就各方面而言均可享有公司細則所載股份所享有的同等權益。

本公司將在實際可行情況下盡快向股東寄發一份通函，當中載有股本重組、更改經合併股份的每手買賣單位、並行買賣安排、碎股對盤服務、免費換領新股或經合併股份股票的安排詳情以及召開股東特別大會以批准股本重組的通告。

釋義

「董事會」	指	董事會
「公司細則」	指	本公司的公司細則
「股本削減事項」	指	本公司藉註銷每股已發行股份的已繳足股本0.099港元，將每股已發行股份的繳足股本由每股0.10港元削減至每股0.001港元的建議
「股本重組」	指	本公司透過股本削減事項、股份拆細及股份合併而重組股本
「公司法」	指	百慕達一九八一年公司法
「本公司」	指	明日國際集團有限公司，一間於百慕達註冊成立的有限公司，其股份於聯交所上市
「經合併股份」	指	於股本重組生效後，本公司股本中每股面值0.01港元的股份
「董事」	指	本公司的董事
「香港」	指	中華人民共和國香港特別行政區
「上市規則」	指	聯交所證券上市規則
「新股」	指	進行股本削減事項後但股份合併前，本公司股本中每股面值0.001港元的股份
「新購股權計劃」	指	本公司於二零零二年五月二十九日採納的購股權計劃
「舊購股權計劃」	指	本公司於一九九五年七月二十一日所採納並於二零零二年五月二十九日根據股東通過的決議案予以終止的購股權計劃
「股東特別大會」	指	本公司將會召開的股東特別大會，藉以考慮並批准修訂公司細則及股本重組
「股份」	指	本公司現有股本中每股面值0.10港元的普通股
「股份合併」	指	將每10股已發行及未發行新股合併為1股經合併股份的股份合併建議
「購股權」	指	根據舊購股權計劃可認購本公司股份的購股權
「股份拆細」	指	將每股法定但未發行股份拆細為100股新股的股份拆細建議
「股東」	指	股份的持有人
「聯交所」	指	香港聯合交易所有限公司
「港元」	指	港元
「%」	指	百分比

承董事會命
明日國際集團有限公司
主席
邱德華
謹啟

香港，二零零三年五月二日

TOMORROW INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT OF 2002 ANNUAL RESULTS

The Board of Directors (the "Directors") of Tomorrow International Holdings Limited (the "Company") is pleased to announce the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended 31 December 2002, together with comparative figures for the previous corresponding year as follows:

CONSOLIDATED PROFIT AND LOSS ACCOUNT

	□□□□	2002 HK$'000	2001
TURNOVER	□	741,077	544,174
Cost of sales		(578,723)	(436,012)
Gross profit		162,354	108,162
Other revenue		13,830	9,512
Negative goodwill recognised as income		24,784	—
(Provision against loans receivable)/Write-back of provision against loans receivable		(1,480)	9,449
Gain on disposal of partial interest in Swank		3,481	—
Surplus on revaluation of leasehold land and buildings, net		22	5,927
Provision for properties held for sale		(2,200)	(4,833)
Distribution costs		(23,642)	(10,129)
Administrative expenses		(113,632)	(87,919)
Net unrealised holding losses on short term investments		—	(31)
Other operating expenses		(2,957)	(1,333)
PROFIT FROM OPERATING ACTIVITIES	□	60,560	28,805
Finance costs		—	(343)
PROFIT AFTER FINANCE COSTS		60,560	28,462
Share of profits less losses of associates		5,797	—
PROFIT BEFORE TAX		66,357	28,462
Tax	□	(4,675)	(3,079)
PROFIT BEFORE MINORITY INTERESTS		61,682	25,383
Minority interests		1,165	5,734
NET PROFIT FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO SHAREHOLDERS		62,847	31,117
EARNINGS PER SHARE	□		
Basic		2.23 cents	2.63 cents
Diluted		2.22 cents	2.61 cents

□□□□

1. **Adoption of new and revised Hong Kong Statements of Standard Accounting Practice ("SSAPs")**

This year, the Group adopted for the first time the following new and revised SSAPs:

- SSAP 1 (Revised) : "Presentation of financial statements"
- SSAP 11 (Revised) : "Foreign currency translation"
- SSAP 15 (Revised) : "Cash flow statements"
- SSAP 34 : "Employee benefits"

2. **Turnover and segment information**

Turnover represents the invoiced value of goods sold, net of returns and allowances, the proceeds from sales of listed equity investments and the interest income from the provision of loan financing.

(a) ***Business segments***

The following table presents revenue and profit/(loss) information for the Group's business segments.

□□□□

	Electronic products 2002 HK$'000	Electronic products 2001	PCBs 2002 HK$'000	PCBs 2001	Electronic components and parts 2002 HK$'000	Electronic components and parts 2001	Listed equity investments 2002 HK$'000	Listed equity investments 2001
Segment revenue:								
Sales to external customers	434,371	420,554	96,948	84,692	138	950	667	31,556
Inter-segment sales	—	—	9,932	12,070	38,941	32,703	—	—
Other revenue	1,443	3,105	2,110	1,474	665	261	779	414
Total	435,814	423,659	108,982	96,236	39,744	33,914	1,446	31,970
Segment results	39,256	48,061	(1,302)	(12,085)	2,336	729	(6,960)	(13,298)
Share of profits and losses of associates	—	—	—	—	—	—	—	—
Tax: Associates	—	—	—	—	—	—	—	—

	Provision of finance 2002 HK$'000	Provision of finance 2001	Optical products 2002 HK$'000	Optical products 2001	Eliminations 2002 HK$'000	Eliminations 2001	Consolidated 2002 HK$'000	Consolidated 2001
Segment revenue:								
Sales to external customers	1,243	6,422	207,718	—	—	—	741,077	544,174
Inter-segment sales	—	—	—	—	(48,873)	(44,773)	—	—
Other revenue	30	—	3,487	—	—	—	8,514	5,254
Total	1,273	6,422	211,205	—	(48,873)	(44,773)	749,591	549,428
Segment results	(11,448)	7,098	8,712	—	(51)	(45)	30,537	30,460
Interest, dividend income and unallocated gains							5,316	4,258
Negative goodwill recognised as income							24,784	—
Gain on disposal of partial interest in Swank							3,481	—
Unallocated expenses							(3,558)	(5,913)
Profit from operating activities							60,560	28,805
Finance costs							—	(343)
Profit after finance costs							60,560	28,462
Share of profits and losses of associates	—	—	5,797	—	—	—	5,797	—
Profit before tax							66,357	28,462
Tax:								
Company and subsidiaries							(3,675)	(3,079)
Associates	—	—	(1,000)	—	—	—	(1,000)	—
Profit before minority interests							61,682	25,383
Minority interests							1,165	5,734
Net profit from ordinary activities attributable to shareholders							62,847	31,117

(b) ***Geographical segments***

The following table presents revenue information for the Group's geographical segments.

□□□□

	Europe 2002 HK$'000	Europe 2001	North America 2002 HK$'000	North America 2001	Hong Kong 2002 HK$'000	Hong Kong 2001	Japan 2002 HK$'000	Japan 2001	Others 2002 HK$'000	Others 2001	Eliminations 2002 HK$'000	Eliminations 2001	Consolidated 2002 HK$'000	Consolidated 2001
Segment revenue:														
Sales to external customers	115,013	57,764	264,964	134,974	162,434	188,914	142,741	138,078	55,925	24,444	—	—	741,077	544,174

3. **Profit from operating activities**

The Group's profit from operating activities is arrived at after charging/(crediting):

	2002 HK$'000	2001
Cost of inventories sold	578,121	400,565
Depreciation of fixed assets	32,312	19,141
Amortisation of prepaid rental	737	737
Deferred product development costs:		
Amortisation for the year	1,110	971
Impairment arising during the year	—	95
	1,110	1,066
Net losses/(gains) on disposals of listed equity investments	(64)	3,891

4. **Tax**

	Group 2002 HK$'000	Group 2001
The People's Republic of China (the "PRC"):		
Hong Kong:		
Current year provision	3,690	4,089
Overprovision in prior year	(228)	(1,250)
Mainland China	213	240
	3,675	3,079
Share of tax attributable to associates	1,000	—
Tax charge for the year	4,675	3,079

Hong Kong profits tax has been provided at the rate of 16% (2001: 16%) on the estimated assessable profits arising in Hong Kong during the year.

The PRC tax is provided at the applicable enterprise income tax rate of the PRC.

5. **Earnings per share**

The calculation of basic earnings per share is based on the net profit attributable to shareholders for the year of HK$62,847,000 (2001: HK$31,117,000) and the weighted average of 2,818,746,719 (2001: 1,183,527,852) ordinary shares in issue during the year.

The calculation of diluted earnings per share for the year is based on the net profit attributable to shareholders for the year of HK$62,847,000 (2001: HK$31,117,000) and the weighted average of 2,825,510,355 (2001: 1,193,943,852) ordinary shares in issue during the year.

A reconciliation of the weighted average number of shares used in the basic earnings per share calculation to that used in the diluted earnings per share calculation is as follows:

	2002	2001
Weighted average number of shares used in the basic earnings per share calculation	2,818,746,719	1,183,527,852
Weighted average number of shares assumed to have been issued at no consideration on the deemed exercise of all share options outstanding during the year	6,763,636	10,416,000
Weighted average number of shares used in the diluted earnings per share calculation	2,825,510,355	1,193,943,852

FINAL DIVIDEND

The Directors do not recommend the payment of any final dividend (2001: Nil).

BUSINESS REVIEW

Although in a year full of uncertainties and most of the enterprises experienced revenue decline, the Group still outperformed in the electronics industry. Together with contribution from Swank International Manufacturing Company Limited ("Swank") through acquisition in March 2002, the total turnover increased by 36% to HK$741.1 million (2001: HK$544.2 million) and the profit attributable to shareholders amounted to HK$62.8 million (2001: HK$31.1 million), representing a 102% growth compared with last year.

Electronic Products Division performed satisfactory and contributed an encouraging profit to the Group for the year under review. Turnover increased by 3% to HK$434.4 million compared with last year (2001: HK$420.6 million). In the keen competitive consumer product market, the Group successfully diversified and enlarged its product range. Apart from clock, thermometer and timer which were still our major products, other newly developed items like radio frequency items, radio controlled clock and solar product gradually played an important role in the total turnover. These new products properly matched the market changes and the ever-changing consumer's taste. On the other hand, a steady growth in the OEM business with Japanese customers also helped to maintain the Group's business position.

The year of 2002 was still a hard time for printed circuit board ("PCB") business. Continuing price-cut together with abundant supply derived an unfavourable competition in the industry. However, as a result of the persistent sales efforts and efficient management, the Group had achieved a sales growth in such an adverse situation. Turnover increased by 14% to HK$96.9 million compared with the same period of last year (2001: HK$84.7 million). Operating losses from the PCB Division were substantially narrowed down as well.

The trading and distribution business remained dormant throughout the year of 2002. The turnover about HK$0.1 million for the year represented the proceeds from clearance of stocks on hand. The management of the Group considered that it was not the right time to recommence its trading business.

During the year, the Group completed the acquisition of controlling stake of Swank. Swank has basically met the operational objectives set out for the year. This included decreasing the fixed costs significantly to lower breakeven point, by streamlining the organization through eliminating non-mission critical job positions and restructuring the organization to become leaner. On the revenue side, however, due to sudden slow-down in customer delivery schedule towards the year end, Swank could only finish the year at the same level as last year. As this was the first year for the Group to incorporate the result of Swank, turnover contributed from Swank amounted to HK$207.7 million. Furthermore, due to pressure on price in the optical market, Swank experienced a significant squeeze in gross margin in the fourth quarter, which resulted in drop in overall gross margin.

In view of an unfavourable stock market condition, turnover for trading of listed equity investments decreased significantly to HK$0.7 million compared with HK$31.6 million in the year of 2001.

The uncertain economic condition and the prevailing low interest rate in Hong Kong caused decreases in both the demand for and return from loan financing. Therefore, interest income from loan financing decreased by 81% to HK$1.2 million compared with last year (2001: HK$6.4 million).

Following the acquisition of the controlling stake in Swank by the Group, Swank had made a turnaround in its financial results. However, Swank is under a tight cashflow position to make principal repayments and interest payments for the outstanding principal of the loan of HK$250 million. On 4 March 2003, the Group entered into a conditional asset disposal agreement and a conditional loan restructuring agreement with Swank. For details, please refer to the circular of the Company dated 7 April 2003.

FUTURE PLANS

In mid-March 2003, the war in Iraq has added up uncertainty to the anticipated recovery of the world economy in 2003. In addition, Hong Kong is also affected by the spread of atypical pneumonia recently. The whole economy is full of panic and anxiety. Confidence of people is not expected to be restored until this infectious disease is brought

under control. Nevertheless, the Group remains conservative but optimistic to forecast its business development in the coming year. To be backed-up by the PRC economy which is still growing and less affected by the war, there are ample opportunities for the Group to further develop its manufacturing businesses in the PRC.

In the Electronic Products Division, further expansion of OEM business is our target. It might help to reduce the impact from the possible contraction of export sales that are affected by the weakened demand from American and European countries. On the other hand, as wireless applications are becoming popular in electronic products, the Group has conducted extensive research and development studies in this area with an aim to widen the product range. In addition, in order to diversify the Group's business in the electronic industry, the management is looking for opportunities to work with internationally well-known electronic manufacturers to produce different type of electronic products or components on a co-operation basis.

Although the PCB market is volatile and the profit margin therein seems not attractive, it creates more room for development to become well-established corporations like us in consequence to the rule-out of most of the unsuccessful PCB manufacturers from the industry. The Group will pursue to develop new customers for high-ended products with more satisfactory margin. With persistent operating cost controls, it is believed that the Group's PCB business is on the right track to achieve its goal.

Swank has regained its reputation as a key player in the optical industry. Many of the business fundamentals have been significantly improved, which included: better product quality, more reliable shipment delivery, and better-controlled product development programs. In the first quarter of 2003, Swank began to focus on a number of new initiatives including (i) reviewing all of the Swank's Equipment, Process, Technology (EPT) as part of the competitive manufacturing strategy to ensure that they are in alignment with the target segment; (ii) establishing a more aggressive outsourcing program to lower cost of procurement and to make better make-versus buy economic decisions, both of which will help to improve gross margin; (iii) establishing a target segmentation program whereby design department can take the lead with sales to develop product programs directed at specific target market segments, by giving more value to customers through product concept management and better component integration; and (iv) further reducing Swank's overhead expenses through elimination of cost structures that do not result in immediate revenue generation.

With a strong financial strength and cash position, the Group will continue to grow by exploring more attractive investment opportunities, both locally and in Mainland China, which could bring promising returns to shareholders.

On behalf of the Directors, I would like to thank all our employees, for their dedication and support throughout the year, as well as our suppliers, customers, bankers and shareholders.

LIQUIDITY AND FINANCIAL RESOURCES

The Group's cash and bank balances (including time deposits and pledged deposits) decreased to HK$322.4 million as at 31 December 2002 (2001: HK$373.8 million). The Group has available banking facilities of HK$178 million. It is believed that the Group has adequate cash resources to meet the normal working capital requirements and all commitments for future development. The gearing of the Group, measured as total debts to total assets, was 20.0% compared with 17.3% as at 31 December 2001.

The Group has minimal currency exposure as most of its sales are denominated in United States dollars and Hong Kong dollars. On the other hand, its disbursements are mainly in United States dollars, Hong Kong dollars and Renminbi which are not expected to have significant fluctuation.

CAPITAL STRUCTURE

Pursuant to a placing agreement dated 11 March 2002, Winspark Venture Limited ("Winspark"), the major shareholder of the Company, placed 178 million shares through Kingston Securities Limited to independent investors at a price of HK$0.15 per share. Moreover, pursuant to a top-up subscription agreement entered between the Company and Winspark on the same date, Winspark subscribed for 178 million new shares of the Company at a price of HK$0.15 per share. The net proceeds of approximately HK$25.8 million from this share placement were used for general working capital of the Group.

Moreover, the Company's issued share capital will be increased by 91.5 million shares should the options granted to three directors in 2000 be fully exercised.

The Company proposed a capital reorganisation including a share capital reduction, a share subdivision and a share consolidation. Further announcement in respect of the issues will be posted as soon as possible.

EMPLOYEES AND REMUNERATION POLICIES

As at 31 December 2002, the total full time employees of the Group was approximately 4,600, more than 4,400 in the PRC and about 160 in Hong Kong.

The Group offers a competitive remuneration package to its employees. In the PRC, the Group provides staff welfare and bonuses to its employees in accordance with the prevailing labour law. In Hong Kong, apart from basic salary, staff benefits including medical insurance, performance related bonuses and mandatory provident fund, would be provided by the Group.

COMPLIANCE WITH THE CODE OF BEST PRACTICE

In the opinion of the directors, the Company has complied throughout the year with the Code of Best Practice (the "Code") as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong (the "Listing Rules"), except that the independent non-executive directors of the Company are not appointed for specific terms as required by paragraph 7 of the Code, but are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the provision of the Company's bye-laws.

PURCHASE, REDEMPTION OR SALE OF SECURITIES

Neither the Company, nor any of its subsidiaries purchased, redeemed or sold to any of the Company's securities during the year.

AUDIT COMMITTEE

The Company has an audit committee which was established in accordance with the requirements of the Code of Best Practice, for the purposes of reviewing and providing supervision over the Group's financial reporting process and internal controls. The audit committee comprises the two independent non-executive directors of the Company.

PUBLICATION OF ANNUAL REPORT ON THE INTERNET WEBSITE OF THE STOCK EXCHANGE OF HONG KONG

All the information required by paragraphs 45(1) to 45(3) of Appendix 16 of the Listing Rules will be published on The Stock Exchange of Hong Kong website in due course.

By Order of the Board
Yau Tak Wah, Paul

Hong Kong, 28 April, 2003

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of the Company will be held at Unit 903–906, 9th Floor, Tower 1, Harbour Centre, 1 Hok Cheung Street, Hunghom, Kowloon, Hong Kong on Friday, 27 June 2003 at 11:30 a.m. for the following purposes:

1. To receive and consider the audited financial statements and the reports of the directors and auditors for the year ended 31st December, 2002.

2. To re-elect retiring directors and to authorise the board of directors to fix the directors' remuneration.

3. To re-appoint auditors and to authorise the board of directors to fix their remuneration.

4. As special business, to consider and, if thought fit, pass with or without amendments, the following resolutions as ordinary resolutions:

(A) "**THAT**:

(i) subject to sub-paragraph (iii) of this resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares of HK$0.10 each or such other par value as may result from any share capital reduction, share consolidation, share subdivision or other capital, as the case may be, in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers, be and is hereby generally and unconditionally approved;

(ii) the approval in sub-paragraph (i) of this resolution shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(iii) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the directors of the Company pursuant to the approval in sub-paragraph (i) of this resolution, otherwise than pursuant to (a) a Rights Issue (as hereinafter defined); (b) the exercise of rights of subscription or conversion attaching to any warrants issued by the Company or any securities which are convertible into shares of the Company; (c) any share option scheme of the Company; and (d) any scrip dividend or similar arrangement providing for the allotment of shares in the Company in lieu of the whole or part of a dividend on shares in accordance with the Bye-laws of the Company in force from time to time; shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue on the date of the passing of this resolution or in the event of any share upon the capital reduction taking effect, 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue immediately upon such share capital reduction taking effect, as the case may be, and the approval granted under (A)(i) and A(ii) shall be limited accordingly; and

(iv) for the purpose of this resolution:

"Relevant Period" means the period from the date of the passing of this resolution until whichever is the earliest of:

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or any applicable laws to be held; or

(c) the revocation or variation of the authority set out in this resolution by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares, or offer or issue of warrants, options or other securities giving rights to subscribe for shares of the Company open for a period fixed by the directors of the Company to holders of shares of the Company whose names appear on the register of members on a fixed record date in proportion to their then holdings of such shares (subject to such exclusion or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory applicable to the Company)."

(B) "**THAT**:

(i) subject to sub-paragraph (ii) of this resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase issued shares in the capital of the Company subject to and in accordance with all applicable laws and the Bye-laws of the Company, be and is hereby generally and unconditionally approved;

(ii) the aggregate nominal amount of shares in the capital of the Company which the Company is authorised to repurchase pursuant to the approval in sub-paragraph (i) of this resolution shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue on the date of the passing of this resolution or in the event of any share capital reduction of the Company taking effect, 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue immediately upon such share capital reduction taking effect, as the case may be, and the approval granted under paragraph (B)(i) shall be limited accordingly; and

(iii) for the purpose of this resolution:

"Relevant Period" means the period from the date of the passing of this resolution until whichever is the earliest of:

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or any applicable laws to be held; or

(c) the revocation or variation of the authority set out in this resolution by an ordinary resolution of the shareholders of the Company in general meeting."

(C) "**THAT** the general mandate granted to the directors to exercise the powers of the Company to allot, issue and otherwise deal with shares of the Company pursuant to resolution numbered 4(A) above be and is hereby extended by the addition to the aggregate nominal amount of the share capital of the Company which may be allotted by the directors pursuant to such general mandate an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted pursuant to resolution numbered 4(B) above."

5. *As special business, to consider and, if thought fit, pass with or without modification, the following resolution as a special resolution:*

"**THAT** Bye-law 1 of the Bye-laws of the Company be amended by deleting the words "Section 2 of the Securities (Clearing Houses) Ordinance" from the definition of "clearing house" and substituting therefor the words "Part 1 of Schedule 1 of the Securities and Futures Ordinance"."

6. To transact any other business of the Company.

By Order of the Board
Yau Tak Wah, Paul

Hong Kong, 28 April 2003

Clarendon House
Church Street
Hamilton HM 11
Bermuda

27th Floor
Henley Building
5 Queen's Road Central
Hong Kong

Notes:

1. Any member of the Company entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and vote on his behalf. A proxy need not be a member of the Company.

2. To be valid, a form of proxy and the power of attorney or other authority, if any, under which it is signed, or a certified copy of such power or authority, must be lodged with the head office and principal place of business of the Company at 27th Floor, Henley Building, 5 Queen's Road Central, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.

3. With reference to Resolution 4(B) above, the explanatory statement containing the information relating to the repurchase of shares, as required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, will be despatched to shareholders in due course.

TOMORROW INTERNATIONAL HOLDINGS LIMITED
（明日國際集團有限公司）
（於百慕達註冊成立之有限公司）

二零零二年全年業績公佈

明日國際集團有限公司（「本公司」）之董事會（「董事」）欣然公佈本公司及其附屬公司（「本集團」）截至二零零二年十二月三十一日止年度之經審核綜合業績，連同去年之比較數字載列如下：

綜合損益表

	附註	二零零二年 千港元	二零零一年 千港元
營業額	2	741,077	544,174
銷售成本		(578,723)	(436,012)
毛利		162,354	108,162
其他收益		13,830	9,512
已確認為收入之負商譽		24,784	—
應收貸款（撥備）／撥備撥回		(1,480)	9,449
出售恆光行之部份權益之收益		3,481	—
重估租約土地及樓宇之盈餘淨額		22	5,927
持作出售物業撥備		(2,200)	(4,833)
分銷費用		(23,642)	(10,129)
行政支出		(113,632)	(87,919)
持有短期投資之未變現虧損淨額		—	(31)
其他經營開支		(2,957)	(1,333)
經營業務之溢利	3	60,560	28,805
融資成本		—	(343)
除融資成本後溢利		60,560	28,462
應佔聯營公司溢利減虧損		5,797	—
除稅前溢利		66,357	28,462
稅項	4	(4,675)	(3,079)
除少數股東權益前溢利		61,682	25,383
少數股東權益		1,165	5,734
股東應佔日常業務溢利淨額		62,847	31,117
每股盈利	5		
基本		2.23仙	2.63仙
攤薄		2.22仙	2.61仙

附註：

1. **採納全新及經修訂香港會計實務準則**

本集團於本年度首次採納下列全新及經修訂香港會計實務準則（「會計準則」）：

- 會計準則第1項（經修訂） ： 「財務報表之呈報」
- 會計準則第11項（經修訂） ： 「外幣換算」
- 會計準則第15項（經修訂） ： 「現金流量表」
- 會計準則第34項 ： 「僱員福利」

2. **營業額及分部資料**

營業額指出售貨品之發票值減去退貨及折扣、出售上市證券投資之所得款項，以及貸款融資之利息收入。

(a) *業務分部*

下表載列本集團業務分部之有關收益及溢利／（虧損）之資料。

本集團

	電子產品 二零零二年 千港元	電子產品 二零零一年 千港元	線路板 二零零二年 千港元	線路板 二零零一年 千港元	電子配件及部件 二零零二年 千港元	電子配件及部件 二零零一年 千港元	上市證券投資 二零零二年 千港元	上市證券投資 二零零一年 千港元	貸款融資 二零零二年 千港元	貸款融資 二零零一年 千港元	消費產品 二零零二年 千港元	消費產品 二零零一年 千港元	對銷 二零零二年 千港元	對銷 二零零一年 千港元	綜合 二零零二年 千港元	綜合 二零零一年 千港元
分部收益																
向外界客戶銷售	434,371	420,554	96,940	84,592	130	999	667	31,556	1,241	6,422	207,718	—	—	—	741,077	544,174
分部間銷售	—	—	9,933	12,030	38,948	32,303	—	—	—	—	—	—	(48,873)	(44,333)	—	—
其他收益	1,443	3,105	2,119	1,434	665	261	779	474	34	—	3,497	—	—	—	8,514	5,254
合計	435,814	423,659	108,992	98,056	39,744	33,914	1,446	32,030	1,275	6,422	211,215	—	(48,873)	(44,333)	749,591	549,428
分部業績	39,238	45,957	(1,383)	(12,093)	2,236	729	6,960	(23,298)	(11,448)	7,098	8,712	—	(51)	(45)	40,537	30,469
利息、投資收入及未分配收益															5,336	4,258
已確認為收入之負商譽															24,784	—
出售恆光行部份權益之收益															3,481	—
未分配費用															(13,558)	(5,922)
經營業務之溢利															60,560	28,805
融資成本															—	(343)
除融資成本後溢利															60,560	28,462
應佔聯營公司溢利減虧損	—	—	—	—	—	—	—	—	—	—	5,797	—	—	—	5,797	—
除稅前溢利															66,357	28,462
稅項：																
本公司及附屬公司															(3,675)	(3,079)
聯營公司	—	—	—	—	—	—	—	—	—	—	(1,000)	—	—	—	(1,000)	—
除少數股東權益前溢利															61,682	25,383
少數股東權益															1,165	5,734
股東應佔日常業務溢利淨額															62,847	31,117

(b) *地區分部*

下表載列本集團地區分部之有關收益資料之資料。

本集團

	美洲 二零零二年 千港元	美洲 二零零一年 千港元	歐洲 二零零二年 千港元	歐洲 二零零一年 千港元	香港 二零零二年 千港元	香港 二零零一年 千港元	日本 二零零二年 千港元	日本 二零零一年 千港元	其他 二零零二年 千港元	其他 二零零一年 千港元	對銷 二零零二年 千港元	對銷 二零零一年 千港元	綜合 二零零二年 千港元	綜合 二零零一年 千港元
分部收益：														
向外界客戶銷售	115,013	57,764	264,964	134,974	162,434	193,914	142,741	133,078	55,925	24,444	—	—	741,077	544,174

3. **經營業務之溢利**

本集團經營業務之溢利已扣除／（計入）：

	二零零二年 千港元	二零零一年 千港元
已售存貨成本	578,121	400,565
固定資產折舊	32,312	19,141
預付租金攤銷	737	737
研究產品開發成本：		
年內攤銷	1,110	971
年內耗蝕	—	95
	1,110	1,066
出售上市證券投資之虧損／（收益）淨額	(64)	3,691

4. **稅項**

	本集團 二零零二年 千港元	本集團 二零零一年 千港元
中華人民共和國（「中國」）：		
香港：		
本年度撥備	3,690	4,089
以往年度超額撥備	(228)	(1,250)
中國內地	213	240
	3,675	3,079
應佔聯營公司稅項	1,000	—
本年度稅款	4,675	3,079

香港利得稅乃根據本年度在香港賺取之估計應課稅溢利按16%（二零零一年：16%）之稅率作出撥備。

中國之稅項乃按中華人民共和國之現行稅法計算作撥備。

5. **每股盈利**

每股基本盈利乃根據本年度股東應佔溢利淨額62,847,000港元（二零零一年：31,117,000港元）及年內已發行普通股2,818,746,719股（二零零一年：1,183,527,852股）之加權平均數計算。

本年度之每股攤薄盈利乃根據本年度股東應佔溢利淨額62,847,000港元（二零零一年：31,117,000港元）及年內已發行普通股2,825,510,355股（二零零一年：1,193,943,852股）之加權平均數計算。

用以計算每股基本盈利與用以計算每股攤薄盈利所使用的股份加權平均數的對賬如下：

	二零零二年	二零零一年
用以計算每股基本盈利的股份加權平均數	2,818,746,719	1,183,527,852
假設年內未行使購股權視作獲悉數行使的情況下已以無代價發行的股份加權平均數	6,763,636	10,416,000
用以計算每股攤薄盈利的股份加權平均數	2,825,510,355	1,193,943,852

末期股息

董事不建議派付任何末期股息（二零零一年：無）。

業務回顧

雖然全年充滿不明朗因素，而且大部份行業之收入均告下跌，但本集團在電子業仍然有出色之表現。計及於二零零二年三月收購恆光行實業有限公司（「恆光行」）帶來之貢獻，總營業額增加36%至741.1百萬港元（二零零一年：544.2百萬港元），而股東應佔溢利為62.8百萬港元（二零零一年：31.1百萬港元），較去年增加102%。

於回顧年度，電子產品部表現令人滿意，為本集團帶來可觀盈利。營業額較去年增加3%至434.4百萬港元（二零零一年：420.6百萬港元）。在競爭激烈之消費產品市場中，本集團成功作多元化發展及擴大其產品範圍。除仍屬本集團主要產品之時鐘、溫度計及計時器外，其他新開發產品，如無線裝置、語音時鐘及太陽能產品等在總營業額所佔比重正逐步提升。這些新產品能配合市場之變動及不斷轉變之消費者口味。另一方面，與日本客戶間之原設備製造業務穩步增長，亦有助本集團保持市場地位。

印刷線路板（「線路板」）業務於二零零二年依然經營困難，持續削價及供過於求令業內出現惡性競爭。然而，由於致力營銷及管理得宜，本集團能夠克服不利之環境，銷售取得增長。營業額與去年同期比較上升14%至96.9百萬港元（二零零一年：84.7百萬港元）。因此，線路板部門之虧損顯著大幅減少。

貿易及分銷業務於二零零二年全年依然暫無營業。本年度之營業額約10萬港元為清售手頭存貨所得。本集團之管理層認為現時尚未適合重新開展其貿易業務。

年內，本集團完成收購恆光行之控股權益。恆光行已大致達成本年度之營運目標，包括大幅削減因完成平以降低損益平衡點、取消非必要職位以精減人手及開支、精簡架構。然而，在收入方面，由於接近年終時交付客戶之進度忽然放慢，恆光行只能完成數目與上年相若之訂單。由於本年度為首次加入恆光行之業績，恆光行貢獻之營業額為207.7百萬港元。此外，未舉產品市場價格之壓力令恆光行於第四季之毛利率顯著縮減，導致整體毛利率下跌。

股市疲弱，買賣上市證券投資之營業額從二零零一年之31.6百萬港元大幅下跌至70萬港元。

香港經濟前景不明朗，加上利率處於低位，貸款融資之需求及回報均告下跌。故此，貸款融資之利息收入較去年下跌81%至1.2百萬港元（二零零一年：6.4百萬港元）。

本集團於收購恆光行之控股股權後，恆光行之財務狀況有所改善。然而，恆光行就償還貸款150百萬港元尚未償還之本金及利息之現金流動狀況緊絀。於二零零三年三月四日，本集團與恆光行訂立有條件出售資產協議及有條件貸款重組協議。有關詳情請參閱本公司於二零零三年四月七日刊發之通函。

日後計劃

美伊戰爭於三月中令全球經濟於二零零三年復甦之希望蒙上陰影。此外，香港亦正受非典型肺炎影響，社會充滿恐慌與不安。預料只有待此傳染病受控制後，社會各界方會恢復信心。儘管如此，本集團對來年之業務發展繼續抱審慎樂觀之態度，以仍在增長及所受戰爭影響較少之中國經濟作為後盾，本集團有大量商機進一步開拓於中國之製造業務。

在電子產品部門方面，本集團之目標為進一步開拓原設備製造業務，此舉有助減輕因歐美等國需求減少而令出口銷售萎縮之影響。另一方面，由於無線裝置在電子產品日益普及，本集團已進行廣泛之研發工作以擴大產品系列。此外，為多元化本集團在電子業之業務，管理層正物色機會與國際知名電子製造商合作生產不同種類之電子產品或元件。

儘管線路板市道反覆且利潤似乎不太吸引，惟在汰弱留強後，則本集團與根基穩固之線路板製造商會有更寬裕之發展空間。本集團將致力為利潤較理想之高檔產品尋找新客戶，憑著堅持控制成本，相信本集團之線路板業務正朝著正確方向達致目標。

恆光行已重奪其於玩具業之領導地位。大部份業務基本元素已有顯著改進，包括更優質產品、更可靠之付運時間及管理更佳之產品開發計劃。於二零零三年首季，恆光行開始集中推行多項措施，包括(i)為配合恆光行之競爭製造策略，檢討恆光行全部設備、過程及技術，確保能符合恆光行之目標分類；(ii)更積極外判工序，務求降低採購成本及在取捨製造或購買時作出更妥善之詳盡決定，而為着均有助提高利潤；(iii)重定目標分類計劃，以設計部門為首，輔以營銷人員之協助，開發以特定市場為目標之產品，透過管理產品概念及更佳元件配合，從而為客戶增值；及(iv)透過減少未能即時產生收益之成本支出，進一步降低恆光行之間接開支。

憑著雄厚之財務實力及現金狀況，本集團將繼續開拓本地及國內更具吸引力之投資機會，發展業務，相信定能為各股東帶來可觀之回報。

本人謹代表董事會向年內一直努力不懈及鼎力支持本集團之員工，以及諸位供應商、客戶、往來銀行及股東致謝。

流動資金及財務資源

於二零零二年十二月三十一日，本集團之現金及銀行結存（包括定期存款）減少至322.4百萬港元（二零零一年：373.8百萬港元）。本集團有可動用銀行融資達178百萬港元。因此，吾等相信本集團現金資源充裕，可應付營運資金需求及日後發展所需之一切承擔。按負債總額對資產總額之比率計算之本集團資本負債比率為20.0%，而二零零一年十二月三十一日則為17.3%。

由於本集團之銷售大部份以美元及港元定值，故本集團之外匯風險極低。另一方面，本集團之支出主要為預期波動不大之美元、港元及人民幣。

資本結構

根據於二零零二年三月十一日訂立之配售協議，本公司之主要股東 Winspark Venture Limited（「Winspark」）透過金利豐證券有限公司配售178,000,000股股份予獨立投資者，每股作價0.15港元。此外，根據本公司與 Winspark 於同日訂立之先舊後新認購協議，Winspark 認購178,000,000股本公司新股，每股作價0.15港元。配售股份所得款項淨額約為25.8百萬港元，已用於本集團之一般營運資金。

此外，倘於二零零零年授予三名董事授出之購股權獲全面行使，則本公司之已發行股本將增加91.5百萬股股份。

本公司建議進行資本重組，包括股本削減、股份拆細及股份合併。本公司將盡快就上述事宜作出進一步公佈。

僱員及薪酬政策

於二零零二年十二月三十一日，本集團共有約4,600名全職僱員，其中約4,400人駐於中國，約160人駐於香港。

本集團給予僱員具競爭力之薪酬。本集團於中國根據現行勞工法向僱員提供員工福利及花紅。於香港，除基本薪酬外，本集團亦提供員工福利，當中包括醫療保險、按表現派發花紅，以及強制性公積金。

最佳應用守則

董事會認為，除本公司之獨立非執行董事並非按香港聯合交易所有限公司（「聯交所」）證券上市規則附錄十四所載之最佳應用守則（「守則」）第7段之規定以指定任期委任，而須根據本公司之公司細則條文輪值告退及於本公司之股東週年大會上膺選連任外，本公司於年報所述之整個年度一直遵守守則。

購買、贖回或出售證券

本公司或其任何附屬公司年內概無購買、贖回或出售任何本公司之證券。

審計委員會

本公司按最佳應用守則之規定設立審計委員會，以檢討及監察本集團之財務申報程序及內部監控。審計委員會由本公司兩名獨立非執行董事組成。

在聯交所之互聯網網站上刊登年報

上市規則附錄十六第45(1)至45(3)段所需之所有資料將於適當時候在香港聯交所網站上刊登。

承董事會命
主席
邱德華

香港，二零零三年四月二十八日

股東週年大會通告

茲通告本公司謹定於二零零三年五月二十七日星期五上午十一時三十分假座香港九龍紅磡鶴翔街1號維港中心1座9樓903－906室舉行本公司股東週年大會，以處理下列事項：

1. 省覽截至二零零二年十二月三十一日止年度經審核財務報表及董事會報告書與核數師報告書。
2. 重新選舉退任董事及授權董事會釐定董事酬金。
3. 續聘核數師及授權董事會釐定核數師酬金。
4. 作為特別事項，考慮並酌情通過下列決議案為普通決議案（無論有否修訂）：

(A) 「動議：

(i) 在本決議案第(iii)分段之規限下，謹此全面及無條件批准本公司董事會於有關期間（定義見下文）內行使本公司一切權力配發、發行及處理本公司股本中每股面值0.10港元，或因股本削減、股份合併或股份拆細或其他股本而產生之其他面值之額外股份（視情況而定），以及作出或授予可能需要行使該等權力之售股建議、協議及購股權；

(ii) 本決議案第(i)分段之批准須授權本公司董事會於有關期間內，作出及授予可能須於有關期間結束後行使該等權力之售股建議、協議及購股權；

(iii) 本公司董事會根據本決議案第(i)分段之批准配發或有條件或無條件同意將予配發（不論根據購股權或其他方式而配發者）之股本總面額（根據：(a)供股（定義見下文）；(b)行使本公司發行之認股權證或任何可轉換為本公司股份之證券所附之認購權或轉換權；(c)本公司之購股權計劃；及(d)根據本公司不時有效之公司細則進行以股代息或類似安排以配發本公司股份代替股份之全部或部份股息除外），不得超過本決議案獲通過日期本公司已發行股本總面額20%，或倘為股本削減生效後之任何股份，則為緊接該股本削減生效後本公司已發行股本總面額之20%（視情況而定），而按第(A)(i)及(A)(ii)段授出之批准亦因而受此限制；及

(iv) 就本決議案而言：

「有關期間」指由本決議案通過日期起至下列最早發生日期為止之期間：

(a) 本公司下屆股東週年大會結束時；

(b) 按本公司之公司細則或任何適用法律所規定須召開本公司下屆股東週年大會之期限屆滿時；或

(c) 本公司股東在股東大會上以普通決議案撤銷或更改本決議案所載授權當日。

「供股」指在本公司董事會指定之期間內，向於指定記錄日期名列股東名冊之本公司股份持有人按其當時之持股比例提呈股份，提呈或發行認股權證，購股權或有權認購本公司股份之其他證券之建議（惟本公司董事會有權就零碎股份或因適用於本公司之任何地區之任何法律或認可管制機構或證券交易所之規定所引致之任何限制或責任而認為必須或權宜取消或作出豁免或其他安排）。」

(B) 「動議：

(i) 在本決議案第(ii)分段之規限下，謹此全面及無條件批准本公司董事會於有關期間（定義見下文）內根據所有適用法律及本公司之公司細則，行使本公司一切權力購回本公司股本中之已發行股份；

(ii) 本公司按本決議案第(i)分段所述之批准獲准購回之本公司股本中股份總面額不得超過本公司於本決議案獲通過日期已發行股本總面額之10%，或倘為本公司之任何股本削減生效後，則為緊接該股本削減生效後本公司已發行股本總面額之10%（視情況而定），按第(B)(i)段授出之批准亦因而受此限制；及

(iii) 就本決議案而言：

「有關期間」指由本決議案通過日期起至下列最早發生日期為止之期間：

(a) 本公司下屆股東週年大會結束時；

(b) 按本公司之公司細則或任何適用法律所規定須召開本公司下屆股東週年大會之期限屆滿時；或

(c) 本公司股東在股東大會上以普通決議案撤銷或更改本決議案所載授權當日。

(C) 「動議擴大根據上文第4(A)項決議案向董事會授出可行使本公司權力以配發、發行及處理本公司股份之一般權力，在董事根據該項一般授權可予配發之本公司股本總面額之上，另加相當於本公司按照根據上文第4(B)項決議案授出之權力購回之本公司股本總面額之款額。」

5. 作為特別事項，考慮並酌情通過下列決議案為特別決議案（無論有否修訂）：

「動議修改本公司之公司細則第1條，將「Clearing house」（結算所）一詞之釋義刪去「Section 2 of the Securities (Clearing Houses) Ordinance」（證券（結算所）條例第2條），並以「Part 1 of Schedule 1 of the Securities and Futures Ordinance」（證券及期貨條例附表一第一部）代替。」

6. 進行本公司任何其他事項。

承董事會命
主席
邱德華

香港，二零零三年四月二十八日

註冊辦事處：
Clarendon House
Church Street
Hamilton HM 11
Bermuda

主要營業地點：
香港
皇后大道中5號
衡怡大廈
27樓

附註：

1. 凡有權出席上述大會及於會上投票之股東，均有權委派一位或多位代表出席，並於投票時代其投票。代表毋須為本公司之股東。
2. 代表委任表格連同已簽署之授權書或其他授權文件（如有）或經由公證人簽署證明之該等授權書或授權文件副本，須於大會或任何續會指定舉行時間四十八小時前交回本公司之總辦事處及主要營業地點（地址為香港皇后大道中5號衡怡大廈27樓），方為有效。
3. 就上文第4(B)項決議案而言，一份載有香港聯合交易所有限公司證券上市規則規定所需關於購回股份之資料之說明函件將於適當時向股東寄發。

Tomorrow International Holdings Limited
(incorporated in Bermuda with limited liability)
Connected Transactions

SWANK

Swank International Manufacturing Company Limited
(incorporated in Hong Kong with limited liability)
Major and Connected Transactions, Capital Reorganisation and change in board lot size of Shares

DELAY IN DESPATCH OF CIRCULARS

Tomorrow and Swank have each applied to the Stock Exchange for an extension of the deadline for the despatch of the Circulars in relation to, among others, the connected transactions of Tomorrow and the major and connected transactions of Swank regarding the Asset Disposal Agreement and the Loan Restructuring Agreement from 25th March, 2003 to 7th April, 2003.

Reference is made to the joint announcement made by Tomorrow and Swank dated 4th March, 2003 (the "Announcement") in relation to, among others, the connected transactions for Tomorrow and the major and connected transactions of Swank regarding the Asset Disposal Agreement and the Loan Restructuring Agreement, the Capital Reorganisation and change in board lot size of the shares of Swank. Capitalised terms used herein shall have the same meanings as ascribed thereto in the Announcement.

Pursuant to Rules 14.13(2) and/or 14.29(2) (where appropriate) of the Listing Rules, both Tomorrow and Swank are required to despatch a circular (the "Circular") regarding the Transactions to their respective shareholders within 21 days from the date of publication of the Announcement, which is 25th March, 2003. As extra time is needed for both Tomorrow and Swank to collate certain information (such as the indebtedness position and working capital position of the Swank Group) to be included in their respective Circular, there is a delay in the despatch of the Circulars. Tomorrow and Swank have each applied to and has obtained approval from the Stock Exchange for waivers from the strict compliance with Rules 14.13(2) and/or 14.29(2) (where appropriate) of the Listing Rules and an extension of the deadline for the despatch of the Circulars to 7th April, 2003.

By Order of the Board
Tomorrow International Holdings Limited
Yau Tak Wah, Paul
Chairman

By Order of the Board
Swank International Manufacturing Company Limited
Yau Tak Wah, Paul
Executive Director

Hong Kong, 24th March, 2003

香港經濟日報

2003年3月25日

明日國際集團有限公司
Tomorrow International Holdings Limited
(於百慕達註冊成立的有限公司)

SWANK
恒光行集團有限公司
Swank International Manufacturing Company Limited
(於香港註冊成立的有限公司)

關連交易

重大及關連交易、
股本重組及
更改股份每手買賣單位

延遲寄發通函

明日國際及恒光行已分別向聯交所申請將寄發該等通函的最後限期由二零零三年三月二十五日延遲至二零零三年四月七日。該等通函有關(其中包括)根據資產出售協議及貸款重整協議，明日國際進行的關連交易及恒光行進行的重大及關連交易。

茲提述明日國際及恒光行於二零零三年三月四日發出的聯合公佈(「該公佈」)，其內容乃有關(其中包括)根據資產出售協議及貸款重整協議，明日國際進行的關連交易及恒光行進行的重大及關連交易、恒光行股本重組及更改股份每手買賣單位。本公佈所用詞彙與該公佈所賦予者具相同涵義。

根據上市規則第14.13(2)條及／或14.29(2)條(如適用)規定，明日國際及恒光行均須於該公佈刊發後二十一天(即二零零三年三月二十五日)內就該等交易向彼等各自的股東寄發一份通函(「該通函」)。由於明日國際及恒光行需額外時間核對須載列於彼等各自之通函內的若干資料(如恒光行集團的債項狀況及營運資金狀況)，故此須延遲寄發該等通函的時間。明日國際及恒光行已分別向聯交所申請並已獲准豁免嚴格遵守上市規則第14.13(2)條及／或第14.29(2)條(如適用)的規定，並可將寄發該等通函的時間延遲至二零零三年四月七日。

承董事會命
明日國際集團有限公司
主席
邱德華

承董事會命
恒光行集團有限公司
執行董事
邱德華

香港，二零零三年三月二十四日

SWANK

Tomorrow International Holdings Limited

(incorporated in Bermuda with limited liability)

Connected Transactions

Swank International Manufacturing Company Limited

(incorporated in Hong Kong with limited liability)

Major and Connected Transactions, Capital Reorganisation and change in board lot size of Shares

Connected transactions for Tomorrow and major and connected transactions for Swank

On 4th March, 2003, Swank, Probest and Tomorrow entered into the conditional Asset Disposal Agreement under which Swank conditionally agreed to sell to Probest 30% equity interest in the BVI Holdco and 30% of the BVI Loan at an aggregate consideration of HK$3 million. Such consideration will be satisfied by Probest upon Completion by offsetting an equivalent amount of HK$3 million outstanding principal of the Loan of HK$250 million due from Swank to Probest.

On 4th March, 2003, Swank and Probest entered into the Loan Restructuring Agreement relating to the remaining principal of the Loan of HK$247 million, pursuant to which:

(1) Probest agrees to waive the repayment of the outstanding principal of HK$47 million of the Loan and the normal and default interest accrued on the Loan since 1st March, 2002 up to the effective date of the Loan Restructuring Agreement (which amounted to approximately HK$15.6 million up to the date of the Loan Restructuring Agreement);

(2) the remaining principal balance of HK$200 million of the Loan outstanding after Completion shall be restructured on terms to be governed by the Convertible Note; and

(3) Swank shall execute the Share Mortgage in favour of Probest over the remaining 70% equity interest in the BVI Holdco and the balance of the BVI Loan after Completion as security for the performance by Swank of its obligations to repay principal and interest due under the Convertible Note.

The Convertible Note bears normal interest at 3% per annum payable at maturity on 30th June, 2006 and default interest at 2% above normal interest. Swank is required to repay the principal sum due under the Convertible Note by 5 installments due between 31st December, 2003 to 30th June, 2006 as described in this announcement. Swank is entitled to prepay at any time before the final maturity date in whole or in part the principal due under the Convertible Note. The holder(s) of the Convertible Note shall have the right to convert all or part of the face value of the Convertible Note into shares of Swank at any time before 30th June, 2006, at a conversion price to be fixed as the average closing price of the shares of Swank for the five trading days prior to the holder(s) serving the relevant conversion notice, which in any event shall not be lower than the par value of the shares of Swank at the time of conversion. The principal balance so prepaid or converted shall be applied towards reduction of the outstanding principal due under the installments in order of repayment date.

The Conversion Shares shall rank pari passu in all respects with the shares of Swank then in issue. An application will be made by Swank to the Stock Exchange for the listing of, and permission to deal in, the Conversion Shares.

The Asset Disposal Agreement and the Loan Restructuring Agreement are inter-conditional. Completion of the Loan Restructuring Agreement and the Asset Disposal Agreement are subject to the satisfaction of the conditions set out in the paragraphs headed "Conditions of the Asset Disposal Agreement" and "Conditions of the Loan Restructuring Agreement" below.

The Transactions (including, among others, the disposal by Swank of a 30% interest in BVI Holdco and BVI Loan to Probest, the issue of the Convertible Note and the execution of the Share Mortgage by Swank in favour of Probest under which, Probest, as mortgagee, has the rights to dispose of or foreclose the remaining 70% interest in BVI Holdco and the BVI Loan if an event of default under the Convertible Note shall occur) constitute major transactions for Swank under the Listing Rules.

As at the date of the Asset Disposal Agreement and the Loan Restructuring Agreement, Probest is interested in approximately 57.9% of the issued shares of Swank. Accordingly, the Transactions (including, among others, the disposal by Swank of a 30% interest in BVI Holdco and BVI Loan to Probest, the issue of the Convertible Note and the execution of the Share Mortgage by Swank in favour of Probest under which, Probest, as mortgagee, has the rights to dispose of or foreclose the remaining 70% interest in BVI Holdco and the BVI Loan if an event of default under the Convertible Note shall occur) constitute connected transactions for both Tomorrow and Swank under the Listing Rules, which will be subject to the approval by their respective independent shareholders.

As none of the directors, chief executive or substantial shareholder of Tomorrow has any direct interest in Swank and in the Transactions (save for the indirect interest in Swank through Tomorrow), no shareholders of Tomorrow is required to abstain from voting on the Transactions. Winspark, the controlling shareholder of Tomorrow holding approximately 58.0% of the issued shares in Tomorrow, has given a written certificate approving the Transactions. An application has been made by Tomorrow to the Stock Exchange to permit a written certificate from Winspark given in lieu of a resolution passed at a shareholders' meeting to approve the Transactions. An independent financial adviser will be appointed to give an opinion on the terms of the Transactions which will be included in the circular to be despatched by Tomorrow to its shareholders.

Probest and its associates will abstain from voting on the Asset Disposal Agreement and the Loan Restructuring Agreement at the EGM of Swank. An independent financial adviser will also be appointed to advise the independent board committee of Swank which will in turn make a recommendation to the Independent Shareholders on the terms of the Transactions.

After implementation of the Reorganisation and upon Completion and the Loan Restructuring Agreement taking effect, all the interest of Swank in its subsidiaries and associated companies, including all the businesses currently carried on by the Swank Group, together with all intra-company indebtedness between Swank and its subsidiaries and associated companies will be transferred to BVI Holdco. The principal assets of Swank would be its 70% interest in the issued shares of BVI Holdco and the BVI Loan, and the principal liabilities of Swank would be the debt of HK$200 million owed to Probest pursuant to the Convertible Note. Swank intends to maintain its existing business. If an event of default under the Convertible Note shall occur, Probest may exercise its rights to enforce the security created by the Share Mortgage to sell or foreclose the 70% interest in BVI Holdco and the BVI Loan held by Swank after Completion. In such case, there will be no asset or business remaining in Swank unless acquisition of assets or businesses are made by Swank prior thereto. The Stock Exchange may review whether Swank is able to comply with the requirements of paragraph 38 of the Listing Agreement which requires Swank to have sufficient level of operations or tangible assets of sufficient value and/or intangible assets for which a sufficient potential value can be demonstrated to the Stock Exchange to warrant the continued listing of the shares of Swank. In the event that Swank is not able to demonstrate compliance with the requirements of paragraph 38 of the Listing Agreement, trading in the shares of Swank will be suspended immediately and the delisting procedures as set out in Practice Note 17 of the Listing Rules will then commence accordingly.

The Stock Exchange has stated that, if Swank remains a public company listed on the Stock Exchange, any acquisitions or disposals of assets by Swank will be subject to the provisions of the Listing Rules. Pursuant to the Listing Rules, the Stock Exchange has the discretion to require Swank to issue a circular to its shareholders where acquisition or disposal by Swank is proposed, irrespective of the size of such acquisition or disposal and in particular where such acquisition or disposal represents a departure from the principal activities of Swank. The Stock Exchange also has the power, pursuant to the Listing Rules, to aggregate a series of acquisitions or disposals by Swank and any such acquisitions or disposals may, in any event, result in Swank being treated as a new applicant for listing and subject to the requirements for new applicants as set out in the Listing Rules.

Upon conversion by Probest of the Convertible Note, Probest's percentage holding in Swank will increase, which percentage depends on the conversion price and is therefore not ascertainable at present. The Stock Exchange has stated that if, after completion of the Transactions and the conversion of all or part of the Convertible Note, less than 25% of the shares of Swank are held by the public, or if the Stock Exchange believes that a false market exists or may exist in the shares of Swank, or there are too few shares in public hands to maintain an orderly market, then it will consider exercising its discretion to suspend trading in the shares of Swank. Swank and Probest have undertaken to the Stock Exchange to take appropriate steps (which may include further issue of new shares in Swank or arrange for sale of shares in Swank by Probest) to ensure that as soon as possible following conversion of the Convertible Note, not less than 25% of Swank's issued share capital will be held by the public.

Capital Reorganisation and change in board lot size for Swank

The Board of Swank intends to put forward a proposal to the Shareholders for the adjustment of the nominal value of the Shares by cancelling paid up capital to the extent of HK$0.199 on each of the issued Shares and by reducing the nominal value of all the issued and unissued Shares from HK$0.20 to HK$0.001. On the basis of 2,232,044,805 Shares in issue as at the date of this announcement, a credit of HK$444,176,916.195 will arise on the reduction of the paid-up capital of Swank. Such credit will be used to set off, to the extent permitted by the High Court, against the accumulated losses of Swank (which amounted to approximately HK$1,239.0 million as at 31st December, 2001), and any remaining balance will be credited to a special capital reserve account of Swank.

The Capital Reduction is conditional on, inter alia, approval by the Shareholders and confirmation by the High Court. The utilisation of the credit arising from the Capital Reduction to set off Swank's accumulated losses to the extent permitted by the High Court and the utilisation of any special capital reserve account that may be created will be subject to such conditions as the High Court may impose.

It is further proposed that conditional upon the Capital Reduction becoming effective, the authorised capital of Swank will immediately be restored to the original amount of HK$3,000,000,000 by the creation of 2,985,000,000,000 Reduced Shares.

In order to reduce the transaction costs for dealing in the Reduced Shares after the Capital Reduction as well as to increase the market value per share of Swank, the Board of Swank proposes to implement the Share Consolidation which involves a consolidation of every 10 Reduced Shares of HK$0.001 after the Capital Reduction and the Capital Increase into one Consolidated Share of HK$0.01. The board lot size for trading in the shares of Swank will also be changed from the existing board lot of 2,000 Shares to 8,000 Consolidated Shares upon the Capital Reorganisation becoming effective in order to increase the board lot value of the Consolidated Shares.

The effective date of the Capital Reorganisation is not ascertainable at present. Further announcement(s) on the effective date will be made by Swank in due course.

General

A circular of Tomorrow, which will include, among other things, details of the Asset Disposal Agreement and the Loan Restructuring Agreement, the recommendation of the independent board committee and a letter of advice from an independent financial adviser on the terms of the Asset Disposal Agreement and the Loan Restructuring Agreement will be despatched to the shareholders of Tomorrow as soon as practicable.

A circular of Swank, which will include, among other things, details of the Asset Disposal Agreement, the Loan Restructuring Agreement, the Capital Reorganisation, the change in board lot size, the recommendation of the independent board committee and a letter of advice from an independent financial adviser on the terms of the Asset Disposal Agreement and the Loan Restructuring Agreement, and the notice convening the EGM will be despatched to the Shareholders as soon as practicable.

Trading in the shares in Swank and Tomorrow on the Stock Exchange was suspended at the respective requests of Swank and Tomorrow with effect from 9:30 a.m. on Friday, 21st February, 2003 pending the release of this announcement. Applications have been made by each of Swank and Tomorrow for the resumption of trading in the shares of Swank and Tomorrow with effect from 9:30 a.m. on Wednesday, 5th March, 2003.

THE ASSET DISPOSAL AGREEMENT

Date

4th March, 2003

Parties

Vendor	:	Swank
Purchaser	:	Probest
Guarantor for the obligations of Probest as purchaser	:	Tomorrow

Principal terms of the Asset Disposal Agreement

Pursuant to the Asset Disposal Agreement, Swank conditionally agreed to sell to Probest 30% equity interest in the BVI Holdco and 30% of the BVI Loan at an aggregate consideration of HK$3 million. Such consideration shall be satisfied by Probest upon Completion by offsetting an equivalent amount of HK$3 million outstanding principal of the Loan due from Swank to Probest.

Under the Asset Disposal Agreement, Swank has undertaken to Probest to implement the Reorganisation pursuant to which BVI Holdco, a wholly-owned subsidiary of Swank, will become the intermediate holding company of all the existing operating subsidiaries and associated companies of Swank. After implementation of the Reorganisation and upon Completion and the Loan Restructuring Agreement taking effect, the principal assets of Swank would be its 70% interest in the issued shares of BVI Holdco and the BVI Loan, and the principal liabilities of Swank would be the debt of HK$200 million owed to Probest pursuant to the Convertible Note. There are no principal assets or liabilities held by Swank other than the aforesaid. The 70% attributable value of the sum of the proforma unaudited consolidated net tangible liabilities of BVI Holdco and the BVI Loan amounted to approximately HK$116.8 million as at 30th June, 2002. The BVI Loan is unsecured, interest free and has no fixed repayment terms.

The consideration under the Asset Disposal Agreement of HK$3 million was determined after arm's length negotiations among the parties taking into account the waiver of the Loan principal of HK$47 million by Probest pursuant to the Loan Restructuring Agreement (as described below) and with reference to the 30% attributable value of the sum of the proforma unaudited consolidated net tangible liabilities of BVI Holdco and the BVI Loan of *approximately HK$50 million as at 30th June, 2002.*

Conditions of the Asset Disposal Agreement

Completion of the Asset Disposal Agreement is conditional upon:

(1) the approval by the Independent *Shareholders of Swank* of the Asset Disposal *Agreement* by way of an *ordinary* resolution to be passed at the EGM, and all other consents and acts required under the Listing Rules having been obtained;

(2) the approval by the shareholders of Tomorrow of the Asset Disposal Agreement by way of an ordinary resolution to be passed at a special general meeting of Tomorrow or, if permitted by the Stock Exchange, by way of a written certificate of approval from Winspark given in lieu of a special general meeting, and all other consents and acts required under the Listing Rules having been obtained;

(3) the Reorganisation having been implemented;

(4) all governmental or other necessary authorisations, approvals and consents in connection with the implementation of the Reorganisation in the PRC and other applicable jurisdictions having been obtained; and

(5) the Loan Restructuring Agreement becoming unconditional, save for any condition therein requiring the Asset Disposal Agreement to become unconditional or having been completed.

Probest may at its discretion waive conditions (3) and (4) stated above. If any of these conditions are not fulfilled or waived on or before the Long Stop Date, the Asset Disposal Agreement shall lapse and be of no further effect, and no party to the Asset Disposal Agreement shall have any claim against or liability to the other parties thereunder, save in respect of any antecedent breaches thereof.

Completion shall take place on the first business day after the fulfilment or waiver of the above conditions (which is expected to be in or around May 2003), or such other date as the parties may agree in writing. A further announcement will be made by Tomorrow and Swank on Completion.

Information on BVI Holdco

Pursuant to the Reorganisation, all the interest of Swank in its operating subsidiaries and associated companies and all intra-company indebtedness between Swank and its subsidiaries and associated companies will be transferred to BVI Holdco. As a result, all the businesses currently carried on by the Swank Group, namely, the design, manufacture and marketing of frames, sunglasses and lenses, will be conducted by BVI Holdco and its subsidiaries and associated companies. The Board of Swank confirms that there will be no material change to the management and employees of the Swank's subsidiaries by reason only of the Transactions. The Board of Swank also expects that there will be no material adverse effect on the operation of these subsidiaries of Swank as a result of the Transactions.

Swank and Tomorrow have undertaken to each other that following Completion, to the extent that no external borrowing or funding is obtained, any *further funding which may be required to be provided to BVI Holdco shall be made in the form of shareholders' loans in proportion to their respective* percentage holding in BVI Holdco.

The composition of the Board of BVI Holdco currently comprises 7 members, all of whom are appointed by Swank and are the members of the Board of Swank. 5 out of the 7 members are also the existing directors of Tomorrow. Tomorrow and Swank have undertaken to each other that the composition of the Board of BVI Holdco shall remain unchanged after Completion, except with the prior written consent of both Swank and Tomorrow. BVI Holdco has also undertaken to Swank that surplus cash, if any, generated from the businesses carried out by the subsidiaries and associated companies of BVI Holdco shall, after appropriating a sum for operating expenses, be applied to repay the BVI Loan or to make advances to Swank on the same terms of the BVI Loan for the purposes of enabling Swank to repay the Convertible Note.

The proforma unaudited consolidated net tangible liabilities of BVI Holdco and the BVI Loan as at 30th June, 2002 were HK$12.0 million and HK$178.8 million respectively. The proforma unaudited consolidated net losses before and after taxation of the BVI Holdco (prepared on the basis of the respective audited accounts of the subsidiaries and associated companies to be transferred to BVI Holdco upon Reorganisation for the years ended 31st December, 2000 and 31st December, 2001 and the unaudited management accounts of the subsidiaries and associated companies to be transferred to BVI Holdco upon Reorganisation for the six months ended 30th June, 2002 and on the assumption that the Reorganisation has taken place as at 30th June, 2002) are summarised as follows:

	Six months ended 30th June, 2002	Year ended 31st December, 2001	2000
	HK$ million (unaudited)	*HK$ million (unaudited)*	*HK$ million (unaudited)*
Profit/(Loss) before taxation and minority interests	9.2	(58.8)	(102.3)
Profit/(Loss) after taxation but before minority interests	9.2	(59.1)	(102.5)
Profit/(Loss) attributable to shareholders	9.2	(58.9)	(102.3)

Note: Included in the above figures were finance costs of approximately HK$25.5 million and HK$21.5 million for each of the years ended 31st December, 2000 and 2001 respectively and HK$8.4 million for the 6 months ended 30th June, 2002, which had been written back during the 6 months period ended 30th June, 2002, to the extent of approximately HK$16.9 million, as a result of the completion of a debt restructuring of the *Swank Group which was announced by Swank on 31st January, 2002 and completed on 1st March 2002.*

THE LOAN RESTRUCTURING AGREEMENT

Date

4th March, 2003

Parties

Lender	:	Probest
Borrower	:	Swank

Principal terms of the Loan Restructuring Agreement

Pursuant to the Loan Restructuring Agreement, Probest conditionally agreed that the remaining principal of the Loan of HK$247 million due from Swank to Probest after Completion will be settled and restructured in the following manner:

(1) Probest agrees to waive the repayment of the outstanding principal of HK$47 million of the Loan and the normal and default interest accrued on the Loan since 1st March, 2002 up to the date of the Loan Restructuring Agreement taking effect, which is expected to be in or around May 2003 (the accrued interest amounted to approximately HK$15.6 million up to the date of the Loan Restructuring Agreement);

(2) the balance of principal sum of HK$200 million of the Loan shall be restructured on terms to be governed solely by the Convertible Note; and

(3) Swank will execute the Share Mortgage as security for the performance by Swank of its obligations under the Convertible Note.

Principal terms of the Convertible Note and the Share Mortgage

Principal amount:	HK$200 million.
Issue price:	100% of the principal amount of the Convertible Note.
Conversion price:	Average closing price of the shares of Swank as quoted on the Stock Exchange over the five trading days prior to the date of the delivery of the conversion notice to the registered office of Swank, which shall, in any event, be not lower than the par value of the shares at the time of conversion.
Maturity date:	30th June, 2006.
Interest:	The Convertible Note will bear normal interest which is calculated at 3% per annum on the principal balance outstanding and is payable in full on maturity. Default interest is calculated at 2% above normal interest rate.
Repayment of principal:	Swank is required to repay the principal due under the Convertible Note by installments as set out below.
Prepayment:	In addition to the repayment by installments as described above, Swank is entitled to prepay at any time before the maturity date in whole or in part (in amount of not less than HK$1 million or a whole multiple thereof) the principal due under the Convertible Note. The principal balance so prepaid shall be applied towards reduction of the outstanding principal due under the installments in order of repayment date.
Conversion:	Holder(s) of the Convertible Note will have the right to convert the outstanding principal balance of the Convertible Note in whole or in part (in amount of not less than HK$1 million or a whole multiple thereof) into shares of Swank at any time from the date of issue of the Convertible Note until the business day (excluding Saturdays) immediately prior to the maturity date at the conversion price described above. The principal balance so converted shall be applied towards reduction of the outstanding principal due under the installments in order of repayment date. The Conversion Shares shall, when issued, rank pari passu in all respects with all other shares of Swank then in issue on the date of conversion, including the right to any dividends or distributions, the record date of which falls on a date on or after the date of issue of such Conversion Shares.
Transferability:	The Convertible Note may be transferable in whole or in part from the date of issue.
Voting:	Holder(s) of the Convertible Note will not be entitled to attend or vote at any meetings of Swank by reason of it being a holder of the Convertible Note.
Listing:	The Convertible Note will not be listed on the Stock Exchange or any other stock exchange. An application will be made to the Stock Exchange for the listing of and permission to deal in the Conversion Shares, subject to the Shareholders having approved the issue and allotment of the Conversion Shares.
Events of default:	Events of default include, among others, failure to repay any portion of the principal due under the Convertible Note, default in performance of covenants or undertakings, or material adverse change in the financial condition of the Swank Group.

If an event of default under the Convertible Note shall occur, Probest may exercise its rights to enforce the security created by the Share Mortgage to sell or foreclose the 70% interest in BVI Holdco and the BVI Loan held by Swank after Completion. In case of a sale of the security created by the Share Mortgage, Probest may at its sole discretion apply the proceeds of such sale towards the discharge of the costs incurred and the amount then due by Swank under the Convertible Note. Swank shall be required to make up the shortfall, if any, between the sale proceeds of the security and the amount then due to Probest. If there exists any surplus of the sale proceeds over the amount then due to Probest, Swank shall be entitled to receive such surplus from Probest. In case of a foreclosure of the security, the foreclosure shall be a full and final settlement of all amounts then due by Swank to Probest under the Convertible Note irrespective of the amount thereof.

The Convertible Note shall replace the existing loan agreement governing the Loan. The effect of the Transactions on the Loan is as follows:

	HK$'million
Outstanding principal of the Loan	250.0
Set off against the consideration under the Asset Disposal Agreement	(3.0)
Waived by Tomorrow pursuant to the Loan Restructuring Agreement	(47.0)
Principal balance due under the Convertible Note	200.0

The Loan is unsecured and currently bears normal interest at 1% above prime rate per annum and default interest at 2% above normal rate. The principal repayment schedules of the Loan and that of the Convertible Note are as follows:

The Loan		The Convertible Note	
Principal amount HK$' million	*Repayment date*	*Principal amount HK$' million*	*Repayment date*
25.0	1st June, 2002	12.5	31st December, 2003
37.5	1st June, 2003	25.0	1st June, 2004
50.0	1st June, 2004	25.0	31st December, 2004
62.5	1st June, 2005	62.5	1st June, 2005
75.0	1st June, 2006	75.0	30th June, 2006
250.0		200.0	

The Board of Swank expects that the financial obligations of Swank pursuant to the Convertible Note shall be settled by the internal resources of BVI Holdco generated from the operating activities of its subsidiaries and associates and distributed to Swank by way of repayment of the BVI Loan or advances by BVI Holdco to Swank.

Conditions of the Loan Restructuring Agreement

The Loan Restructuring Agreement shall take effect on the date when the last of the following conditions shall have been satisfied:

(1) the approval by the Independent Shareholders of Swank of the Loan Restructuring Agreement (including the Convertible Note and the issue and allotment of the Conversion Shares and the Share Mortgage) having been obtained;

(2) the approval by the shareholders of Tomorrow of the Loan Restructuring Agreement (including the Convertible Note and the Share Mortgage) by way of an ordinary resolution to be passed at a special general meeting of Tomorrow, or if permitted by the Stock Exchange, by way of a written certificate of approval from Winspark given in lieu of a special general meeting, having been obtained;

(3) all other consents and acts, if any, required of Swank/Tomorrow in connection with the Loan Restructuring Agreement, the Convertible Note and the Share Mortgage under the Listing Rules having been obtained and completed or, as the case may be, the relevant waiver from compliance with any of such rules having been obtained from the Stock Exchange;

(4) completion of the Reorganisation;

(5) the Asset Disposal Agreement becoming unconditional, save for any condition therein requiring the Loan Restructuring Agreement to become unconditional or having taken effect, and having been completed; and

(6) Probest having received the following documents in forms and substance satisfactory to it: (a) the duly executed by Swank of the Convertible Note and the Share Mortgage contemplated under the Loan Restructuring Agreement; and (b) the certified true copies of resolutions of the Board of Swank approving the aforesaid documents.

Probest may at its discretion waive conditions (4) and (6) stated above. If any of these conditions are not waived or fulfilled on or before the Long Stop Date, unless an extension of time has been granted by Probest, the Loan Restructuring Agreement shall lapse and be of no further effect, and no party to the Loan Restructuring Agreement shall have any claim against or liability to the other parties thereunder, save in respect of any antecedent breaches thereof.

SHAREHOLDING AND GROUP STRUCTURES

Set out below are the group structures of the Tomorrow Group and the Swank Group before and after completion of the Transactions:

Before completion of the Transactions


Tomorrow
100%
Probest
57.9%
Swank
Subsidiaries and associated companies engaged in the spectacle business
Loan
HK$250 million
Inter-company
balances

After completion of the Transactions


Tomorrow
100%
Probest
57.9%
Swank
Convertible Note
HK$200 million
30%
30%
BVI Loan
70%
70%
BVI Loan
BVI Holdco
Subsidiaries and associated companies engaged in the spectacle business
Inter-
company
balances

On the basis of the existing shareholding structure of Swank and the average closing price per Share of HK$0.0312 (the "Average Price") for the 5 trading days up to and including 20th February, 2003, and on the assumption that the Capital Reorganisation has taken effect, the shareholding structures of Swank before and after the exercise in full of the conversion rights attaching to the Convertible Note by Probest are set out below for illustration purposes only:

	Before issue of Conversion Shares		After issue of Conversion Shares assuming conversion at Average Price		After issue of Conversion Shares assuming conversion at par	
	No. of Consolidated Shares (in million)	*%*	*No. of Consolidated Shares (in million)*	*%*	*No. of Consolidated Shares (in million)*	*%*
Probest	129.2	57.9	129.2	14.9	129.2	0.6
Conversion Shares	—	—	641.0	74.2	20,000.0	98.9
	129.2	57.9	770.2	89.1	20,129.2	99.5
Public	94.0	42.1	94.0	10.9	94.0	0.5
	223.2	100.0	864.2	100.0	20,223.2	100.0

It should be noted that the actual shareholding structure of Swank after the exercise of the conversion rights attaching to the Convertible Note may be different from that set out above, as the conversion price and accordingly the number of Conversion Shares to be issued upon conversion of the Convertible Note cannot be ascertained at present. The Board of Tomorrow confirmed that it has no intention to apply the provisions of section 168 of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) to acquire compulsorily any shares of Swank if, after conversion of the Convertible Note, Probest's shareholding in Swank exceeds 90%.

Upon conversion by Probest of the Convertible Note, Probest's percentage holding in Swank will increase, which percentage depends on the conversion price and is not ascertainable at present. The Stock Exchange has stated that if, after completion of the Transactions and the conversion of all or part of the Convertible Note, less than 25% of the shares of Swank are held by the public, or if the Stock Exchange believes that a false market exists or may exist in the shares of Swank, or there are too few shares of Swank in public hands to maintain an orderly market, then it will consider exercising its discretion to suspend trading in the shares of Swank. Swank and Probest have undertaken to the Stock Exchange to take appropriate steps (which may include further issue of new shares in Swank or arrange for sale of shares in Swank by Probest) to ensure that as soon as possible following conversion of the Convertible Note, not less than 25% of Swank's issued share capital will be held by the public.

REASONS OF TOMORROW FOR THE TRANSACTIONS

The Tomorrow Group is principally engaged in the design, development, manufacture and sale of electronic products, the manufacture and sale of printed circuit boards, the trading and distribution of electronic parts and components, the trading of listed equity investment and the provision of loan financing.

As disclosed in the joint announcement of Tomorrow and Swank dated 31st January, 2002, pursuant to a sale and purchase agreement dated 31st January, 2002, Tomorrow acquired (i) 1,605 million Shares, representing approximately 71.9% of the total issued share capital of Swank, at a consideration of HK$10 million; and (ii) bank debt of an aggregate principal amount of HK$250 million then owed by the Swank Group to 26 banks and financial creditors (i.e. the Loan) for a consideration of HK$58 million. The aforesaid restructuring of the Swank Group was completed on 1st March, 2002. Save for the Loan, there has been no other advances made by the Tomorrow Group to the Swank Group.

Following the acquisition of the controlling stake in Swank by Tomorrow, the Swank Group had made a turnaround in its financial results. Notwithstanding this, the Swank Group is under a tight cashflow position to make principal repayments and interest payments for the Loan. Swank has not been able to fulfill its legal obligation under the loan agreement governing the Loan to make repayment of the first installment due under the Loan on 30th June, 2002 of HK$25 million and payment of accrued interests from 1st March, 2002 up to the date of the Debt Restructuring Agreement of approximately HK$15.6 million. Having considered the fact that Swank is a subsidiary of Tomorrow, the Board of Tomorrow is of the view that it would be in the interests of both the Tomorrow Group and the Swank Group to arrive at a restructuring plan of the Loan on terms which are mutually agreed between Tomorrow and Swank. The Transactions are intended for Tomorrow to partially recover the Loan from Swank to the extent of HK$50 million in kind (i.e. 30% interest in BVI Holdco and BVI Loan) and to enable Tomorrow to obtain securities on the remaining portion of the Loan. The Tomorrow Group will write off the interest receivable from Swank which amounted to approximately HK$15.6 million from 1st March, 2002 up to the date of the Debt Restructuring Agreement. The Board of Tomorrow considers that the Transactions protect the rights of Probest as a creditor of Swank while allowing financial flexibility for the Swank Group to continue its operation. The Tomorrow Group would also have an opportunity to increase its equity holding in Swank through the exercise of the conversion rights attaching to the Convertible Note should it considers it in the interest of the Tomorrow Group to do so. In addition, the Transactions would result in an increase in the attributable interest and share of results of the Tomorrow Group in the spectacle business of Swank (through Tomorrow's direct interest of 30% in BVI Holdco and the indirect interest through Probest's 57.9% interest in Swank), which effect may be positive or negative to Tomorrow. Taking into consideration the net liabilities of the Swank Group, the net asset value of the BVI Holdco (excluding the BVI Loan) and the working capital position of the Swank Group, the Board of Tomorrow considers that the terms of the Asset Disposal Agreement and the Loan Restructuring Agreement are fair and reasonable and are in the interests of Tomorrow and its shareholders as a whole.

REASONS OF SWANK FOR THE ASSET DISPOSAL AGREEMENT AND THE LOAN RESTRUCTURING AGREEMENT

The Swank Group is primarily engaged in the design, manufacture and marketing of frames, sunglasses and lenses. Its production facilities are located in Dongguan and Shenzhen of the PRC. Products of the Swank Group are mainly exported to the United States, Europe and Australia.

The Swank Group had made a turnaround in its financial results following Tomorrow's acquisition of a controlling interest in Swank in early 2002. For the six months ended 30th June, 2002, the Swank Group recorded unaudited consolidated profit attributable to shareholders of approximately HK$9.2 million, as opposed to the audited consolidated loss attributable to shareholders of approximately HK$58.9 million for the year ended 31st December, 2001. Notwithstanding the turnaround in its financial results, the Swank Group is under a tight cashflow position to make principal repayments and interest payments for the Loan. Swank has not been able to make repayment of the first installment due under the Loan on 30th June, 2002 of HK$25 million and payment of accrued interests from 1st March, 2002 up to the date of the Debt Restructuring Agreement of approximately HK$15.6 million. The entering into of the Asset Disposal Agreement and the Loan Restructuring Agreement by Swank is intended to partially repay the Loan (to an extent of an aggregate principal sum of HK$50 million) to Probest in kind and not in cash. Having considered that (i) Swank was not able to make principal repayment and interest payment as aforesaid; (ii) the Tomorrow Group will waive interest accrued on the Loan from March 2002 up to the completion of the debt restructuring pursuant to the Loan Restructuring Agreement; (iii) Probest agrees to reduce the interest rate on the Loan from 1% over prime (current prime rate is 5%) to 3% per annum; (iv) the principal repayment schedule of the Convertible Note allow more financial flexibility for Swank; and (v) the net deficits in assets of the Swank Group would be improved in the event that Probest exercises the conversion rights under the Convertible Note, the Board of Swank is of the view that the terms of the Asset Disposal Agreement and the Loan Restructuring Agreement, including the Convertible Note and the giving of the Share Mortgage, are fair and reasonable and is in the interests of Swank and its shareholders as a whole. The Transactions are expected to have positive effect on the profit and loss accounts of the Swank Group principally due to the waiver of accrued interest on the Loan.

After implementation of the Reorganisation and upon Completion and the Loan Restructuring Agreement taking effect, all the interest of Swank in its subsidiaries and associated companies, including all the businesses currently carried on by the Swank Group, together with all intra-company indebtedness between Swank and its subsidiaries and associated companies will be transferred to BVI Holdco. The principal assets of Swank would be its 70% interest in the issued shares of BVI Holdco and the BVI Loan, and the principal liabilities of Swank would be the debt of HK$200 million owed to Probest pursuant to the Convertible Note. Swank intends to maintain its existing business. If an event of default under the Convertible Note shall occur, Probest may exercise its rights to enforce the security created by the Share Mortgage to sell or foreclose the 70% interest in BVI Holdco and the BVI Loan held by Swank after Completion. In such case, there will be no asset or business remaining in Swank unless acquisition of assets or businesses are made by Swank prior thereto. The Stock Exchange may review whether Swank is able to comply with the requirements of paragraph 38 of the Listing Agreement which requires Swank to have sufficient level of operations or tangible assets of sufficient value and/or intangible assets for which a sufficient potential value can be demonstrated to the Stock Exchange to warrant the continued listing of the shares of Swank. In the event that Swank is not able to demonstrate compliance with the requirements of paragraph 38 of the Listing Agreement, trading in the shares of Swank will be suspended immediately and the delisting procedures as set out in Practice Note 17 of the Listing Rules will then commence accordingly.

The Stock Exchange has stated that, if Swank remains a public company listed on the Stock Exchange, any acquisitions or disposals of assets by Swank will be subject to the provisions of the Listing Rules. Pursuant to the Listing Rules, the Stock Exchange has the discretion to require Swank to issue a circular to its shareholders where acquisition or disposal by Swank is proposed, irrespective of the size of such acquisition or disposal and in particular where such acquisition or disposal represents a departure from the principal activities of Swank. The Stock Exchange also has the power, pursuant to the Listing Rules, to aggregate a series of acquisitions or disposals by Swank and any such acquisitions or disposals may, in any event, result in Swank being treated as a new applicant for listing and subject to the requirements for new applicants as set out in the Listing Rules.

CLASSIFICATION OF THE TRANSACTIONS

The Transactions (including, among others, the disposal by Swank of a 30% interest in BVI Holdco and BVI Loan to Probest, the issue of the Convertible Note and the execution of the Share Mortgage by Swank in favour of Probest under which, Probest, as mortgagee, has the rights to dispose of or foreclose the remaining 70% interest in BVI Holdco and the BVI Loan if an event of default under the Convertible Note shall occur) constitute major transactions for Swank under the Listing Rules.

As at the date of the Asset Disposal Agreement and the Loan Restructuring Agreement, Probest is interested in approximately 57.9% of the issued shares in Swank. Accordingly, the Transactions (including, among others, the disposal by Swank of a 30% interest in BVI Holdco and BVI Loan to Probest, the issue of the Convertible Note and the execution of the Share Mortgage by Swank in favour of Probest under which, Probest, as mortgagee, has the rights to dispose of or foreclose the remaining 70% interest in BVI Holdco and the BVI Loan if an event of default under the Convertible Note shall occur) constitute connected transactions for both Tomorrow and Swank under the Listing Rules, which will be subject to the approval by their respective independent shareholders.

As none of the directors, chief executive or substantial shareholder of Tomorrow has any direct interest in Swank and in the Transactions (save for the indirect interest in Swank through Tomorrow), no shareholders of Tomorrow is required to abstain from voting on the Asset Disposal Agreement and the Loan Restructuring Agreement. Winspark, the controlling shareholder of Tomorrow holding approximately 58.0% equity interest in Tomorrow, has given a written certificate approving the Transactions. An application has been made by Tomorrow to the Stock Exchange to permit a written certificate from Winspark given in lieu of a resolution passed at a shareholders' meeting to approve the Transactions. An independent financial adviser will be appointed to give an opinion on the terms of the Transactions which will be included in the circular to be despatched by Tomorrow to its shareholders.

Probest and its associates shall abstain from voting on the Asset Disposal Agreement and the Loan Restructuring Agreement at the EGM of Swank. An independent financial adviser will also be appointed to advise the independent board committee of Swank which will in turn make a recommendation to the Independent Shareholders on the terms and conditions of the Transactions.

CAPITAL REORGANISATION FOR SWANK

The Board of Swank intends to put forward a proposal to the Shareholders to reorganise the capital structure of Swank as described in the following paragraphs.

Capital Reduction

As at the date of this announcement, the authorised share capital of Swank is HK$3,000,000,000 divided into 15,000,000,000 Shares, of which 2,232,044,805 Shares are in issue and paid or credited as fully paid. The proposed Capital Reduction will be effected by cancelling paid up capital to the extent of HK$0.199 upon each of the 2,232,044,805 Shares in issue as at the date of this announcement and any further Shares which may be issued prior to the date on which the petition for the confirmation of the Capital Reduction is heard by the High Court and by reducing the nominal value of all the Shares from HK$0.20 to HK$0.001 each. On the assumption that no further Shares will be issued after the release of this announcement, a credit of HK$444,176,916.195 will arise as a result of the Capital Reduction. The credit will be used to set off, to the extent permitted by the High Court, against the accumulated losses of Swank. Any remaining credit will be transferred to a special capital reserve account to be created by Swank, the application of which will be subject to such conditions as may be imposed by the High Court.

Capital Increase

The Board of Swank further proposes that conditional upon the Capital Reduction becoming effective, the authorised capital of Swank will immediately be restored to the original amount of HK$3,000,000,000 by the creation of an additional 2,985,000,000,000 Reduced Shares.

Share Consolidation

Upon the Capital Reduction and the Capital Increase becoming effective, Swank will implement the Share Consolidation by consolidating every 10 Reduced Shares of HK$0.001 each after the Capital Reduction and the Capital Increase into one Consolidated Share of HK$0.01. Accordingly, every 10 existing Shares held by a Shareholder whose name appears on the register of members of Swank at the opening of business on the effective date of the Capital Reorganisation will constitute one Consolidated Share. Fractional entitlement of the Consolidated Share will not be issued but will be aggregated and sold for the benefits of Swank. Fractional entitlement will only arise in respect of a Shareholder's entire shareholding.

On the basis of the 2,232,044,805 existing issued Shares, the authorised share capital of Swank after the Capital Reorganisation will be HK$3,000,000,000 comprising 300,000,000,000 Consolidated Shares, of which 223,204,480 Consolidated Shares will be in issue and fully paid or credited as fully paid.

Conditions of the Capital Reorganisation

The Capital Reduction is conditional upon:

(1) the passing of a special resolution by the Shareholders to approve the Capital Reduction at the EGM; and

(2) the confirmation of the Capital Reduction by the High Court and the registration by the Registrar of Companies in Hong Kong of an office copy of the order of the High Court and the minute containing the particulars required by Section 61 of the Companies Ordinance.

The Capital Increase is conditional upon:

(1) the Capital Reduction taking effect; and

(2) the passing of an ordinary resolution by the Shareholders at the EGM.

The Share Consolidation is conditional upon:

(1) the Capital Reduction and the Capital Increase taking effect; and

(2) the passing of an ordinary resolution by the Shareholders to approve the Share Consolidation at the EGM.

The Capital Reorganisation is also subject to the Listing Committee of the Stock Exchange granting approval for the listing of, and permission to deal in, the Consolidated Shares in issue and the Consolidated Shares which may be issued pursuant to the exercise of the options which may be granted under the share option scheme of Swank adopted on 28th May, 2002. An application will be made to the Stock Exchange for the granting of the listing of, and permission to deal in, the Consolidated Shares.

Assuming that all the above conditions are fulfilled, it is expected that the Capital Reduction will become effective immediately following the registration of the order of the High Court and the minute containing the particulars required by Section 61 of the Companies Ordinance. The effective date of the Capital Reorganisation is not ascertainable at present. An application will be made to the High Court in respect of the Capital Reduction and further announcement(s) will be made to inform the Shareholders of the expected effective date and, if necessary or appropriate, the progress and results of application to the High Court and the Capital Reorganisation.

REASONS FOR THE CAPITAL REORGANISATION

Since 4th April, 2000, the Shares have been traded below their nominal value of HK$0.20. The closing price of the Shares on the Stock Exchange on 20th February, 2003 (being the last trading day of the Shares prior to the suspension in trading of the Shares on 21st February, 2003) was HK$0.031 per Share. Under the Companies Ordinance, a company may not issue shares at a discount to the nominal value of such shares unless, among other things, the issue is authorised by a resolution of the shareholders and is sanctioned by the High Court. The Board of Swank considers that such an exercise will be costly and time consuming, and that it would therefore be desirable in any event to reduce the nominal value of the Shares so as to avoid the necessity for such an exercise to be undertaken each time Swank wishes to raise funds. In view of this, the Board of Swank proposes the Capital Reduction which is intended to facilitate and give greater flexibility for Swank to raise funds through the issue of new shares in future when market opportunities arises.

As set out in the latest annual report and accounts of Swank, Swank recorded audited accumulated losses of HK$1,238,983,162 (on an unconsolidated basis) as at 31st December, 2001. The Board of Swank believes that in the light of such accumulated losses, Swank's capital represented by its share capital had been lost, and it would be in the interests of Swank to reduce its capital in order to eliminate so far as possible such accumulated losses (subject to the directions by the Court), as this would likely bring forward the date upon which Swank is in a position to declare dividend and in turn improve the prospects of raising funds.

The Share Consolidation is intended to reduce the transaction costs for dealing in the Reduced Shares after the Capital Reduction as well as to increase the market value per share of Swank.

CHANGE IN BOARD LOT SIZE

In order to increase the board lot value of the shares of Swank, the Board of Swank has resolved to change the board lot size for trading in the shares of Swank from the existing board lot of 2,000 Shares to 8,000 Consolidated Shares upon the Capital Reorganisation becoming effective.

On the basis of the closing price per Share of HK$0.031 on 20th February, 2003, the theoretical market value per Share upon the Capital Reorganisation taking effect shall be HK$0.31 and the board lot value shall be HK$2,480.

EFFECT OF THE CAPITAL REORGANISATION

Implementation of the Capital Reorganisation will not, of itself, alter the underlying assets, business operations, management or financial position of Swank, save for the payment of related expenses; nor will the proportionate interests of the Shareholders in Swank be changed as a result thereof (other than as a result of the sale for the benefit of Swank of any fractional Consolidated Shares to which the Shareholders may otherwise be entitled). The Board of Swank believes that the Capital Reorganisation will not have any material adverse effect on the financial position of Swank and its subsidiaries.

FREE EXCHANGE OF CERTIFICATES FOR CONSOLIDATED SHARES AND TRADING ARRANGEMENT

Shareholders may submit existing certificates for the Shares to the registrar of Swank, Secretaries Limited of 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong, for exchange, at the expense of Swank for a specified period of time from the effective date of the Capital Reduction, for certificates for the Consolidated Shares. Thereafter, existing certificates for the Shares will be accepted for exchange only on a payment of a fee of HK$2.50 (or such higher amount as may from time to time be allowed by the Stock Exchange) for each new certificate issued for the Consolidated Shares. Nevertheless, existing certificates for the Shares will continue to be good evidence of legal title and good for trading and settlement purposes on the basis of ten existing Shares for one Consolidated Share (fractional entitlements to a Consolidated Share shall be ignored) and may be exchanged for certificates for the Consolidated Shares at any time. Details of the arrangement for free exchange of share certificates and parallel trading of the Shares and the Consolidated Shares will be announced as soon as the effective date of the Capital Reduction is ascertained.

Odd lots of Consolidated Shares may arise as a result of the Share Consolidation. In order to alleviate the difficulties in trading odd lots of Consolidated Shares, Swank will appoint a broker to act as its agent to match, on a "best effort" basis, the sales and purchases of odd lots of Consolidated Shares, detailed arrangement of which will be included in the circular to be despatched by Swank to the Shareholders.

GENERAL

A circular of Tomorrow, which will include, among other things, details of the Asset Disposal Agreement and the Loan Restructuring Agreement, the recommendation of the independent board committee and a letter of advice from an independent financial adviser on the terms of the Asset Disposal Agreement and the Loan Restructuring Agreement will be despatched to the shareholders of Tomorrow as soon as practicable.

A circular of Swank, which will include, among other things, details of the Asset Disposal Agreement, the Loan Restructuring Agreement, the Capital Reorganisation, the change in board lot size, the recommendation of the independent board committee and a letter from an independent financial adviser on the terms of the Asset Disposal Agreement and the Loan Restructuring Agreement, and the notice convening the EGM will be despatched to the Shareholders as soon as practicable.

SUSPENSION AND RESUMPTION OF TRADING IN THE SHARES

Trading in the shares in Swank and Tomorrow on the Stock Exchange was suspended at the respective requests of Swank and Tomorrow with effect from 9:30 a.m. on Friday, 21st February, 2003 pending the release of this announcement. Applications have been made by each of Swank and Tomorrow for the resumption of trading in the shares of Swank and Tomorrow with effect from 9:30 a.m. on Wednesday, 5th March, 2003.

DEFINITIONS

"Asset Disposal Agreement"	the conditional agreement dated 4th March, 2003 entered into between Swank, Probest and Tomorrow relating to the disposal by Swank of 30% equity interest in the BVI Holdco and 30% of the BVI Loan
"associate(s)"	has the meaning ascribed to it in the Listing Rules
"Board"	board of directors
"BVI Holdco"	Profitown Investment Corporation, a company incorporated in the British Virgin Islands with limited liability on 19th November, 2002 and a wholly-owned subsidiary of Swank
"BVI Loan"	the shareholder's loan which may be owing by BVI Holdco to Swank upon completion of the Reorganisation and which shall be unsecured, interest-free and has no fixed repayment terms
"Capital Increase"	the creation of an additional 2,985,000,000,000 Reduced Shares to restore the authorised share capital of Swank after the Capital Reduction to the original amount of HK$3,000,000,000
"Capital Reduction"	the proposed reduction of capital of Swank by way of the cancellation of the paid-up capital to the extent of HK$0.199 on each existing issued Shares and the reduction of the nominal value of all the issued and unissued Shares from HK$0.20 each to HK$0.001 each
"Capital Reorganisation"	the capital reorganisation of Swank involving the Capital Reduction, the Capital Increase and the Share Consolidation
"Companies Ordinance"	Companies Ordinance (Chapter 32 of the Laws of Hong Kong)
"Completion"	completion of the Asset Disposal Agreement
"Consolidated Share(s)"	share(s) of HK$0.01 each in the share capital of Swank upon the Capital Reorganisation taking effect
"Conversion Shares"	the ordinary shares of Swank to be issued by Swank upon the exercise of conversion rights attaching to the Convertible Note by the holder(s) thereof
"Convertible Note"	the convertible note with face value of HK$200 million to be issued by Swank to Probest pursuant to the terms of the Loan Restructuring Agreement
"EGM"	an extraordinary general meeting of Swank to be convened to consider and, if thought fit, approve the Capital Reorganisation and the Transactions
"High Court"	the High Court of the Hong Kong Special Administrative Region of the PRC
"Independent Shareholders"	shareholders of Swank other than Probest and its associates
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange
"Loan"	the unsecured loan with an aggregate principal amount of HK$250 million owing by Swank to Probest as at the date of the Asset Disposal Agreement and the Loan Restructuring Agreement
"Loan Restructuring Agreement"	the conditional agreement dated 4th March, 2003 entered into between Swank and Probest relating to the restructuring of the remaining principal of the Loan of HK$247 million after Completion
"Long Stop Date"	5:00 p.m. on 30th April, 2003 or such later date as Swank and Probest may agree in writing
"PRC"	the People's Republic of China
"Probest"	Probest Holdings Inc, a company incorporated in the British Virgin Islands which is interested in approximately 57.9% of the existing issued shares of Swank and a wholly-owned subsidiary of Tomorrow
"Reduced Share(s)"	new share(s) of HK$0.001 each in the share capital of Swank immediately after the Capital Reduction
"Reorganisation"	the reorganisation pursuant to which (i) BVI Holdco will become the intermediate holding company of all the existing subsidiaries and associated companies of Swank engaging in the design, manufacture and marketing of optical products, and (ii) all intra-company indebtedness between Swank and its subsidiaries and associated companies will be transferred to BVI Holdco
"Share(s)"	ordinary share(s) of HK$0.20 each in the existing capital of Swank
"Share Consolidation"	the proposed consolidation of 10 Reduced Shares of HK$0.001 each of Swank created from the Capital Reduction into one Consolidated Share of HK$0.01
"Share Mortgage"	the deed to be executed by Swank in favour of Probest incorporating a charge over 70% of the equity interest in BVI Holdco and the BVI Loan held by Swank after Completion
"Shareholder(s)"	holder(s) of the Shares before the Capital Reorganisation and upon the Capital Reorganisation becoming effective, holder(s) of the Consolidated Shares
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Swank"	Swank International Manufacturing Company Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Main Board of the Stock Exchange
"Swank Group"	Swank and its subsidiaries
"Tomorrow"	Tomorrow International Holdings Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the Main Board of the Stock Exchange
"Tomorrow Group"	Tomorrow and its subsidiaries other than the Swank Group
"Transactions"	together, (i) the sale by Swank of the 30% equity interest in the BVI Holdco and 30% of the BVI Loan under the Asset Disposal Agreement; and (ii) the debt restructuring pursuant to the Loan Restructuring Agreement, including, among others, the issue of the Convertible Note and the execution of the Share Mortgage by Swank in favour of Probest, under which Probest, as mortgagee, has rights to Probest to dispose of or foreclose the 70% interest in BVI Holdco and the BVI Loan if an event of default under the Convertible Note shall occur
"Winspark"	Winspark Venture Limited, a company incorporated in the British Virgin Islands with limited liability and the controlling shareholder of Tomorrow holding approximately 58.0% of the issued shares of Tomorrow
"HK$"	Hong Kong Dollars, the lawful currency of Hong Kong
"%"	per cent.

By Order of the Board
Tomorrow International Holdings Limited
Yau Tak Wah, Paul
Chairman

By Order of the Board
Swank International Manufacturing Company Limited
Yau Tak Wah, Paul
Executive Director

Hong Kong, 4th March, 2003

TOMORROW INTERNATIONAL HOLDINGS LIMITED
明日國際集團有限公司
(於百慕達註冊成立之有限公司)

關連交易

SWANK INTERNATIONAL MANUFACTURING COMPANY LIMITED
恒光行實業有限公司
(於香港註冊成立之有限公司)

重大及關連交易、股本重組及更改股份每手買賣單位

明日國際關連交易，恒光行重大及關連交易

於二零零三年三月四日，恒光行、Probest 與明日國際訂立有條件資產出售協議，據此，恒光行有條件地同意以總代價3,000,000港元，出售 BVI 控股公司的30%股本權益及30%的 BVI 貸款予 Probest。Probest 將於完成時，以抵銷恒光行欠負 Probest 250,000,000港元的該筆貸款中的3,000,000港元等額未償還本金的方式，支付有關代價。

於二零零三年三月四日，恒光行與 Probest 就該筆貸款的本金餘額247,000,000港元訂立貸款重組協議，據此：

(1) Probest 同意豁免償還該筆貸款中47,000,000港元未償還本金及免收由二零零二年七月一日起直至貸款重組協議生效當日為止所累計的該筆貸款的正常及逾期利息(直至訂立貸款重組協議當日為止約達15,600,000港元)；

(2) 完成後該筆貸款的本金餘額200,000,000港元將會根據可換股票據的條款重新作出還款安排；及

(3) 恒光行會以 Probest 為受益人訂立股份按揭作為抵押品，包括完成後 BVI 控股公司的70%股本權益及該筆貸款的款餘，以擔保恒光行會根據可換股票據的規定履行責任，償還到期的本金連利息。

[illegible]



為方便說明起見，下列為按照恒光行現行股權架構以及股份於直至二零零三年二月二十日(包括該日在內)為止的五個交易日的平均收市價每股0.0312港元(「平均價」)計算並假設股本重組已經生效，Probest 全面行使可換股票據所附換股權之前和之後的恒光行股權結構：

	發行兌換股份之前		假設按平均價進行兌換時發行兌換股份之後		假設按面值進行兌換時發行兌換股份之後	
	經合併股份數目(百萬股)	%	經合併股份數目(百萬股)	%	經合併股份數目(百萬股)	%
Probest	129.2	57.9	129.2	14.9	129.2	0.6
兌換股份	—	—	641.0	74.2	20,000.0	98.9
	129.2	57.9	770.2	89.1	20,129.2	99.5
公眾	94.0	42.1	94.0	10.9	94.0	0.5
	223.2	100.0	864.2	100.0	20,223.2	100.0

[illegible]



[illegible]

聯交所表示，須如恆光行維持在聯交所的公眾上市公司地位，須在恆光行所進行的任何收購或出售資產事項均須遵守上市規則的條文。根據上市規則，凡恆光行建議進行收購或出售事項時，無論收購或出售事項的規模大小，聯交所均有酌情權要求恆光行向其股東寄發通函，尤其是當收購或出售事項偏離恆光行的主要業務時。根據上市規則，聯交所亦有權合併計算恆光行所進行的一連串收購或出售事項，任何該等收購或出售事項在任何情況下或會導致恆光行被視為新上市申請人，而須遵守上市規則所載有關新上市申請人的規定。

該等交易的類別

根據上市規則，該等交易（其中包括恆光行出售30%的BVI控股公司權益及BVI貸款予Probest、恆光行發行可換股票據，以Probest為受益人簽訂股份按揭，據此，Probest作為承按人在倘若發生可換股票據下的違約事項時，有權出售或禁止贖回餘下70%的BVI控股公司權益和BVI貸款）構成恆光行的一項主要交易。

於資產出售協議及貸款重整協議訂立當日，Probest擁有恆光行已發行股份約57.9%的權益。根據上市規則的規定，該等交易（其中包括恆光行出售30%的BVI控股公司權益及BVI貸款予Probest、以Probest為受益人簽訂股份按揭，據此，Probest作為承按人在倘若發生可換股票據下的違約事項時，有權出售或禁止贖回餘下的70% BVI控股公司權益和BVI貸款）構成明日國際和恆光行雙方的關連交易，須經彼等各自的獨立股東批准。

由於明日國際的董事、主要行政人員或主要股東在恆光行和該等交易之中並無擁有任何實際權益（經由明日國際所擁有的恆光行間接權益除外），故此明日國際的股東毋需就資產出售協議和貸款重整協議放棄投票。明日國際的控權股東Winspark（其持有約58.0%的明日國際股本權益），已發出書面證明批准進行該等交易。明日國際已向聯交所提出申請，以Winspark的書面證明取代舉行股東大會通過一項決議案以批准該等交易。明日國際將會委任獨立財務顧問，就該等交易的條款發表意見，有關意見將於明日國際即將向股東寄發的通函內刊載。

Probest及其聯繫人在恆光行股東特別大會上，須放棄就資產出售協議及貸款重整協議投票。恆光行亦將委任獨立財務顧問，負責就該等交易的條款及條件向恆光行的獨立董事委員會提供意見，該獨立董事委員會其後會就此向獨立股東提出推薦意見。

恆光行股本重組

恆光行董事會擬向股東提出建議，按下文所述重組恆光行的股本結構。

股本削減事項

於本公佈日期，恆光行的法定股本為3,000,000,000港元，分為15,000,000,000股股份，其中2,232,044,805股為已發行並繳足或入賬列為繳足股份。股本削減事項建議的進行方式，是以每股0.199港元為限註銷於本公佈日期已發行的2,232,044,805股股份的實繳股本，以及於高等法院批准股本削減事項確認呈請當日之前任何可能進一步發行的股份的實繳股本，以及將所有股份的面值由每股0.20港元削減至0.001港元。假設於刊發本公佈後不再進一步發行股份，則股本削減事項將產生444,176,916,195港元的進賬。該等進賬將以高等法院允許的程度為限，用作抵銷恆光行的累計虧損，而該筆進賬的任何餘額將轉撥往恆光行即將設立的特殊儲備賬，在遵守高等法院要求施加條件的情況下，方可使用。

股本增加事項

恆光行董事會進一步建議待股本削減事項生效後，恆光行的法定股本將藉額外增設2,985,000,000,000股經削減股份，隨即回復至原來的3,000,000,000港元數額。

股份合併

在股本削減事項及股本增加事項生效後，恆光行會建議將股本削減事項及股本增加事項後產生的每10股每股面值0.001港元的經削減股份合併為1股每股面值0.01港元的經合併股份，進行股份合併，因此，當本重組生效當日營業時間結束時，名列恆光行股東名冊的股東所持有的每10股現有股份即等同1股經合併股份。不會發行經合併股份的零碎股權，該等將會彙集出售，收益撥歸恆光行所有。零碎股權將會按照股東持有的完整股權計算。

按照2,232,044,805股現有的已發行股份計算，於股本重組後恆光行的法定股本將為3,000,000,000港元，分為300,000,000,000股經合併股份，其中223,204,480股經合併股份將為已發行繳足或入賬列為繳足。

股本重組的條件

股本削減事項有待下列條件達成後方可作實：

(1) 股東在股東特別大會上通過特別決議案批准股本削減事項；及

(2) 高等法院確認股本削減事項，並由香港公司註冊處處長註冊高等法院命令的正式文本及載有公司條例第61條所規定詳情的會議記錄。

股本增加事項有待下列條件達成後方可作實：

(1) 股本削減事項生效；及

(2) 股東在股東特別大會上通過普通決議案。

股份合併有待下列條件達成後方可作實：

(1) 股本削減事項及股本增加事項生效；及

(2) 股東在股東特別大會上通過普通決議案批准股份合併。

股本重組亦有待聯交所上市委員會批准已發行經合併股份，以及根據恆光行於二零零二年五月二十八日採納的購股權計劃而可能授出的購股權獲行使而可能發行的經合併股份上市及買賣後，方可作實。有關方面將會向聯交所申請批准經合併股份上市及買賣。

假設上述所有條件均已達成，預期股本削減事項可於註冊高等法院命令及載有公司條例第61條所規定詳情的會議記錄後立即生效。現階段未能確定股本重組的生效日期。有關方面將就股本削減事項向高等法院提出申請，並會另行刊發公佈通知股東有關預期生效日期，以及（如有需要或在適當情況下）向高等法院提出申請、股本重組的進度和結果。

進行股本重組的原因

由二零零零年四月四日起，股份以不足面值0.20港元進行買賣。於二零零三年二月二十日（即股份於二零零三年二月二十一日暫停買賣前的最後一個交易日），股份於聯交所的收市價為每股0.031港元。根據公司條例，除非（其中包括）獲得股東藉決議案授權及獲高等法院批准，否則公司不得以低於股份面值的價格發行股份。恆光行董事會認為，上述程序費用高昂而且甚為費時。因此，為確保恆光行每次微進行集資時非透過上述程序不可的集資，在任何情況下，削減股份面值均為相宜之舉。有見及此，恆光行董事會建議進行股本削減事項，旨在方便恆光行在未來商機出現時，更靈活地透過發行新股集資。

誠如恆光行最近期的年報及賬目所載，恆光行於二零零一年十二月三十一日錄得1,238,953,162港元的累計虧損（按未經綜合基準計算）。恆光行董事會相信，鑑於該等累計虧損，恆光行以股本代表的資金已出現虧蝕，透過削減股本進賬撇銷該等累計虧損（須遵守法院指引）符合恆光行的利益，有望使恆光行能提前早日宣派股息，繼而改善集資前景。

股份合併旨在減低股本削減事項後買賣經削減股份的交易費用，以及提高恆光行股份的每股面值。

更改每手買賣單位

為提高每手恆光行股份的價值，恆光行董事會建議決更改恆光行股份的每手買賣單位。於股本重組生效時起，恆光行股份的每手買賣單位將由現時2,000股股份改為8,000股經合併股份。

按照股份於二零零三年二月二十日的收市價每股0.031港元計算，股本重組生效時每股股份的理論市值將會是0.31港元，而每手股份則會值值2,480港元。

股本重組的影響

進行股本重組除須支付相關費用外，其本身不會影響恆光行的基本資產、業務運作、管理或財務狀況，亦不會影響恆光行股東的股權比例（除了將股東除此以外所享有的經合併股份碎股，以恆光行的利益出售所造成的影響之外）。恆光行董事會相信，股本重組對恆光行及其附屬公司的財務狀況並無任何重大不利影響。

免費換領經合併股份股票及交易安排

股東可於股本削減事項的生效日期起計的指定期間內，將現有股票送交恆光行的股份過戶登記處秘書商業服務有限公司（地址為香港中環干諾道中111號永安中心5樓）換領經合併股份的股票，有關費用概由恆光行支付。此後，股東就現有股票換領每張經合併股份的新股票時，須支付2.50港元（或聯交所不時容許的較高費用）。然而，現有股票將可繼續作為法定所有權的充分證明，以及仍可按照每十股現有股份兌一股經合併股份（不會計算經合併股份的零碎股權）的比例作買賣及交收之用，並可隨時送交換領經合併股份的股票。免費換領股票及並行買賣股份和經合併股份的安排細節，將於確定股本重組的生效日期後盡快作出公佈。

進行股份合併可能會產生不足一手買賣單位的經合併股份。為減低買賣經合併股份碎股的困難，恆光行將會委任一間經紀行作為配對代理，以「竭盡所能」形式為經合併股份碎股進行買賣配對。有關安排詳情將載於恆光行即將寄發予各股東的通函內。

一般事項

明日國際將在切實可行的情況下，盡快將載有（其中包括）資產出售協議和貸款重整協議的詳情、獨立董事委員會的推薦意見，以及獨立財務顧問就資產出售協議和貸款重整協議的條款的意見函件的通函寄發予明日國際股東。

恆光行將在切實可行的情況下，盡快將載有（其中包括）資產出售協議、貸款重整協議、股本重組及更改每手買賣單位的詳情、獨立董事委員會的推薦意見、獨立財務顧問就資產出售協議及貸款重整協議的條款發表意見的函件，以及股東特別大會通告的通函寄發予各股東。

暫停及恢復股份買賣

應恆光行及明日國際各自的要求，恆光行及明日國際的股份已由二零零三年二月二十一日（星期五）上午九時三十分起在聯交所暫停買賣，有待刊發本公佈。恆光行及明日國際已分別提出申請，由二零零三年三月五日（星期三）上午九時三十分起，恢復恆光行及明日國際的股份買賣。

釋義

「資產出售協議」	指	恆光行、Probest與明日國際於二零零三年三月四日訂立，有關恆光行出售BVI控股公司的30%股本權益及30%的BVI貸款的有條件協議
「聯繫人」	指	具有上市規則所賦予的涵義
「董事會」	指	董事會
「BVI控股公司」	指	Profitown Investment Corporation，一間於二零零二年十一月十九日在英屬處女群島註冊成立的有限公司，並為恆光行的全資附屬公司
「BVI貸款」	指	當完成重組時，BVI控股公司可能欠負恆光行的股東貸款，該筆貸款為無抵押、免息且無固定還款期
「股本增加事項」	指	在股本削減事項後藉額外增設2,985,000,000,000股經削減股份，將恆光行的法定股本回復至原來的3,000,000,000港元數額
「股本削減事項」	指	恆光行的股本削減事項建議，即以每股0.199港元為限註銷已發行股份的實繳股本，以及將所有已發行及未發行股份的面值由每股0.20港元削減至0.001港元的事項
「股本重組」	指	涉及股本削減事項、股本增加事項及股份合併的恆光行股本重組
「公司條例」	指	公司條例（香港法例第32章）
「完成」	指	完成資產出售協議
「經合併股份」	指	股本重組生效後恆光行股本中每股面值0.01港元的股份
「兌換股份」	指	恆光行因可換股票據持有人行使可換股票據所附的換股權而將予發行的恆光行普通股
「可換股票據」	指	恆光行根據貸款重整協議條款將會向Probest發行票面值200,000,000港元的可換股票據
「股東特別大會」	指	即將召開的恆光行股東特別大會，以酌情考慮及批准股本重組及該等交易
「高等法院」	指	中國香港特別行政區的高等法院
「獨立股東」	指	恆光行股東（Probest及其聯繫人除外）
「上市規則」	指	聯交所證券上市規則
「該筆貸款」	指	於資產出售協議及貸款重整協議當日，恆光行欠負Probest本金額為250,000,000港元的無抵押貸款
「貸款重整協議」	指	恆光行與Probest於二零零三年三月四日訂立的有條件協議，有關在完成後重新安排該筆貸款中247,000,000港元的尚餘本金額
「最後日期」	指	二零零三年四月三十日下午五時正或恆光行與Probest可以書面另行同意的該等較後日期
「中國」	指	中華人民共和國
「Probest」	指	Probest Holdings Inc.，一間在英屬處女群島註冊成立的公司，擁有恆光行現有已發行股份中約57.9%的權益，並為明日國際的全資附屬公司
「經削減股份」	指	緊隨股本削減事項後，恆光行股本中每股面值0.001港元的新股
「重組」	指	一項重組，據此(i) BVI控股公司將成為恆光行全部現有附屬公司及聯營公司的居間控股公司，上述全部現有附屬公司及聯營公司均從事設計、生產及行銷光學產品的業務，及(ii)恆光行與其附屬公司及聯營公司之間的集團公司間負債將轉讓予BVI控股公司
「股份」	指	恆光行現有股本中每股面值0.20港元的普通股
「股份合併」	指	將每10股由於進行股本削減事項而產生的每股面值0.001港元的恆光行經削減股份，合併為1股每股面值0.01港元的經合併股份的合併建議
「股份按揭」	指	將由恆光行訂立以Probest為受益人的按揭，包含恆光行在完成後所持有的70% BVI控股公司股本權益和該筆貸款的押記
「股東」	指	股本重組前的股份持有人，及股本重組生效後的經合併股份持有人
「聯交所」	指	香港聯合交易所有限公司
「恆光行」	指	恆光行實業有限公司，一間於香港註冊成立的有限公司，其股份在聯交所主板上市
「恆光行集團」	指	恆光行及其附屬公司
「明日國際」	指	明日國際集團有限公司，一間於百慕達註冊成立的有限公司，其股份在聯交所主板上市
「明日國際集團」	指	明日國際及其附屬公司（恆光行集團除外）
「該等交易」	指	(i)恆光行根據資產出售協議，出售BVI控股公司的30%股本權益及30%的BVI貸款；連同(ii)根據貸款重整協議進行的債務重整，其中包括恆光行發行可換股票據，以Probest為受益人簽訂股份按揭，據此，Probest作為承按人在倘若發生可換股票據下的違約事項時，有權出售或禁止贖回餘下70%的BVI控股公司權益和BVI貸款
「Winspark」	指	Winspark Venture Limited，一間於英屬處女群島註冊成立的有限公司，為明日國際的控權股東（持有明日國際已發行股份約58.0%）
「港元」	指	港元，香港法定貨幣
「%」	指	百分比

承董事會命
明日國際集團有限公司
主席
[illegible]

承董事會命
恆光行實業有限公司
執行董事
[illegible]

香港，二零零三年三月四日

The Standard Monday, December 23, 2002

Tomorrow International Holdings Limited
(incorporated in Bermuda with limited liability)

SWANK

Swank International Manufacturing Company Limited
(incorporated in Hong Kong with limited liability)

RESUMPTION OF TRADING

The Tomorrow Directors and the Swank Directors announce that Tomorrow was in discussions with an independent third party in relation to a possible disposal of its shareholding interest in Swank. Tomorrow is currently interested in approximately 57.9% of the total issued share capital of Swank.

As Tomorrow and the independent third party could not reach an agreement on the terms of the Transaction, the Transaction will not proceed.

Trading in the shares in Swank and Tomorrow on the Stock Exchange was suspended at the request of Swank and Tomorrow with effect from 10:01 a.m. on 26 November 2002 and 2:30 p.m. on 26 November 2002 respectively. Applications have been made by each of Swank and Tomorrow for the resumption of trading in their shares with effect from 9:30 a.m. on 23 December 2002.

Potential investors and shareholders of Tomorrow and Swank are advised to deal in the shares of Tomorrow and Swank with caution.

The board of directors (the "Tomorrow Directors") of Tomorrow International Holdings Limited (the "Tomorrow") and the board of directors ("Swank Directors") of Swank International Manufacturing Company Limited ("Swank") announce that Tomorrow was in discussions with an independent third party in relation to a possible disposal of its shareholding interest in Swank (the "Transaction"). Tomorrow is currently interested in approximately 57.9% of the total issued share capital of Swank.

As Tomorrow and the independent third party could not reach an agreement on the terms of the Transaction, the Transaction will not proceed. Depending on the market situation and the future business prospect of Swank, there is possibility that Tomorrow may consider to dispose of its interest in Swank in the future should such opportunities arise. Further announcement will be made if and when appropriate.

Save for the above, the Tomorrow Directors and the Swank Directors confirm that there are no other negotiations or agreements relating to intended acquisitions or realisations which are discloseable by Tomorrow and Swank respectively under paragraph 3 of the Listing Agreement. Neither are the Tomorrow Directors and the Swank Directors aware of any matter of discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement on Tomorrow and Swank respectively, which is or may be of a price-sensitive nature.

SUSPENSION AND RESUMPTION OF TRADING IN THE SHARES OF THE COMPANY

Trading in the shares in Swank and Tomorrow on the Stock Exchange was suspended at the request of Swank and Tomorrow with effect from 10:01 a.m. on 26 November 2002 and 2:30 p.m. on 26 November 2002 respectively. Applications have been made by each of Swank and Tomorrow for the resumption of trading in their shares with effect from 9:30 a.m. on 23 December 2002.

Potential investors and shareholders of Tomorrow and Swank are advised to deal in the shares of Tomorrow and Swank with caution.

By Order of the Board of Directors of
Tomorrow International Holdings Limited
Yau Tak Wah, Paul
Chairman

By Order of the Board of Directors of
Swank International Manufacturing Company Limited
Yau Tak Wah, Paul
Director

Hong Kong, 20 December, 2002

香港經濟日報 2002年12月23日

明日國際集團有限公司
(於百慕達註冊成立之有限公司)

SWANK
恒光行實業有限公司
(於香港註冊成立之有限公司)

恢復股份買賣

明日國際董事會及恒光行董事會謹此宣佈，明日國際已就可能出售其於恒光行之持股權益與一獨立第三方磋商。明日國際現正持有恒光行全部已發行股本約57.9%權益。

由於明日國際及該獨立第三方無法就該項交易之條款達成協議，該項交易不會進行。

應恒光行及明日國際之要求，恒光行股份及明日國際股份已分別自二零零二年十一月二十六日上午十時零一分及二零零二年十一月二十六日下午二時三十分起暫停在聯交所買賣。恒光行及明日國際已各自提出申請，要求自二零零二年十二月二十三日上午九時三十分起恢復股份買賣。

有意投資人士及明日國際及恒光行之股東於買賣明日國際及恒光行之股份時，務須謹慎行事。

明日國際集團有限公司(「明日國際」)董事會(「明日國際董事會」)及恒光行實業有限公司(「恒光行」)董事會(「恒光行董事會」)謹此宣佈，明日國際已就可能出售其於恒光行之持股權益(「該項交易」)與一獨立第三方磋商。明日國際現正持有恒光行全部已發行股本約57.9%權益。

由於明日國際及該獨立第三方無法就該項交易之條款達成協議，該項交易不會進行。日後，明日國際可能視乎市況及恒光行之未來業務前景，考慮於有機會時出售其於恒光行之權益。本公司將於適當時候發表進一步公佈。

除上述者外，明日國際董事會及恒光行董事會確定，明日國際及恒光行並無有關擬定收購事項或實行事項之其他磋商或協議，須根據上市協議第三段作出披露。明日國際董事會及恒光行董事會並不知悉上市協議第2段之一般責任規定明日國際及恒光行須披露之任何事宜(足以或可能影響證券價格者)。

本公司股份停止及恢復買賣

應恒光行及明日國際之要求，恒光行股份及明日國際股份已分別自二零零二年十一月二十六日上午十時零一分及二零零二年十一月二十六日下午二時三十分起暫停在聯交所買賣。恒光行及明日國際已各自提出申請，要求自二零零二年十二月二十三日上午九時三十分起恢復股份買賣。

有意投資人士及明日國際及恒光行之股東於買賣明日國際及恒光行之股份時，務須謹慎行事。

承董事會命
明日國際集團有限公司
主席
邱德華

承董事會命
恒光行實業有限公司
董事
邱德華

香港，二零零二年十二月二十日

TOMORROW INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

2002 INTERIM RESULTS

The Board of Directors (the "Directors") of Tomorrow International Holdings Limited (the "Company") is pleased to announce the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2002 with comparative figures of the corresponding period in 2001 as follows:

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Notes	Six months ended 30 June 2002 *HK$'000 (unaudited)*	2001 *HK$'000 (unaudited)*
Turnover	*3*	341,116	259,018
Cost of sales		(261,675)	(213,641)
Gross profit		79,441	45,377
Other revenue		6,717	5,799
Negative goodwill recognised		9,549	—
Gain on disposal of partial interest in a subsidiary		3,480	—
Distribution costs		(10,755)	(5,166)
Administrative expenses		(53,586)	(41,938)
Other operating expenses		(2,368)	(4,926)
Profit/(loss) from operating activities	*4*	32,478	(854)
Finance costs		—	(442)
Share of profits of associates		1,900	—
Profit/(loss) before tax		34,378	(1,296)
Tax	*5*	(2,471)	(676)
Profit/(loss) before minority interests		31,907	(1,972)
Minority interests		50	3,149
Net profit attributable to shareholders		31,957	1,177
Earnings per share	6		
Basic		1.15 cents	0.13 cent
Diluted		1.15 cents	N/A

Notes:

1. ***Review of results***

The interim results of the Group are unaudited but have been reviewed by the Audit Committee of the Company.

2. **Principal activities**

During the period, the principal activities of the Group consisted of the design, development, manufacture and sale of electronic products, the manufacture and sale of printed circuit boards ("PCBs"), the trading and distribution of electronic components and parts, the trading of listed equity investments, the provision of loan financing, and the manufacture and sale of optical products. The manufacture and sale of optical *products were new businesses entered into by the Group upon the acquisition of Swank International* Manufacturing Company Limited ("Swank"), another Hong Kong listed company in March 2002.

3. **Turnover**

Turnover represents the invoiced value of goods sold, net of returns and allowances, proceeds from sales of listed equity investments and interest income from provision of loan financing.

An analysis of the Group's turnover by principal activities is as follows:

	Six months ended 30 June 2002 *HK$'000 (unaudited)*	2001 *HK$'000 (unaudited)*
Manufacture and sale of electronic products	196,710	187,378
Manufacture and sale of PCBs	50,079	40,939
Trading and distribution of electronic components and parts	172	819
Trading of listed equity investments	667	27,936
Provision of loan financing	310	1,946
Manufacture and sale of optical products	93,178	—
	341,116	259,018

An analysis of the contribution to profit/(loss) before tax by principal activity is as follows:

	Six months ended 30 June 2002 *HK$'000 (unaudited)*	2001 *HK$'000 (unaudited)*
Manufacture and sale of electronic products	19,625	17,319
Manufacture and sale of PCBs	432	(6,378)
Trading and distribution of electronic components and parts	233	127
Trading of listed equity investments	397	(2,655)
Provision of loan financing	295	(3,020)
Manufacture and sale of optical products	5,770	—
	26,752	5,393
Interest and dividend income	2,722	2,807
Negative goodwill recognised	9,549	—
Gain on disposal of partial interest in a subsidiary	3,480	—
Unallocated expenses	(10,025)	(9,054)
Profit/(loss) from operating activities	32,478	(854)
Finance costs	—	(442)
Share of profits of associates	1,900	—
Profit/(loss) before tax	34,378	(1,296)

4. **Profit/(loss) from operating activities**

The Group's/(loss) profit/(loss) from operating activities is arrived at after charging/(crediting):

	Six months ended 30 June 2002 *HK$'000 (unaudited)*	2001 *HK$'000 (unaudited)*
Depreciation	15,660	9,327
Amortisation of prepaid rental	368	368
Amortisation and write-off of deferred product development costs	544	458
Net loss/(gain) on disposals of listed equity investments	(64)	3,460
Net unrealised holding gain on listed equity investments	—	(881)
Write-back of provision for inventories	(1,526)	(254)
Interest income	(2,709)	(2,807)

5. Tax

Hong Kong profits tax has been provided at the rate of 16% (2001: 16%) on the estimated assessable profits arising in Hong Kong during the period.

	Six months ended 30 June 2002 *HK$'000 (unaudited)*	2001 *HK$'000 (unaudited)*
Group:		
The People's Republic of China:		
Hong Kong	2,122	775
Mainland China	349	(99)
	2,471	676

6. **Earnings per share**

The calculation of basic earnings per share is based on the net profit attributable to shareholders for the period of HK$31,957,000 (2001: HK$1,177,000) and the weighted average of 2,776,111,859 (2001: 920,940,345) ordinary shares in issue during the period. The calculation of diluted earnings per share for the period is based on the net profit attributable to shareholders for the period of HK$31,957,000 and the weighted average of 2,789,734,394 ordinary shares in issue during the period. There were no dilutive potential ordinary shares as at 30 June 2001 and accordingly, the comparative diluted earnings per share is not shown.

The comparative basic earnings per share has been adjusted to reflect the rights issue of shares completed on 12 November 2001, on the basis of two rights shares for every one share held.

INTERIM DIVIDEND

The directors have resolved that no interim dividend will be declared in respect of the six months ended 30 June 2002 (2001: Nil).

BUSINESS REVIEW

Profit attributable to shareholders amounted to HK$32 million compared with that of HK$1 million in the previous period.

A turnaround is evident in most regions of the world after the "911 event" except for the United States itself. In particular, it indicates that Japanese economy is showing signs of a turnaround owing to the strengthening growth in Asia. Europe is growing too, but at a sluggish pace. However, although improving, global growth will remain modest during 2002 particularly in the continuous fear of the terrorism and the war in the Middle East.

For the six months period ended 30 June 2002, the Group's electronic business *performed satisfactory. Turnover increased by 8% to* HK$247 million compared with the same period of last year.

Attributable to the encouraging growth of OEM business from well-known Japanese customers, the electronic products division of the Group *maintained its* steady business *growth* and profitability. *Total* turnover increased by 5% compared with last year. To cope with the prevailing market demand, electronic products with more advanced features, like radio control clocks and radio-frequency products were produced by the Group during the period under review. As a result, it improved the overall gross margin and the profit contribution to the *Group.*

The printed circuit boards ("PCB") business recorded a profit before tax of HK$0.4 million for the six months period ended 30 June 2002, representing a turnaround from the loss position in the immediate past 4 financial years. It was mainly attributed to the increase in turnover by 22% to *HK$50.1 million* compared with the same period of last year. With an improved gross margin from the increase in the sale of multi-layered boards and the effect from tightened cost controls during the period under review, the PCB business resumed its profitability.

In view of the confidence on the PCB business, the Group had subscribed for 57 new shares issued by the holding company of the PCB Group, Electronics Tomorrow Manufactory Inc. at a consideration of about HK$5 million on 8 May 2002. As a result, it effectively increased the Group's interests in the PCB business from 55% to 65%.

As the trading environment for electronic components and parts particularly in Hong Kong and the Mainland China were still under keen competition and were unclear in the foreseeable future, the trading and distribution business of the Group remained dormant during the first half of 2002.

As the Hong Kong economic condition was not yet improved, the contribution of loan financing and trading of listed equity investments is minimal.

In March 2002, the Group completed the acquisition of Swank group which engages in optical frame and lens manufacturing business. That indicates an immediate improvement to Swank's financial position and its liquidity by converting HK$300 million convertible notes into shares and transferring HK$250 million bank loans to intercompany loan. Details of which are laid down in the circular of Swank *dated 18 March 2002. The loan still bears an interest rate of prime rate plus 1% per annum. Depending on the performance of Swank* group, the Group may or may not waive the interest element. Removing the uncertainty in financial resources of Swank group induces the motive of new management to have vision and mission to focus on both short term result and long-term strategy as well as rebuilding its *profit generating ability.*

In April 2002, The Group disposed 350 million shares or 15.68% of the issued share capital of Swank to strategic investors.

With the introduction of new management team and efforts of management. Swank group had turnaround and restored to profitable position again during the period under review. This was mainly resulted from streamlining of operation and partly from waiver of bank loan interest expenses. Turnover from March 2002 to June 2002 amounted to HK$93 million. At the same time, the Swank group continued to experience changes in its customer base. This change, to some extent, has affected the Swank group's turnover as well as the gross profit margin, which dropped by 4% when compared with the interim results of last year. In the first half of year 2002, Swank group experienced a satisfactory growth in sales orders received but effect of which have not been reflected in the interim result. However, it should be noted that there is still half year to go for the current year, and for prudence sake, it would be too early to extrapolate full year performance. Given that *there is no unforeseen circumstance, the Swank group will give a profitable result in full year.*

As at 30 June 2002, cash and bank balances (including time deposits) maintained by the Group were HK$433 million, representing an increase of HK$59 million compared with the position as at 31 December 2001. On the other hand, the Group has available banking facilities of HK$20.3 million. It is believed that the Group has adequate cash resources to meet the normal working capital requirements and all commitments for future development. The gearing of the Group, measured as total debts to total assets, was 28.2% as at 30 June 2002, comparing with 17.3% as at 31 December 2001.

Most of the business transactions conducted by the Group were nominated in Hong Kong Dollars, United States Dollars and RMB. As at 30 June 2002, there were no outstanding material forward contracts in foreign currency committed by the Group that might involve it in significant foreign exchange risks and exposures.

As at 30 June 2002, the Group employed approximately 4,700 employees, with about 4,530 in the Mainland China and about 170 in Hong Kong. All employees are remunerated based on industry practice and in accordance with the prevailing labour law.

FUTURE PLANS

The management of the Group is prudently optimistic for the global economy in the rest of the year 2002. In the electronics industry, owing to the continuing globalisation effect, most of the overseas conglomerates are undergoing to move their manufacturing plants to the South East Asian region, especially the Mainland China to take advantage of the lower operating costs. The Hong Kong based electronic enterprises might benefit from this move to play the role as a bridge to the Mainland China.

The electronic products division of the Group will be continuing to develop its OEM business with Japanese and European customers. Manufacturing projects with internationally well-known Japanese electronic corporations under co-operation basis are always in the agenda of the Company's management. The Group is taking an aggressive approach in the discussion with potential partners and believes that it will benefit from the technology transfers through the co-operation projects. On the other hand, development of household electronic products with advanced features, like solar and wireless applications, is the target in our research and development strategies. It might help the Group to diversify the product range and to enter different product and market segments in the electronics industry.

For the PCB business, the Group will keep on improving its production capacity and capability. Enhancement of the production process is underway to further reduce the production and subcontracting costs. In addition, the marketing force will be strengthened to develop the overseas markets.

As the prospect of the trading and distribution business is still uncertain, the management of the Group will closely monitor the recent development of the trading market, in particular the Mainland China pre and post WTO admission to consider whether it should recommence the trading and distribution business.

As uncertain economic condition still prevails, the demand for loan financing is foreseen to be on low side and trading of listed equity investments is expected to be on low side.

Swank has been repositioning itself internally and key initiatives have been planned to increase its competitive advantage by achieving a competitive delivery lead time and shortening the new product launch time.

The Group continues to be in a position of solid base and will continue to explore suitable investment opportunities to enhance its earning base. Future targets will include but not limited to business of "Light Industries".

Building on our success on the acquisition and turnaround of the operations of Swank, we aim to explore and identify investment opportunities in Hong Kong and China including both listed or unlisted companies which have growth potential. With abundant cash as *per our back up, we regard these as our long-term investments. Leveraging our financial support and expertise, we target to accelerate* their business growth as well as bringing promising returns to shareholders.

PURCHASE, SALE OR REDEMPTION OF SECURITIES

During the period, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

CODE OF BEST PRACTICE

In the opinion of the directors, the Company has complied with the Code of Best Practice as set out in Appendix 14 of the Listing Rules of The Stock Exchange of Hong Kong Limited during the six months ended 30 June 2002, except that the independent non-executive directors of the Company are not appointed for specific terms, but are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the provisions of the Company's Bye-laws.

AUDIT COMMITTEE

The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed internal control and financial reporting matters including the review of the unaudited interim financial statements.

PUBLICATION OF INTERIM REPORT ON THE INTERNET WEBSITE OF THE STOCK EXCHANGE

All the information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Listing Rules will be published on the Stock Exchange website in due course.

By Order of the Board
Yau Tak Wah, Paul
Chairman

Hong Kong, 18 September 2002

明日國際集團有限公司

（於百慕達註冊成立之有限公司）

二零零二年中期業績

明日國際集團有限公司（「本公司」）之董事會（「董事會」）欣然公佈本公司及其附屬公司（「本集團」）截至二零零二年六月三十日止六個月之未經審核綜合業績，連同二零零一年同期之比較數字載列如下：

簡明綜合損益賬

	附註	截至六月三十日止六個月 二零零二年 千港元 （未經審核）	二零零一年 千港元 （未經審核）
營業額	3	341,116	259,018
銷售成本		(261,675)	(213,641)
毛利		79,441	45,377
其他收益		6,717	5,799
已確認之負商譽		9,549	—
出售一間附屬公司部份權益之收益		3,480	—
分銷成本		(10,755)	(5,166)
行政支出		(53,586)	(41,938)
其他經營支出		(2,368)	(4,926)
經營業務之溢利／（虧損）	4	32,478	(854)
融資成本		—	(442)
應佔聯營公司溢利		1,900	—
除稅前溢利／（虧損）		34,378	(1,296)
稅項	5	(2,471)	(676)
除少數股東權益前溢利／（虧損）		31,907	(1,972)
少數股東權益		50	3,149
股東應佔溢利		31,957	1,177
每股盈利	6		
基本		1.15仙	0.13仙
攤薄		1.15仙	不適用

附註：

1. 審閱業績

本集團之中期業績未經審核，但已由本公司之審核委員會審閱。

2. 主要業務

於本期間，本公司之主要業務包括設計、開發、製造及銷售電子產品、製造及銷售印刷線路板、買賣及分銷電子配件及部件、買賣上市股本投資、提供貸款融資及製造和銷售照光產品。製造及銷售照光產品為本集團於二零零二年三月收購另一間香港上市公司恒光行實業有限公司（「恒光行」）後參與之新業務。

3. 營業額

營業額指已出售貨品之發票值（已扣除退貨及折扣）、買賣上市股本投資所得款項，及來自提供貸款融資之利息收入。

本集團按主要業務劃分之營業額分析如下：

	截至六月三十日止六個月 二零零二年 千港元 （未經審核）	二零零一年 千港元 （未經審核）
製造及銷售電子產品	196,710	187,378
製造及銷售印刷線路板	50,079	40,939
買賣及分銷電子配件及部件	172	819
買賣上市股本投資	667	27,936
提供貸款融資	310	1,946
製造及銷售照光產品	93,178	—
	341,116	259,018

按主要業務劃分對除稅前溢利／（虧損）之貢獻分析如下：

	截至六月三十日止六個月 二零零二年 千港元 （未經審核）	二零零一年 千港元 （未經審核）
製造及銷售電子產品	19,625	17,319
製造及銷售印刷線路板	432	(6,378)
買賣及分銷電子配件及部件	233	127
買賣上市股本投資	397	(2,655)
提供貸款融資	295	(3,020)
製造及銷售照光產品	5,770	—
	26,752	5,393
利息及股息收入	2,722	2,807
已確認之負商譽	9,549	—
出售一間附屬公司部份權益之收益	3,480	—
未分配開支	(10,025)	(9,054)
經營業務溢利／（虧損）	32,478	(854)
融資成本	—	(442)
應佔聯營公司溢利	1,900	—
除稅前溢利／（虧損）	34,378	(1,296)

4. 經營業務之溢利／（虧損）

本集團之經營業務溢利／（虧損）已扣除／（計入）：

	截至六月三十日止六個月 二零零二年 千港元 （未經審核）	二零零一年 千港元 （未經審核）
折舊	15,660	9,327
土地租賃預付租金	368	368
遞延及撇銷遞延產品開發成本	544	458
出售上市股本投資之虧損／（收益）淨額	(64)	3,460
持有上市股本投資之未變現收益淨額	—	(881)
撥回存貨撥備	(1,526)	(254)
利息收入	(2,709)	(2,807)

5. 稅項

香港利得稅乃根據期內在香港產生之估計應課稅溢利按稅率16%（二零零一年：16%）作出撥備。

	截至六月三十日止六個月 二零零二年 千港元 （未經審核）	二零零一年 千港元 （未經審核）
本集團：		
中國人民共和國		
香港	2,122	775
中國內地	349	(99)
	2,471	676

6. 每股盈利

每股基本盈利乃根據期內股東應佔溢利31,957,000港元（二零零一年：1,177,000港元）及期內已發行普通股2,776,111,859股（二零零一年：920,940,345股）之加權平均數計算。每股攤薄盈利乃根據期內股東應佔溢利31,957,000港元及期內已發行普通股2,789,734,394股之加權平均數計算。於二零零一年六月三十日，並無具有潛在攤薄影響之普通股，因此並無呈列該期比較數字之每股攤薄盈利。

比較期間之每股基本盈利已經調整，以反映於二零零一年十一月十二日完成按每持有一股現有股份可獲配售兩股配售股份之基準之紅股發行。

中期股息

董事已議決不宣派截至二零零二年六月三十日止六個月之中期股息（二零零一年：無）。

業務回顧

股東應佔溢利為32,000,000港元，而上年同期則為1,000,000港元。

「九一一事件」後，除美國外，世界大多數地區經濟開始好轉，亞洲經濟日益增強，使日本經濟亦再出現好轉跡象，歐洲經濟亦有增長，但增長速度緩慢。然而，儘管全球經濟狀況有所改善，於二零零二年尤其在恐怖主義及中東戰爭之陰霾下，增長步伐仍然緩慢。

截至二零零二年六月三十日止六個月期間，本集團之電子業務表現令人滿意，營業額達247,000,000港元，較上年同期增長8%。

有賴日本知名客戶對原設備製造業務之需求大增，使本集團之電子產品部保持穩定之業務增長及盈利能力。總營業額較去年增長5%。為應付目前市場之需求，本集團已於回顧期內生產具備更先進功能之電子產品，例如無線電控制時鐘及無線電訊產品。因此，本集團之營業毛利及溢利貢獻得以提高。

截至二零零二年六月三十日止六個月期間，印刷線路板業務錄得除稅前溢利400,000港元，足證自過去四個財政年度之虧損情況已開始扭轉。主要由於營業額達50,100,000港元，較去年同期增長22%。於回顧期間內，由於多層板之銷售增長及加緊成本控制，使毛利有所提高，故印刷線路板業務之盈利能力亦續之恢復。

鑑於對印刷線路板業務充滿信心，本集團於二零零二年五月八日以約5,000,000港元之代價認購印刷線路板集團之控股公司Electronics Tomorrow Manufactory Inc. 所發行之新股57股。因此，本集團於印刷線路板業務之權益由55%實際增至65%。

由於電子配件及部件之經營環境（尤其在香港及中國內地）仍然競爭激烈，前景不明朗，故本集團之貿易及分銷業務於二零零二年上半年仍暫停經營。

由於香港經濟狀況仍有待改善，故貸款融資及買賣上市股本投資所帶來之貢獻實為微不足道。

於二零零二年三月，本集團完成收購恒光行集團，該集團從事鏡框及鏡片製造業務。透過將價值為300,000,000港元之可換股票據轉換成股份及將為數250,000,000港元之銀行貸款轉換成公司間內部貸款，恒光行之財務狀況及流動資金隨即好轉，有關詳情載於恒光行於二零零二年三月十八日刊發之通函內。該項貸款每年按最優惠利率加1厘計息。恒光行集團之表現將影響本集團是否放棄收取利息。為消除恒光行集團財務資源之不確定因素，新管理層將致力於制定短期業績及長期策略之目標及宗旨，以及重建盈利能力。

於二零零二年四月，本集團向策略投資者出售恒光行350,000,000股股份或已發行股本之15.68%。

由於引進新管理團隊及在管理層之努力下，恒光行集團於回顧期間內已轉虧為盈，並恢復其盈利狀況，主要由於精簡業務及部份節省銀行貸款利息開支所致。二零零二年三月至二零零二年六月之營業額達93,000,000港元，同時，恒光行集團繼續轉變其客戶基礎，此項轉變在某種程度上對恒光行集團之營業額及毛利率產生影響，較去年中期業績下降4%。於二零零二年上半年，恒光行集團所接獲之銷售訂單取得令人滿意之增長，但此影響尚未在中期業績中反映。然而，值得注意的是，目前離年底尚有半年時間，為謹慎起見，目前推算全年表現實為言之尚早。倘無發生任何不可預知之情況，恒光行集團在全年將會取得有利可圖之業績。

於二零零二年六月三十日，本集團持有現金及銀行結存（包括定期存款）為433,000,000港元，較於二零零一年十二月三十一日增加59,000,000港元。另一方面，本集團可供動用之銀行融資為20,300,000港元。相信本集團具備充足現金資源，可應付日常營運所需，以及日後發展之一切承擔。本集團於二零零二年六月三十日之資本負債比率（按總負債除以總資產計算）為28.2%，而於二零零一年十二月三十一日則為17.3%。

本集團所進行之大部份業務交易均以港元、美元及人民幣計算。於二零零二年六月三十日，本集團並無可使其面臨重大外匯風險之未平倉重大遠期外匯合約。

於二零零二年六月三十日，本集團聘用約4,700名僱員，其中中國內地僱員約4,530名、香港僱員約170名。所有僱員之待遇均遵照行業慣例及現行勞工法。

未來計劃

本集團之管理層對二零零二年餘下期間之全球經濟持審慎樂觀之態度。在電子行業方面，受到持續全球化之影響，大多數海外跨國集團正將其製造廠房遷往東南亞地區，尤其是中國內地，以利用其低廉之經營成本。總部設於香港之電子企業或會因成為連結中國內地之橋樑而受惠。

本集團之電子產品部將繼續與其日本及歐洲客戶開發原設備製造項目業務。與國際知名之日本電子公司合作進行製造項目一直屬本公司管理層之議程內。本集團持積極態度與潛在夥伴商討，並相信將因合作項目中之技術轉讓而獲益。另一方面，開發性能先進之家用電子產品（例如太陽能及無線裝置）為本集團研究及開發策略之目標。此舉或有助於本集團將產品多元化發展及進軍電子業內不同產品及市場界別。

在印刷線路板業務方面，本集團將繼續提升產量及生產力。本集團現正改良生產工序，以進一步降低生產及分包成本。此外，亦將加強市場推廣隊伍開發海外市場。

由於貿易及分銷業務之前景尚未明朗，本集團之管理層將密切監察貿易市場（尤其是加入世貿前後之中國內地）之最新發展，以考慮是否應重新開展貿易及分銷業務。

由於經濟狀況持續不明朗，故預期市場對貸款融資之需求較低，而上市股本投資之貢獻亦較淡靜。

恒光行一直在進行內部調整，並已制定主要措施，以期透過建設具競爭力之交貨期及縮短新產品推出時間增強競爭優勢。

本集團之策略將維持穩健，並將繼續發掘合適之投資機遇以增強盈利基礎。未來目標將包括但不限於「輕工業」業務。

鑑於本集團成功收購恒光行及將其業務轉虧為盈，我們將致力於香港和中國尋求投資商機，發掘具增長潛力之上市及私人公司。憑藉我們擁有充裕現金作後盾，我們會作長線投資，並基於我們穩健之財務狀況及專才，我們計劃加速有關公司之業務發展，同時為股東帶來理想之回報。

購回、出售或贖回證券

於期內，本公司或其任何附屬公司概無購回、出售或贖回本公司任何上市證券。

最佳應用守則

董事認為，除本公司之獨立非執行董事並無指定任期，彼等須根據本公司之公司細則條文輪值告退及於本公司之股東週年大會上膺選連任外，本公司於截至二零零二年六月三十日止六個月期間已一直遵守香港聯合交易所有限公司上市規則附錄十四所載之最佳應用守則。

審核委員會

審核委員會聯同管理層已審閱本集團所採納之會計原則及慣例，並就內部監控及財務申報事宜（包括審閱未經審核中期財務報表）進行討論。

於聯交所網頁公佈中期報告

上市規則附錄16第46(1)至46(6)段所規定之一切資料，將於適當時候在聯交所網頁內公佈。

承董事會命
主席
鄧德華

香港，二零零二年九月十八日

TOMORROW INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(the "Company")

Results of the Annual General Meeting relating to Resolutions on the Termination of the Existing Share Option Scheme and Adoption of the New Share Option Scheme and Adoption of Chinese Corporate Name

At the Annual General Meeting, the resolutions relating to (1) the termination of the Existing Share Option Scheme and the adoption of the New Share Option Scheme and (2) the adoption of Chinese Corporate Name were duly passed by the Shareholders.

Reference is made to the circular of the Company dated 6th May, 2002 issued to its shareholders ("Shareholders") and notice of the annual general meeting of the Company convened to be held on 29th May, 2002 ("Annual General Meeting") to consider and, if thought fit, pass the resolutions relating to:

(1) the termination of the existing share option scheme of the Company and the adoption of a new share option scheme of the Company; and

(2) the adoption of "明日國際集團有限公司" as the Chinese corporate name of the Company in addition to its English name registered under Part XI of the Hong Kong Companies Ordinance (Cap. 32).

The directors of the Company are pleased to announce that the above resolutions were duly passed by the Shareholders at the Annual General Meeting.

By Order of the Board
Tomorrow International Holdings Limited
Yau Tak Wah, Paul
Chairman

Hong Kong, 29th May, 2002

香港經濟日報 2002年5月30日

TOMORROW INTERNATIONAL HOLDINGS LIMITED
明日國際集團有限公司

（於百慕達註冊成立之有限公司）

（「本公司」）

有關終止現有購股權計劃及採納新購股權計劃及採納中文公司名稱之決議案之股東週年大會結果

於股東週年大會上，有關(1)終止現有購股權計劃及採納新購股權計劃；及(2)採納中文公司名稱等事宜之決議案均已獲股東正式通過。

茲提述本公司於二零零二年五月六日派發予其股東（「股東」）之通函，以及有關於二零零二年五月二十九日舉行本公司股東週年大會（「股東週年大會」）之通告，該大會旨在考慮並酌情通過有關下述事宜之決議案：

(1) 終止本公司之現有購股權計劃及採納本公司之新購股權計劃；及

(2) 除根據香港公司條例（第32章）第十一部註冊之英文公司名稱外，採納「明日國際集團有限公司」為本公司之中文公司名稱。

本公司董事欣然宣佈，上述決議案均已獲股東於股東週年大會上正式通過。

承董事會命
明日國際集團有限公司
主席
邱德華

香港，二零零二年五月二十九日

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Tomorrow International Holdings Limited (the "Company"), you should at once hand this circular to the purchaser or other transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

This circular should be read in conjunction with the annual report and accounts for the year ended 31st December, 2001.

TOMORROW INTERNATIONAL HOLDINGS LIMITED

(incorporated in Bermuda with limited liability)

PROPOSALS INVOLVING

ADOPTION OF THE NEW SHARE OPTION SCHEME AND TERMINATION OF THE EXISTING SHARE OPTION SCHEME AND GENERAL MANDATES TO REPURCHASE ITS OWN SHARES AND TO ISSUE SHARES AND ADOPTION OF CHINESE CORPORATE NAME

A notice convening an annual general meeting of the Company to be held at Unit 903–906, 9th Floor, Tower I, Harbour Centre, 1 Hok Cheung Street, Hung Hom, Kowloon, Hong Kong on Wednesday, 29th May, 2002 at 11:30 a.m. (the "Annual General Meeting") is set out on pages 4 to 7 of the Company's 2001 annual report despatched to the Shareholders on 30th April, 2002. Whether or not you propose to attend the Annual General Meeting, you are requested to complete and return the accompanying form of proxy in accordance with the instructions printed thereon to the Company's principal place of business at 27th Floor, Henley Building, 5 Queen's Road Central, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for the holding of the Annual General Meeting or any adjournment thereof. Completion and return of the form of proxy shall not preclude you from attending and voting at the Annual General Meeting or any adjourned meeting should you so wish.

6th May, 2002

CONTENTS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"Annual General Meeting"	the annual general meeting of the Company to be held at Unit 903–906, 9th Floor, Tower I, Harbour Centre, 1 Hok Cheung Street, Hung Hom, Kowloon, Hong Kong on Wednesday, 29th May, 2002 at 11:30 a.m.
"Board"	the board of Directors or a duly authorised committee thereof
"business day"	a day (excluding Saturday) on which banks are generally open for business in Hong Kong
"Companies Act"	Companies Act 1981 of the Laws of Bermuda (as amended)
"Companies Ordinance"	Companies Ordinance Chapter 32 of the Laws of Hong Kong
"Company"	Tomorrow International Holdings Limited, a company incorporated in Bermuda with limited liability, the Shares of which are listed on the Stock Exchange
"Directors"	the directors of the Company
"Employee"	any employee or proposed employee (whether full time or part time) of any member of the Group or any Invested Entity, including any executive director of any member of the Group or any Invested Entity
"Existing Share Option Scheme"	the existing share option scheme adopted by the Company on 21st July, 1995
"Group"	the Company and its subsidiaries and "member of the Group" shall be construed accordingly
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Invested Entity"	any entity in which the Group holds any equity interest;
"Latest Practicable Date"	2nd May, 2002, being the latest practicable date prior to the printing of this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange as amended from time to time
"New Share Option Scheme"	the new share option scheme proposed to be adopted at the Annual General Meeting, the principal terms of the rules of which are set out in the Appendix I to this circular
"Participant"	(i) any Employee; (ii) any non-executive director (including independent non-executive director) of any member of the Group or any Invested Entity;

(iii) any supplier of goods or services to any member of the Group or any Invested Entity;

(iv) any customer of any member of the Group or any Invested Entity;

(v) any person or entity that provides research, development or other technological support to any member of the Group or any Invested Entity; and

(vi) any shareholder of any member of the Group or any Invested Entity or any holder of any securities issued by any member of the Group or any Invested Entity,

and for the purposes of the New Share Option Scheme, the options may be granted to any company wholly owned by one or more person(s) belonging to any of the above classes of participants.

The basis of eligibility of any of the above classes of participants to the grant of any options shall be determined by the Directors from time to time on the basis of their contribution to the Group

"Repurchase Mandate"	a general mandate to the Directors to exercise the powers of the Company to repurchase during the period as set out in the Repurchase Resolution Shares up to a maximum of 10% of the issued share capital of the Company at the date of passing the Repurchase Resolution
"Repurchase Resolution"	the proposed ordinary resolution as referred to in resolution no. 4(B) of the notice of the Annual General Meeting
"Share(s)"	share(s) of HK$0.10 each of the Company or any shares into which the same may be converted, divided or consolidated or for which the same may be exchanged
"Share Buy Back Rules"	the relevant rules set out in the Listing Rules to regulate the repurchase by companies with primary listing on the Stock Exchange of their own securities on the Stock Exchange
"Shareholder(s)"	shareholder(s) of the Company
"Share Issue Mandate"	a general mandate to the Directors to exercise the power of the Company to allot and issue Shares during the period as set out in ordinary resolution no. 4(A) referred to in the notice of the Annual General Meeting
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeover Code"	the Hong Kong Code on Takeovers and Mergers
"HK$"	Hong Kong dollars

TOMORROW INTERNATIONAL HOLDINGS LIMITED

(incorporated in Bermuda with limited liability)

Directors:

Executive:
YAU Tak Wah, Paul *(Chairman)*
LOUIE Mei Po
TAM Ping Wah
WONG Shin Ling, Irene
TAM Wing Kin

Independent Non-executive Directors:
NG Wai Hung
CHEUNG Chung Leung, Richard

Registered Office:
Clarendon House
Church Street
Hamilton HM11
Bermuda

Principle Place of Business:
27th Floor
Henley Building
5 Queen's Road Central
Hong Kong

6th May, 2002

To the Shareholders

Dear Sir or Madam,

PROPOSALS INVOLVING ADOPTION OF THE NEW SHARE OPTION SCHEME AND TERMINATION OF THE EXISTING SHARE OPTION SCHEME AND GENERAL MANDATES TO REPURCHASE ITS OWN SHARES AND TO ISSUE SHARES AND ADOPTION OF CHINESE CORPORATE NAME

INTRODUCTION

At the Annual General Meeting convened to be held on 29th May, 2002, ordinary resolutions will be proposed to approve the adoption of the New Share Option Scheme, the termination of the Existing Share Option Scheme as well as giving general mandates to the Directors to issue and allot Shares and to exercise the powers of the Company to repurchase its own Shares in accordance with the Share Buy Back Rules.

The Board also proposes to seek Shareholders' approval of the adoption of "明日國際集團有限公司", being the Chinese translation of the Company's English name, as the Chinese corporate name of the Company for the purpose of registration under Part XI of the Companies Ordinance in Hong Kong.

The purpose of this circular is to provide you with information regarding the New Share Option Scheme, the proposed termination of the Existing Share Option Scheme, the proposed general mandates to issue and allot Shares and to repurchase Shares and the proposed adoption of Chinese corporate name of the Company.

PROPOSED ADOPTION OF THE NEW SHARE OPTION SCHEME AND PROPOSED TERMINATION OF THE EXISTING SHARE OPTION SCHEME

The Existing Share Option Scheme was adopted on 21st July, 1995. In view of the recent changes to Chapter 17 of the Listing Rules which governs the operation of share option schemes, the Directors propose to recommend to Shareholders at the Annual General Meeting to approve the adoption of the New Share Option Scheme and simultaneously terminate the operation of the Existing Share Option Scheme. As at the Latest Practicable Date, the Company has no unexpired share option scheme other than the Existing Share Option Scheme.

It is proposed that, subject to the approval of the Shareholders for the adoption of the New Share Option Scheme at the Annual General Meeting, the operation of the Existing Share Option Scheme shall be terminated with effect from the conclusion of the Annual General Meeting (such that no further options could thereafter be offered under the Existing Share Option Scheme but in all other respects the provisions of the Existing Share Option Scheme shall remain in full force and effect) and the New Share Option Scheme will take effect, subject to the approval of the Stock Exchange, on the date of its adoption at the Annual General Meeting. Operation of the New Share Option Scheme will commence after all conditions precedent have been fulfilled.

The Directors consider that in order to enable the Group to attract and retain Employees of appropriate qualifications and necessary experience to work for the Group, it is important that the Group should continue to provide such Employees with an additional incentive by offering them an opportunity to obtain an equity interest in the Company and to reward them for contributing to the business of the Group.

The Directors also consider that it is important that the Group should also motivate Participants who are not Employees to optimise their performance and efficiency for the benefit of the Group and to attract and retain or otherwise maintain on-going business relationship with such Participants whose contributions are or will be beneficial to the long term growth of the Group, and it is therefore important that the Group should be permitted to provide them, where appropriate, with an additional incentive by also offering them an opportunity to obtain an equity interest in the Company and to reward them for contributing to the long term success of the business of the Group.

It is therefore proposed that the New Share Option Scheme for the benefit of the Participants be adopted at the Annual General Meeting. A summary of the principal terms of the New Share Option Scheme is set out in the Appendix I to this circular. By offering the options to the Participants in such flexible terms under the New Share Option Scheme, in particular, no performance target is needed to be achieved by the Participants before options can be exercised and no minimum period for which an option must be held, unless otherwise determined by the Board and provided in the offer of the relevant options, such Participants may exercise their options at any time within the option period to acquire an equity interest in the Company which may in turn provide a further incentive to the Participants to better serve the Group.

As at the Latest Practicable Date, there were 2,860,686,445 Shares in issue. The particulars of the options granted under the Existing Share Option Scheme are set out below:

Number of options originally granted	Number of options as adjusted at the latest Practicable Date*	Percentage of the options as adjusted in the issued share capital as at the Latest Practicable Date	Number of options as adjusted exercised	Percentage of the options as adjusted exercised in the issued share capital as at the Latest Practicable Date	Number of options as adjusted lapsed	Percentage of the options as adjusted lapsed in the issued share capital as at the Latest Practicable Date	Number of options as adjusted outstanding as at the Latest Practicable Date	Percentage of the options as adjusted outstanding in the issued share capital as at the Latest Practicable Date
70,500,000	211,500,000	7.39%	120,000,000	4.19%	Nil	0.00%	91,500,000	3.20%

* *Pursuant to rights issue of shares on the basis of two rights shares for every one share held in November 2001, the number of share options were adjusted*

Assuming that there is no change in the issued share capital between the period from the Latest Practicable Date and the date of the adoption of the New Share Option Scheme, the number of Shares that may be issued upon exercise of all options to be granted under the New Share Option Scheme and any other share option schemes will be 286,068,644 Shares, being 10% of the Company's issued share capital as at the Latest Practicable Date.

In respect of the operation of the New Share Option Scheme, the Company will comply with all relevant requirements under Chapter 17 of the Listing Rules.

The Company has not appointed any parties as trustees of the New Share Option Scheme.

Notwithstanding the proposed termination of the Existing Share Option Scheme, the outstanding options exercisable under the Existing Share Option Scheme shall remain valid and subsisting and shall continue to be subject to the provisions of the Existing Share Option Scheme and the provisions of Chapter 17 of the Listing Rules which took effect from 1st September, 2001 and the adoption of the New Share Option Scheme will not in any event affect the terms in respect of such outstanding options. The Company will not grant any further options under the Existing Share Option Scheme from the date of this circular until the termination of the Existing Share Option Scheme.

VALUE OF OPTIONS

The Directors consider that it is not appropriate to state the value of all options that can be granted under the New Share Option Scheme, as if they had been granted on the Latest Practicable Date, as a number of variables which are crucial for the calculation of the option value have not been determined. Such variables include the subscription price, option period, lock up period (if any), performance targets set (if any) and other relevant variables. The Directors believe that any calculation of the value of the options as at the Latest Practicable Date would be based on a great number of speculative assumptions and would henceforth not be meaningful and be misleading to the Shareholders.

CONDITIONS PRECEDENT OF THE NEW SHARE OPTION SCHEME

The proposed adoption of the New Share Option Scheme is subject to the following conditions:

(i) the Shareholders passing an ordinary resolution to approve the New Share Option Scheme at the Annual General Meeting; and

(ii) the Stock Exchange granting approval for the New Share Option Scheme and the subsequent granting of options thereunder, the listing of and permission to deal in the Shares in the Company to be issued and allotted pursuant to the exercise of the options in accordance with the terms and conditions of the New Share Option Scheme to the extent of 10% of the total number of Shares in issue at the date of the approval of the New Share Option Scheme.

Application has been made to the Stock Exchange for obtaining the approval abovementioned.

GENERAL MANDATE TO REPURCHASE SHARES

At the annual general meeting of the Company held on 8th June, 2001, a general mandate was given by the Company to the Directors to exercise the powers of the Company to repurchase Shares. Such mandate will lapse at the conclusion of the forthcoming Annual General Meeting of the Company. The Directors propose to seek your approval of the Repurchase Resolution to be proposed at the Annual General Meeting. An explanatory statement as required under the Share Buy Back Rules to provide the requisite information of the Repurchase Mandate is set out in Appendix II hereto.

GENERAL MANDATE TO ISSUE SHARES

It will also be proposed at the Annual General Meeting two ordinary resolutions respectively granting to the Directors a general mandate to allot, issue and deal with Shares not exceeding 20% of the issued share capital of the Company at the date of the resolution and adding to such general mandate so granted to the Directors any Shares representing the aggregate nominal amount of the Shares repurchased by the Company after the granting of the general mandate to repurchase up to 10% of the issued share capital of the Company at the date of the Repurchase Resolution.

ADOPTION OF CHINESE CORPORATE NAME

As an oversea company is now allowed to register its Chinese corporate name in Hong Kong notwithstanding the fact that only the English name appears in its certificate of incorporation, the Board proposes to seek Shareholders' approval on the adoption of "明日國際集團有限公司", being the Chinese translation of the Company's English name, as the Chinese corporate name of the Company for the purpose of registration under Part XI of the Companies Ordinance in Hong Kong.

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

ANNUAL GENERAL MEETING

On pages 4 to 7 of the annual report of the Company for the year ended 31st December, 2001 despatched to the Shareholders on 30th April, 2002, you will find a notice convening the Annual General Meeting at which, among other things, ordinary resolutions will be proposed to approve the adoption of the New Share Option Scheme, the termination of the Existing Share Option Scheme, the Repurchase Mandate, the Share Issue Mandate and the extension of the Share Issue Mandate and a special resolution will be proposed to approve the adoption of the Company's Chinese corporate name.

ACTION TO BE TAKEN

A proxy form for use at the Annual General Meeting is enclosed in the annual report of the Company for the year ended 31st December, 2001 despatched to the Shareholders on 30th April, 2002. Whether or not you propose to attend the Annual General Meeting, you are requested to complete the said proxy form in accordance with the instructions printed thereon and return it to the Company's principal place of business in Hong Kong at 27th Floor, Henley Building, 5 Queen's Road, Central, Hong Kong not less than 48 hours before the time appointed for holding the Annual General Meeting or any adjournment thereof. Completion and return of the proxy form will not prevent you from attending and voting at the Annual General Meeting or any adjourned meeting thereof (as the case may be) if you so wish.

RECOMMENDATION

The Directors believe that the proposed adoption of the New Share Option Scheme, the proposed termination of the Existing Share Option Scheme, the Repurchase Mandate and the general mandate to Directors to issue new Shares and the adoption of Chinese corporate name are all in the best interests of the Company and the Shareholders as a whole. In particular, the performance targets (if any) and the subscription price set in accordance with the New Share Option Scheme will act as incentive to the Participants to contribute more efforts for the benefits of the Group. Accordingly, the Directors recommend you to vote in favour of all the resolutions as set out in the notice of the Annual General Meeting.

DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the Memorandum of Association and Bye-laws of the Company and a draft New Share Option Scheme (subject to minor modifications) will be available for inspection during normal business hours on any week days (except public holidays) at the principal place of business of the Company in Hong Kong at 27th Floor, Henley Building, 5 Queen's Road, Central, Hong Kong up to and including Wednesday, 29th May, 2002 and will also be available for inspection at the Annual General Meeting.

GENERAL

A further announcement will be made on the outcome of the Annual General Meeting regarding the proposed adoption of the New Share Option Scheme, the proposed termination of the Existing Share Option Scheme and the proposed adoption of Chinese corporate name on the business day following such meeting.

Your attention is also drawn to the additional information set out in the Appendices to this circular.

Yours faithfully,
By order of the board of
Tomorrow International Holdings Limited
Yau Tak Wah, Paul
Chairman

This Appendix sets out further information of the New Share Option Scheme and also summarise the rules of the New Share Option Scheme but does not form part of nor is it intended to be, part of the New Share Option Scheme nor should it be taken as affecting the interpretation of the rules of the New Share Option Scheme. The Directors reserve the right at any time prior to the Annual General Meeting to make such amendments to the New Share Option Scheme as they may consider necessary or appropriate provided that such amendments do not conflict in any material respect with the summary in this Appendix.

NEW SHARE OPTION SCHEME

1. Summary of terms

The following is a summary of the principal terms of the New Share Option Scheme proposed to be approved by a resolution of the Shareholders at the Annual General Meeting, notice of which is set out on pages 4 to 7 of the Company's 2001 annual report despatched to the Shareholders on 30th April, 2002:

(a) *Purpose of the New Share Option Scheme*

The New Share Option Scheme enables the Company to grant options to selected persons as incentives or rewards for their contribution to the Group or any Invested Entity.

(b) *Administration of the New Share Option Scheme*

The New Share Option Scheme shall be subject to the administration by the Board which includes a duly authorised committee thereof and the decision of the Board shall be final and binding on all parties. The Board shall, subject to the rules of the New Share Option Scheme and the Listing Rules, have the right to (i) interpret and construe the provisions of the New Share Option Scheme, (ii) determine the eligibility of the persons who will be awarded options under the New Share Option Scheme, and the number and subscription price of options awarded thereto, (iii) make such appropriate and equitable adjustments to the terms of options granted under the New Share Option Scheme as it deems necessary, and (iv) make such other decisions or determinations as it shall deem appropriate in the administration of the New Share Option Scheme.

(c) *Who may join*

The Board may, at its discretion, offer any of the Participants options to subscribe for such number of new Shares as the Board may determine at the subscription price determined in accordance with paragraph (e) below.

Upon acceptance of the option, the grantee must pay HK$1 to the Company by way of consideration for the grant thereof.

(d) *Grant of options*

A grant of options must not be made after a price sensitive development has occurred or a price sensitive matter has been the subject of a decision, until such price sensitive information has been announced in the newspapers. In particular, during the period of one month immediately preceding the earlier of:

(i) the date of the meeting of the Directors (as such date is first notified to the Stock Exchange in accordance with paragraph 12 of its listing agreement) for the approval of the Company's interim or annual results; and

(ii) the deadline for the Company to publish its interim or annual results announcement under its listing agreement,

and ending on the date of the results announcement, no option may be granted.

(e) *Price of Shares*

The subscription price of a Share in respect of any particular option granted under the New Share Option Scheme shall be such price as the Board in its absolute discretion shall determine, save that such price will not be less than the highest of (i) the closing price of the Shares as stated in the Stock Exchange's daily quotations sheet on the date of grant, which must be a business day and (ii) the average of the closing prices of the Shares as stated in the Stock Exchange's daily quotations sheets on the five business days immediately preceding the date of grant, and (iii) the nominal value of the Share.

(f) *Maximum number of Shares*

(i) The overall limit on the number of Shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the New Share Option Scheme and any other share option scheme of the Company must not, in aggregate, exceed 30% of the Shares in issue from time to time.

(ii) Subject to sub-paragraph (i) above, the total number of Shares available for issue under options which may be granted under the New Share Option Scheme and any other share option scheme of the Company must not, in aggregate, exceed 10% of the Shares in issue as at the date of approval of the New Share Option Scheme (the "Scheme Mandate Limit"), unless Shareholders' approval has been obtained pursuant to sub-paragraphs (iii) and (iv) below. Options lapsed in accordance with the terms of the New Share Option Scheme will not be counted for the purpose of calculating the Scheme Mandate Limit. Assuming that there is no change in the issued share capital between the period from the Latest Practicable Date and the date of the adoption of the New Share Option Scheme, the number of Shares that may be issued pursuant to the New Share Option Scheme, the number of shares that may be issued upon exercise of all options to be granted under the New Share Option Scheme and any other share option schemes on the basis of 2,860,686,445 Shares in issue as at the Latest Practicable Date, will be 286,068,644 Shares, being 10% of the Company's issued share capital as at the Latest Practicable Date.

(iii) Subject to sub-paragraph (i) above, the Company may refresh the Scheme Mandate Limit at any time subject to approval of the Shareholders in general meeting. However, the Scheme Mandate Limit as refreshed must not exceed 10% of the Shares in issue as at the date of the aforesaid Shareholders' approval (the "Refreshed Limit"). Options previously granted under the New Share Option Scheme and any other share option scheme of the Company (including those outstanding, cancelled, lapsed in accordance with such schemes or exercised options) will not be counted for the purpose of calculating the Refreshed Limit. The Company must send a circular to the Shareholders containing such information required under the Listing Rules.

(iv) Subject to sub-paragraph (i) above, the Company may also seek separate approval of the Shareholders in general meeting for granting options beyond the Scheme Mandate Limit provided that the options in excess of the Scheme Mandate Limit are granted only to Participants specifically identified by the Company before such approval is sought. The

Company must send a circular to the Shareholders containing a generic description of the specified Participants, the number and terms of options to be granted, the purpose of granting options to the specified Participants with an explanation as to how these options serve such purpose and such other information required under the Listing Rules.

(g) *Maximum entitlement of each Participant*

The total number of Shares issued and to be issued upon exercise of the options granted and to be granted to each Participant or grantee (including exercised, cancelled and outstanding options) in any 12-month period up to the date of grant shall not exceed 1% of the Shares in issue at the date of grant (the "Individual Limit"). Any further grant of options in excess of the Individual Limit must be subject to Shareholders' approval in general meeting with such Participant or grantee and his or her associates abstaining from voting. The Company must send a circular to the Shareholders disclosing the identity of the Participant, the number and terms of options to be granted (and options previously granted to such Participant) or grantee and such other information required under the Listing Rules. The number and terms (including the subscription price) of options to be granted to such Participant or grantee must be fixed before the Shareholders' approval is sought and the date of the Board meeting for proposing such further grant should be taken as the date of grant for the purpose of calculating the subscription price.

(h) *Grant of options to connected persons*

(i) Any grant of options to a connected person (as such term is defined in the Listing Rules) of the Company or its associates must be approved by the independent non-executive Directors (excluding any independent non-executive Director who is the grantee or proposed grantee of the options).

(ii) Where any grant of options to a substantial shareholder (as such term is defined in the Listing Rules) of the Company or an independent non-executive Director or their respective associates would result in the Shares issued and to be issued upon exercise of all options already granted and to be granted (including options exercised, cancelled and outstanding) to such person in the 12-month period up to and including the date of such grant:

(aa) representing in aggregate over 0.1% of the Shares in issue for the time being; and

(bb) having an aggregate value, based on the closing price of the Shares at the date of each grant, in excess of HK$5 million,

such further grant of options must be subject to approval of the Shareholders in general meeting taken on a poll. The Company must send a circular to the Shareholders. All connected persons of the Company must abstain from voting, except that any connected person of the Company may vote against the resolution provided that his or her intention to do so has been stated in the circular. In addition, Shareholders' approval as described above is also required for any change in the terms of options granted to a Participant or grantee who is a substantial shareholder of the Company, an independent non-executive Director or their respective associates.

(iii) The above-mentioned circular must contain the following information:

(aa) details of the number and terms (including the subscription price) of the options to be granted to each such Participant or grantee, which must be fixed before the Shareholders' approval, and the date of the Board meeting for proposing such further grant should be taken as the date of grant for the purpose of calculating the subscription price;

(bb) a recommendation from the independent non-executive Directors (excluding any independent non-executive Director who is a grantee or proposed grantee of the option) as to voting; and

(cc) information relating to any Directors who are trustees of the New Share Option Scheme or have a direct or indirect interest in the trustees.

(iv) The requirements for the granting of options to a Director or chief executive of the Company set out above do not apply where the Participant is only a proposed Director or chief executive of the Company.

(i) *Time of exercise of option*

An option may be exercised in accordance with the terms of the New Share Option Scheme at any time during a period to be determined by the Board at its absolute discretion and to be notified by the Board to each grantee but may not be exercised after the expiry of five years from the date of grant of the option. The Board may provide restrictions on the exercise of an option during the period an option may be exercised including, if appropriate, a minimum period for which an option must be held or a performance target which must be achieved before an option can be exercised. Save as determined by the Board and provided in the offer of the relevant options, there is no minimum period for which an option must be held or a performance target which must be achieved before any of the options can be exercised.

(j) *Rights are personal to grantee*

An option may not be transferred or assigned and is personal to the grantee.

(k) *Rights on cessation of employment by dismissal*

If the grantee of an option is an Employee and ceases to be an Employee on the grounds that he or she has been guilty of serious misconduct, or has committed any act of bankruptcy or has become bankrupt or has made any arrangements or composition with his or her creditors generally, or has been convicted of any criminal offence involving his or her integrity or honesty, his or her option will lapse on the date of termination of the employment.

(l) *Rights on death*

If the grantee of an option is an Employee and ceases to be an Employee by reason of his or her death before exercising the options in full and none of the events referred to in paragraph (k) above as ground for termination of his or her employment by the Group or the Invested Entity arises, his or her personal representative(s) may exercise the option (to the extent not already exercised) within a period of twelve months thereafter, failing which it will lapse.

(m) *Rights on cessation of employment for other reasons*

If the grantee of an option is an Employee and ceases to be an Employee for any other reason, his or her option may be exercised within three months following the date of such cessation, which date shall be the last actual working date with the Group or the Invested Entity, whether salary is paid in lieu of notice or not.

(n) *Cancellation of options*

Any cancellation of any option which has been duly granted in accordance with the New Share Option Scheme and has neither lapsed nor been exercised in full shall be conditional on the approval by the Board and the grantee(s). In the event that the Board elects to cancel options of the grantee which have been granted and have neither lapsed nor been exercised in full and issue new options to the same grantee, the issue of such new options shall be made with available unissued options (excluding the cancelled options) within the Scheme Mandate Limit or the Refreshed Limit, as the case may be.

(o) *Effects of alterations to share capital*

In the event of any alteration in the capital structure of the Company whilst any option remains exercisable, whether by way of capitalisation issue, rights issue, sub-division or consolidation of shares, or reduction of capital of the Company, such corresponding alterations (if any) shall be made to the aggregate number of Shares in respect of which options may be granted subject to outstanding options so far as unexercised or the subscription price per Share of each outstanding option as the independent financial adviser or the auditors of the Company shall certify in writing to the Board to be in their opinion to have satisfied the requirements of Rule 17.03(13) of the Listing Rules and the note thereto (except in the case of a capitalisation issue where no such certification is required). Any such alterations will be made on the basis that the aggregate subscription price payable on the full exercise of any option is to remain as nearly as possible the same (and in any event not greater than) as it was before such event. No such alteration will be made the effect of which would be to enable a Share to be issued at less than its nominal value or which would change the proportion of the issued share capital of the Company for which any grantee of an option is entitled to subscribe pursuant to the options held by him or her before such alteration. The issue of securities as consideration in a transaction is not to be regarded as a circumstance requiring any such alterations.

(p) *Rights on a general offer*

In the event of a general offer (other than by way of scheme of arrangement referred to below) being made to all the holders of Shares (or all such holders other than the offeror, any person controlled by the offeror and any person acting in association or concert with the offeror) and such offer becomes or is declared unconditional prior to the expiry date of the relevant option, the grantee (or his or her legal personal representatives) shall be entitled to exercise the option in full (to the extent not already exercised) at any time within one month of the notice given by the offeror to acquire the remaining Shares.

In the event of a general offer by way of scheme of arrangement being made to all the holders of Shares and has been approved by the necessary number of holders of Shares at the requisite meetings, the grantee (or his or her personal representatives) may thereafter (but before such time as shall be notified by the Company) exercise the option (to the extent not already exercised) to its full extent or to the extent specified in such notice.

(q) *Rights on winding up*

In the event a notice is given by the Company to the Shareholders to convene a Shareholders' meeting for the purpose of considering and, if thought fit, approving a resolution to voluntarily wind up the Company, the Company shall forthwith give notice thereof to the grantee and the grantee (or his or her legal personal representatives) may by notice in writing to the Company (such notice to be received by the Company not later than four business days prior to the proposed Shareholders' meeting) exercise the option (to the extent not already exercised) either to its full extent or to the extent specified in such notice and the Company shall as soon as possible and in any event no later than the business day immediately prior to the date of the proposed Shareholders' meeting, allot and issue such number of Shares to the grantee which falls to be issued on such exercise.

(r) *Rights on compromise or arrangement*

Other than a scheme of arrangement referred to in paragraph (p) above, in the event of a compromise or arrangement between the Company and its members or creditors being proposed in connection with the scheme for the reconstruction or amalgamation of the Company, the Company shall give notice thereof to all grantees on the same day as it gives notice of the meeting to its members or creditors to consider such a scheme or arrangement and the grantee (or his or her personal representatives) may by notice in writing to the Company accompanied by the remittance for the subscription price in respect of the relevant option (such notice to be received by the Company not later than four business days prior to the proposed meeting) exercise the option (to the extent not already exercised) either to its full extent or to the extent specified in such notice and the Company shall as soon as possible and in any event no later than the business day immediately prior to the date of the proposed meeting, allot and issue such number of Shares to the grantee which falls to be issued on such exercise credited as fully paid and registered the grantee as holder thereof.

(s) *Ranking of Shares*

Shares allotted and issued on the exercise of options will rank pari passu with the other fully-paid Shares in issue as from the date when the name of the grantee is registered in the register of members of the Company of the allotment and issue. Unless the context otherwise requires, reference to "Shares" in the New Share Option Scheme includes shares of HK$0.2 each of the Company or if there has been a subdivision, consolidation, reclassification or reconstruction of the share capital of the Company, shares forming part of the ordinary equity share capital of the Company.

(t) *Period of the New Share Option Scheme*

Subject to earlier termination by the Company in general meeting or by the Board, the New Share Option Scheme shall be valid and effective for a period of ten years from the date of adoption of the New Share Option Scheme. After the expiry of the ten-year period, no further options will be offered or granted but in all other respects the provisions of the New Share Option Scheme shall remain in full force and effect.

(u) *Termination of the New Share Option Scheme*

The Company by ordinary resolution in general meeting or the Board may at any time terminate the operation of the New Share Option Scheme and in such event no further options will be offered or granted but in all other respects the provisions of the New Share Option Scheme shall remain in full force and effect. Options complying with the provisions of Chapter 17 of the Listing Rules which are

granted during the life of the New Share Option Scheme and remain unexpired immediately prior to the termination of the operation of the New Share Option Scheme shall continue to be exercisable thereafter.

(v) *Lapse of option*

An option shall lapse automatically and not be exercisable, to the extent not already exercised, on the earliest of:

(i) the expiry of the option period;

(ii) the expiry of the periods referred to in paragraphs (l), (m) or (q), respectively;

(iii) subject to the compromise or arrangement becoming effective, the expiry of the period referred to in paragraph (r);

(iv) where the grantee of an option is an Employee, the date on which he or she ceases to be an Employee by reason of the termination of his or her employment on grounds including, but not limited to, misconduct, bankruptcy, insolvency and conviction of any criminal offence;

(v) the date of the commencement of the winding up of the Company;

(vi) the date on which the grantee sells, transfers, charges, mortgages, encumbers or creates any interest in favour of any third party over or in relation to the option in breach of the New Share Option Scheme;

(vii) the expiry of the period referred to in paragraph (p) provided that if any court of competent jurisdiction makes an order the effect of which is to prevent the offeror from acquiring shares in the offer, the relevant period within which options may be exercised shall not begin to run until the discharge of the order in question or unless the offer lapses or is withdrawn before that date; or

(viii) the date on which the grantee commits a breach of any terms or conditions attached to the grant of the option, unless otherwise resolved to the contrary by the Board.

(w) *Alterations to the New Share Option Scheme*

The New Share Option Scheme may subject to the Listing Rules be altered in any respect by resolution of the Board except that the provisions of the New Share Option Scheme as to:

(i) the definitions of "Participant", "Grantee" and "Option Period" in paragraph 1.1 of the New Share Option Scheme; and

(ii) the purpose of the New Share Option Scheme, the duration of the New Share Option Scheme, the grant of options, the subscription price, the exercise of options, the lapse of options, the maximum number of Shares available for subscription, the reorganisation of the capital structure of the Company and the alteration of the New Share Option Scheme, are governed by Rule 17.03 of the Listing Rules and shall not be altered to the advantage of grantees or prospective grantees except with the prior sanction of a resolution of the Company in general meeting (with all grantees, prospective grantees and their associates abstaining from voting). No such alteration shall operate to affect adversely the terms of

issue of any option granted or agreed to be granted prior to such alteration except with the consent or sanction of such majority of the grantees as would be required of the Shareholders under the articles of association for the time being of the Company for a variation of the rights attached to the Shares. Any alteration to the terms and conditions of the New Share Option Scheme which are of a material nature or any change to the terms of options granted must be approved by the Shareholders at a general meeting, except where such alterations take effect automatically under the existing terms of the New Share Option Scheme. Any change to the authority of the Board in relation to any alteration to the terms of the New Share Option Scheme must be approved by the Shareholders at a general meeting.

(x) *Disclosure of the New Share Option Scheme*

The Company will disclose details of the New Share Option Scheme in its annual and interim reports including the number of options, date of grant, subscription price, option period, (if appropriate) vesting period and (if appropriate) a valuation (by such methodology acceptable under the Listing Rules to be determined by the Board) of the options granted during the financial year/ period in the annual/interim reports in accordance with the Listing Rules in force from time to time.

2. Present status of the New Share Option Scheme

The New Share Option Scheme is conditional on:

(a) the Listing Committee granting approval for the listing of and permission to deal in the Shares to be issued and allotted pursuant to the exercise of the options in accordance with the terms and conditions of the New Share Option Scheme to the extent of 10% of the total number of Shares in issue at the date of the approval of the New Share Option Scheme; and

(b) the passing of an ordinary resolution by Shareholders at the Annual General Meeting to approve the New Share Option Scheme.

As at the Latest Practicable Date, no option has been granted or agreed to be granted by the Company under the New Share Option Scheme.

This Appendix serves as an explanatory statement, as required by the Share Buy Back Rules, to provide requisite information to you for your consideration of the proposal to permit the repurchase of Shares up to a maximum of 10% of the issued share capital of the Company as at the date of passing the Repurchase Resolution. For this purpose, "shares" is defined in the Takeover Code to mean shares of all classes and securities which carry a right to subscribe or purchase shares.

1. SHARE BUY BACK RULES

The Share Buy Back Rules permit companies whose primary listings are on the Stock Exchange to repurchase their fully paid up shares on the Stock Exchange subject to certain restrictions, the most important of which are summarised below.

(a) Source of funds

Repurchases must be funded out of funds legally available for the purpose and in accordance with the company's constitutive documents and the laws of the jurisdiction in which the company is incorporated or otherwise established.

(b) Maximum Number of Shares to be Repurchased and Subsequent Issue

A maximum of 10% of the existing fully-paid issued share capital of a company as at the date of the passing of the relevant resolution approving the Repurchase Mandate may be repurchased on the Stock Exchange.

2. SHARE CAPITAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 2,860,686,445 fully paid up Shares. Subject to the passing of the Repurchase Resolution and on the basis that no further Shares are issued or repurchased prior to the Annual General Meeting, the Company would be allowed under the Repurchase Resolution to repurchase up to a maximum of 286,068,644 Shares. Subject to the passing of the proposed ordinary resolutions as referred to in resolutions no.4(B) and no.4(C) of the notice of the Annual General Meeting and on the basis that no further Shares are issued or repurchased prior to the Annual General Meeting and no Shares are repurchased under the Repurchase Resolution, the Company would be allowed to issue and allot up to a maximum of 572,137,289 Shares.

3. REASONS FOR REPURCHASE

The Directors believe that the Repurchase Resolution is in the best interests of the Company and the Shareholders. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the value of the net assets and/or earnings per Share and will only be made when the Directors believe that such repurchases will benefit the Company and the Shareholders as a whole.

4. FUNDING OF REPURCHASE

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its Memorandum of Association and Bye-laws and the Companies Act. Bermuda law provides that the amount of capital repaid in connection with a share repurchase may only be paid out of either the capital paid up on the relevant shares, or the profits that would otherwise be available for dividend

or the proceeds of a fresh issue of shares made for the purpose. The amount of premium payable on repurchase may only be paid out of either the profits that would otherwise be available for dividend or out of the share premium or contributed surplus accounts of the Company.

It is expected that the Company will fund any repurchase of Shares from its internal resources. There might be an adverse impact on the working capital or gearing position of the Company as compared with the position disclosed in the Company's annual report as at 31st December, 2001 in the event that the Repurchase Mandate was to be carried out in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse impact on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

5. DISCLOSURE OF INTEREST

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, any of their associates (as defined in the Listing Rules), has any present intention to sell any Shares to the Company under the Repurchase Mandate if it is approved by the Shareholders.

No connected person (as defined in the Listing Rules) of the Company has notified the Company that he has a present intention to sell any Shares to the Company or its subsidiaries, or have undertaken not to do so, in the event that the Company is authorised to make repurchases of its own shares and the Repurchase Mandate is approved by Shareholders.

6. UNDERTAKING OF THE DIRECTORS

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the power of the Company to make repurchases pursuant to the Repurchase Resolution in accordance with the Listing Rules and the applicable laws of Bermuda.

7. SHARE PRICES

The highest and lowest prices at which the Shares of the Company were traded on the Stock Exchange during each of the previous 12 calendar months before the Latest Practicable Date were as follows:

	Per Share	
	Highest	**Lowest**
	HK$	*HK$*
2001		
May	0.295	0.161
June	0.320	0.188
July	0.197	0.135
August	0.172	0.084
September	0.100	0.068
October	0.100	0.080
November	0.167	0.092
December	0.179	0.151
2002		
January	0.166	0.132
February	0.164	0.146
March	0.185	0.140
April	0.154	0.120

8. SHARE REPURCHASE MADE BY THE COMPANY

There have been no repurchase by the Company, or any of its subsidiaries, of any Shares in the six months immediately preceding the date of this circular (whether on the Stock Exchange or otherwise).

9. EFFECT OF THE TAKEOVER CODE

If as a result of the exercise of the power to repurchase Shares pursuant to the Repurchase Mandate, a Shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of Rule 32 of the Takeover Code. As a result, a Shareholder or a group of Shareholders acting in concert, depending on the level of increase of the Shareholders' interest, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 and Rule 32 of the Takeover Code.

As at the Latest Practicable Date, to the best of the knowledge and belief of the Company, Winspark Venture Limited, holding approximately 57.62% of the issued share capital of the Company, was the only substantial shareholder holding more than 10% of the issued share capital of the Company. On the basis that no further Shares are issued or repurchased and in the event that the Directors should exercise in full power to purchase Shares under the Repurchase Mandate, the shareholding of Winspark Venture Limited, together with its associates, in the Company would be increased to approximately 64.02% of the issued share capital of the Company. The Directors are not aware of any consequences which may arise under the Takeover Code as a result of any repurchases of Shares made under the Repurchase Mandate.

此乃要件 請即處理

閣下如對本通函或應採取之行動**有任何疑問**，應諮詢 閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓名下所有之明日國際集團有限公司（「本公司」）股份，應立即將本通函交予買主或其他承讓人或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

本通函應與截至二零零一年十二月三十一日止年度之年報及賬目一併閱讀。

TOMORROW INTERNATIONAL HOLDINGS LIMITED
明日國際集團有限公司

（於百慕達註冊成立之有限公司）

有關採納新購股權計劃及
終止現有購股權計劃及
購回本身股份及發行股份之
一般授權及
採納中文公司名稱之建議

本公司將於二零零二年五月二十九日星期三上午十一時三十分假座香港九龍紅磡鶴翔街維港中心第一期9樓903－906室舉行股東週年大會（「週年大會」），召開大會之通告載於二零零二年四月三十日向股東寄發之本公司二零零一年年報第4至7頁。無論 閣下會否出席週年大會，敬請按隨附之代表委任表格印備之指示將表格填妥，並將其盡快交回本公司之主要營業地點，地址為香港皇后大道中5號衡怡大廈27樓，惟交回表格之時間在任何情況下均不得遲於週年大會或其任何續會指定舉行時間前四十八小時。填妥及交回代表委任表格後， 閣下屆時仍可親身出席週年大會或其任何續會及在會上投票。

二零零二年五月六日

目 錄

頁次

在本通函內，除文義另有所指外，以下詞彙之釋義如下：

「週年大會」	指	本公司將於二零零二年五月二十九日星期三上午十一時三十分假座香港九龍紅磡鶴翔街1號維港中心第一期9樓903－906室舉行之股東週年大會
「董事會」	指	董事會或獲正式授權之有關委員會
「營業日」	指	香港銀行普遍營業之日期（不包括星期六）
「公司法」	指	百慕達一九八一年公司法（經修訂）
「公司條例」	指	香港法例第三十二章公司條例
「本公司」	指	明日國際集團有限公司，一家在百慕達註冊成立之有限公司，其股份在聯交所上市
「董事」	指	本公司之董事
「僱員」	指	本集團任何成員公司或任何獲投資公司之任何僱員或候任僱員（全職或兼職），包括本集團任何成員公司或任何獲投資公司之任何執行董事
「現有購股權計劃」	指	本公司於一九九五年七月二十一日採納之現有購股權計劃
「本集團」	指	本公司及其附屬公司，而「本集團成員公司」須按此詮釋
「香港」	指	中華人民共和國香港特別行政區
「獲投資公司」	指	本集團持有任何股本權益之任何公司
「最後可行日期」	指	二零零二年五月二日，本通函付印前之最後可行日期
「上市規則」	指	聯交所證券上市規則（經不時修訂）
「新購股權計劃」	指	建議將在週年大會上採納之新購股權計劃，其主要條款及規則載於本通函附錄一
「參與人」	指	(i) 任何僱員； (ii) 本集團任何成員公司或任何獲投資公司之任何非執行董事（包括獨立非執行董事）；

(iii) 本集團任何成員公司或任何獲投資公司之貨品或服務供應商；

(iv) 本集團任何成員公司或任何獲投資公司之任何客戶；

(v) 向本集團任何成員公司或任何獲投資公司提供研究、開發或其他技術支援之任何人士或公司；及

(vi) 本集團任何成員公司或任何獲投資公司之任何股東或本集團任何成員公司或任何獲投資公司發行之任何證券之任何持有人，

而就新購股權計劃而言，購股權可授予身屬上述任何類別參與人之一位或多位人士全資擁有之任何公司。

上述任何類別參與人符合獲授購股權之資格與否，由董事按上述人士對本集團之貢獻決定

「購回授權」	指	授予董事之一般授權，以於購回決議案所載之期間行使本公司權力以購回股份，惟最多以於購回決議案通過當日之本公司已發行股本之10%為限
「購回決議案」	指	週年大會通告第4(B)項決議案所述之已提呈普通決議案
「股份」	指	本公司每股面值0.10港元股份，或以上述股份轉換、分拆或合併或交換所得之股份
「股份購回規則」	指	上市規則所載有關監管以聯交所為主要上市地之公司在聯交所購回本身證券之規則
「股東」	指	本公司之股東
「股份發行授權」	指	授予董事之一般授權，以於週年大會通告所述第4(A)項普通決議案所載之期間行使本公司權力以配發及發行股份
「聯交所」	指	香港聯合交易所有限公司
「收購守則」	指	香港公司收購及合併守則
「港元」	指	香港幣值

TOMORROW INTERNATIONAL HOLDINGS LIMITED
明日國際集團有限公司
(於百慕達註冊成立之有限公司)

董事：

執行董事：
邱德華(主席)
雷美寶
譚炳華
王香玲
譚榮健

獨立非執行董事：
吳偉雄
張仲良

註冊辦事處：
Clarendon House
Church Street
Hamilton HM11
Bermuda

主要營業地點：
香港
皇后大道中5號
衡怡大廈
27樓

敬啟者：

有關採納新購股權計劃及
終止現有購股權計劃及
購回本身股份及發行股份之
一般授權及
採納中文公司名稱之建議

緒言

在將於二零零二年五月二十九日舉行之週年大會上，將提呈普通決議案以批准採納新購股權計劃、終止現有購股權計劃及向董事提出一般授權以發行及配發股份及根據股份購回規則行使本公司權力以購回本身股份。

此外，董事會並尋求股東批准採納「明日國際集團有限公司」(本公司英文名稱之中釋本)為本公司之中文公司名稱，以供在香港根據公司條例第十一部登記之用。

本通函旨在向　閣下提供有關新購股權計劃、建議終止現有購股權計劃、建議授出有關發行及配發股份及購回股份之一般授權及建議採納本公司之中文公司名稱之資料。

建議採納新購股權計劃及建議終止現有購股權計劃

現有購股權計劃於一九九五年七月二十一日採納。鑒於近期上市規則第十七章對於購股權計劃運作之規定有所改變，董事建議股東在週年大會上批准採納新購股權計劃及同時終止現有購股權計劃之運作。於最後可行日期，除現有購股權計劃外，本公司並無任何其他未屆滿之購股權計劃。

現建議待股東在週年大會上批准採納新購股權計劃後，現有購股權計劃之運作於週年大會結束時即予終止（其後不會再根據現有購股權計劃授予購股權，但現有購股權計劃之條文在其他各方面而言仍具全面效力及作用），並經聯交所批准下，新購股權計劃於週年大會上獲採納當日起生效。新購股權計劃之運作將於所有先決條件獲達成後方告開始。

董事認為，為吸引及挽留具合適資歷及所需經驗之僱員為本集團服務，本集團必須藉著給予該等僱員擁有本公司股本權益之機會，以及就彼等為本集團業務成果所作貢獻給予回報，繼續為彼等提供鼓勵。

董事並認為，本集團有必要鼓勵非屬僱員之參與人為本集團之利益竭力提高彼等之表現及效率，並為吸引及挽留或以其他方式維繫與該等現着時或未來對本集團之長遠發展有利之參與人之持續業務關係，因此，必須准許本集團同樣藉着給予彼等擁有本公司股本權益之機會，以及就彼等為本集團業務之長遠成果所作貢獻給予回報，為彼等（如適用）提供額外之鼓勵。

因此，現建議於週年大會上批准該項為參與人之利益而設之新購股權計劃。新購股權計劃之主要條款概要載於本通函附錄一。透過根據新購股權計劃以彈性條款向參與人提呈購股權，特別是參與人於行使購股權前毋須達致任何業務表現指標，亦無持有購股權之最短時限（除非董事會另行決定及在提呈有關購股權時另行規定），參與人可於購股權有效期內隨時行使名下之購股權以購入本公司之股本權益，藉以進一步鼓勵參與人為本集團提供更佳之服務。

於最後可行日期，已發行股份共2,860,686,445股。根據現有購股權計劃授出之購股權之詳情如下：

原先授出之購股權數目	於最後可行日期之經調整購股權數目*	經調整購股權在最後可行日期之已發行股本中所佔比率	已行使之經調整購股權數目	已行使之經調整購股權在最後可行日期之已發行股本中所佔比率	已作廢之經調整購股權數目	已作廢之經調整購股權在最後可行日期之已發行股本中所佔比率	於最後可行日期之未行使經調整購股權數目	未行使之經調整購股權在最後可行日期之已發行股本中所佔比率
70,500,000	211,500,000	7.39%	120,000,000	4.19%	無	0.00%	91,500,000	3.20%

* 因應於二零零一年十一月按每持有一股股份獲供兩股供股股份之比例進行之供股事項，購股權之數目已作調整。

假設於最後可行日期至新購股權計劃採納日期止期間之已發行股本並無變動，因行使根據新購股權計劃及任何其他購股權計劃所授出之所有購股權而可予發行之股份數目將為286,068,644股，相等於最後可行日期本公司已發行股本之10%。

在運作新購股權計劃時，本公司將遵照上市規則第十七章之所有有關規定行事。

本公司並未委任任何人士作為新購股權計劃之受託人。

縱使現建議終止現有購股權計劃，惟根據現有購股權計劃可予行使之未行使購股權仍具效力及仍然有效，且仍受現有購股權計劃之條文及於二零零一年九月一日生效之上市規則第十七章之條文所規限，而在任何情況下，採納新購股權計劃均不會影響該等未行使購股權之條款。於本通函刊發日期至現有購股權計劃終止之期間內，本公司將不會根據現有購股權計劃再行授出任何購股權。

購股權之價值

董事認為，由於計算購股權價值所需之多項可變因素仍未落實，故不宜呈列根據新購股權計劃可予授出之所有購股權在假設已於最後可行日期授出之情況下之價值。有關之可變因素包括認購價、購股權有效期、禁售期(如有)、訂下之業務指標(如有)及其他有關變數。董事相信，計算購股權於最後可行日期之價值須以多項預測性之假設為根據，故不切實際，亦會誤導股東。

新購股權計劃之先決條件

採納新購股權計劃之建議須符合下列條件：

(i) 股東在週年大會上通過普通決議案以批准新購股權計劃；

(ii) 聯交所批准新購股權計劃及其後據此授出購股權、根據新購股權計劃之條款及條件行使購股權時將予發行及配發之本公司股份(以於新購股權計劃獲批准當日之已發行股份總數之10%為限)上市及買賣。

本公司已向聯交所申請批准上述事項。

購回股份之一般授權

在本公司於二零零一年六月八日舉行之股東週年大會上，本公司向董事授出一般授權，行使本公司權力以購回股份。有關授權將於本公司應屆週年大會結束時作廢。董事擬尋求閣下批准在週年大會上將予提呈之購回決議案。本通函附錄二載有股份購回規則規定之説明函件，以提供有關購回授權之必需資料。

發行股份之一般授權

此外，並在週年大會上提呈兩項普通決議案，向董事授出一般授權以配發、發行及處理股份(惟不得超過於決議案日期之本公司已發行股本之20%)，以及在按上文向董事授出之一般授權之上，另加相當於本公司於獲授可購回最多佔於購回決議案日期之本公司已發行股本10%之一般授權後可予購回之股份總面額之任何股份。

採納中文公司名稱

縱使註冊證書只顯示英文名稱，惟由於海外公司現時獲准在香港註冊中文公司名稱，故董事會擬尋求股東批准採納「明日國際集團有限公司」(本公司英文名稱之中釋本)為本公司之中文公司名稱，以供在香港根據公司條例第十一部登記之用。

責任聲明

本通函遵照上市規則之規定以提供有關本集團之資料。董事願就本通函所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等深知及確信，本通函並無遺漏任何其他事實，致使本通函之任何聲明產生誤導。

週年大會

於二零零二年四月三十日向股東寄發之本公司截至二零零一年十二月三十一日止年度之年報第4至7頁載有週年大會通告，會上將會(其中包括)提呈普通決議案以批准採納新購股權計劃、終止現有購股權計劃、購回授權、股份發行授權及擴大股份發行授權，另外亦會提呈特別決議案以批准採納本公司之中文公司名稱。

應採取之行動

於二零零二年四月三十日向股東寄發之本公司截至二零零一年十二月三十一日止年度之年報隨附週年大會適用之代表委任表格。無論　閣下會否出席週年大會，敬請按隨附之代表委任表格印備之指示將表格填妥，並將其盡快交回本公司在香港之主要營業地點，地址為香港皇后大道中5號衡怡大廈27樓，惟交回表格之時間不得遲於週年大會或其任何續會指定舉行時間前四十八小時。填妥及交回代表委任表格後，　閣下屆時仍可親身出席週年大會或其任何續會(視情況而定)及在會上投票。

推薦意見

董事相信，建議採納新購股權計劃、建議終止現有購股權計劃、購回授權及向董事授出一般授權以發行新股份及採納中文公司名稱均在整體上符合本公司及股東之最佳利益。業務表現指標(如有)及按新購股權計劃釐定之認購價尤其可獎勵參與人，以鼓勵彼等對本集團作更大貢獻。因此，董事推薦　閣下投票贊成週年大會通告所載之所有決議案。

備查文件

本公司章程大綱及細則及新購股權計劃草案(可稍作修訂)之副本，由即日起至二零零二年五月二十九日星期三止期間(該日期包括在內)任何週日(不包括公眾假期)之正常辦公時間內，在本公司之香港主要營業地點可供查閱，地址為香港皇后大道中5號衡怡大廈27樓，而在週年大會上亦可供查閱。

一般資料

至於有關在股東大會上處理建議採納新購股權計劃、建議終止現有購股權計劃及建議採納中文公司名稱等事項之結果，將於週年大會翌日另行刊發公佈。

敬請　閣下留意本通函各附錄所載之其他資料。

此致

列位股東　台照

承董事會命
明日國際集團有限公司
邱德華
主席
謹啟

二零零二年五月六日

本附錄載列新購股權計劃之其他資料，並概述新購股權計劃之規則，惟並不構成(亦不會構成)新購股權計劃之任何部份，亦不應視為可對新購股權計劃規則之釋義構成影響。董事保留權利，在修訂與本附錄所載概要在各重大方面並無衝突之情況下，可於週年大會前隨時就新購股權計劃作出其認為必要或恰當之修訂。

新購股權計劃

1. 條款概要

下文為擬在週年大會上以股東決議案方式批准之新購股權計劃之主要條款概要，有關通告載於二零零二年四月三十日向股東寄發之本公司二零零一年度年報第4至7頁。

(a) 新購股權計劃之目的

新購股權計劃使本公司可向經選定之人士授出購股權，作為彼等對本集團或任何獲投資公司所作貢獻之獎勵或獎賞。

(b) 新購股權計劃之管理

新購股權計劃須由董事會管理，而董事會包括一個獲正式授權之委員會。董事會之決定為最終決定及對各方均具約束力。董事會有權在新購股權計劃之規則及上市規則之規限下：(i)解釋及詮釋新購股權計劃之條文；(ii)決定根據新購股權計劃可獲授購股權之人士之資格及授出之購股權之數目及認購價；(iii)就根據新購股權計劃授出之購股權之條款作出其認為必要之恰當及合適調整；及(iv)因應新購股權計劃之管理作出其認為恰當之其他決定或決策。

(c) 可參與人士

董事會可酌情向任何參與人提呈可按根據下文(e)段決定之認購價認購新股份之購股權，而有關股數由董事會決定。

於接納購股權時，承受人須向本公司支付1港元作為獲授購股權之代價。

(d) 授出購股權

於發生可影響股價之事件或股價敏感事件成為作出決定之因素時，不得提呈購股權，直至可影響股價之資料在報章公佈為止。於緊接以下兩個日期(以較早發生者為準)至業績公佈刊發日期止之期間，不得授出購股權：

(i) 舉行董事會議以批准本公司之中期或全年業績當日(根據上市協議第12段首次知會聯交所之日期)；及

(ii) 上市協議訂明本公司須刊發其中期或全年業績公佈之最後限期。

(e) 股份價格

根據新購股權計劃授出之任何購股權之股份認購價，須為由董事會全權酌情決定之價格，惟有關價格不得低於以下三項之最高值：(i)股份於購股權授出日期（須為營業日）在聯交所每日報價表所示之收市價；(ii)股份於緊接購股權授出日期前五個營業日在聯交所每日報價表所示之收市價平均數；及(iii)股份之面值。

(f) 股份數目上限

(i) 因行使根據新購股權計劃及本公司任何其他購股權計劃授出而仍未行使及有待行使之所有購股權而可予發行之股份數目之整體上限，合共不得超過不時之已發行股份之30%。

(ii) 在上文第(i)分段之規限下，因行使根據新購股權計劃及本公司任何其他購股權計劃授出之購股權而可供發行之股份總數，合共不得超過於批准新購股權計劃當日已發行股份之10%（「計劃授權限額」），惟倘已根據下文第(iii)及(iv)分段取得股東之批准則作別論。於計算計劃授權限額時，根據新購股權計劃之條款作廢之購股權不會計算在內。假設已發行股本於最後可行日期起至新購股權計劃採納日期止之期間內並無任何變動，按照於最後可行日期之已發行股份2,860,686,445股計算，根據新購股權計劃可予發行之股份數目及因行使根據新購股權計劃及任何其他購股權計劃授出之所有購股權而可予發行之股份數目，將為286,068,644股，佔於最後可行日期之本公司已發行股本之10%。

(iii) 在上文第(i)分段之規限下，如在股東大會上獲得股東批准，本公司可隨時更新計劃授權限額。然而，已更新之計劃授權限額不得超逾獲得上述股東批准當日之已發行股份之10%（「更新限額」）。於計算更新限額時，過往根據新購股權計劃及本公司任何其他購股權計劃授出之購股權（包括未行使、根據有關計劃已註銷及作廢或已行使之購股權）不會計算在內。本公司須向股東寄發一份載有上市規則規定之資料之通函。

(iv) 在上文第(i)分段之規限下，本公司並尋求股東在股東大會上另行批准授出計劃授權限額以外之購股權，惟超逾計劃授權限額之購股權只可授予本公司於尋求上述批准前特別指明之參與人。本公司須向股東刊發通函，載列指明之參與人

之總體性質、將予授出之購股權之數目及條款、向指明之參與人授出購股權之目的（須說明有關購股權達成目的之方式）及上市規則規定之其他資料。

(g) 每位參與人之權益上限

於截至授出日期為止之任何十二個月期間因每位參與人或承受人獲授及將獲授之購股權（包括已行使、註銷及未行購股權）獲行使而已發行及將予發行之股份總數，不得超過於授出日期之已發行股份之1%（「個別限額」）。如再行授出個別限額以外之購股權，須在股東大會上獲得股東批准，而有關之參與人或承受人及彼等之聯繫人士概不得在會上投票。本公司須向股東刊發通函，以披露參與人之身份、將予授出之購股權（及過往授予該參與人或承受人之購股權）之數目及條款及上市規則規定之其他資料。該參與人或承受人將獲授之購股權之數目及條款（包括認購價），須於尋求股東批准之前釐定，而於計算認購價時，為建議再行授出購股權舉行董事會議之日期應視為授出購股權之日期。

(h) 向關連人士授出購股權

(i) 向本公司之關連人士（定義見上市規則）或其聯繫人士授出購股權須獲獨立非執行董事（不包括身屬購股權承受人或候任承受人之獨立非執行董事）批准。

(ii) 如向本公司主要股東（定義見上市規則）或獨立非執行董事或彼等各自之聯繫人士授出購股權，會導致於截至購股權授出日期止之任何十二個月期間（授出日期包括在內）向該人士授出及將授出之所有購股權（包括已行使、註銷及未行使購股權）獲行使時已發行及將發行之股份：

(aa) 合共佔當時已發行股份之0.1%以上；及

(bb) 按股份於每次授出之日期之收市價計算，總值超逾5,000,000港元，

則再行授出購股權時須在股東大會上以投票方式獲股東批准。本公司須向股東刊發通函。本公司所有關連人士均不得投票，惟倘彼等之投票意向已在通函載明，則可投票反對決議案。此外，如向身屬本公司主要股東、獨立非執行董事或彼等各自之聯繫人士之參與人或承受人授出之購股權之條款有變動，亦須獲得上述之股東批准。

(iii) 上述通函須載列下列資料：

(aa) 將向每位參與人或承受人授出之購股權之數目及條款(包括認購價)之詳情(須於獲得股東批准前決定)，而於計算認購價時，董事會為再行授出購股權之建議而舉行會議之日期應視為授出日期；

(bb) 獨立非執行董事(不包括身屬購股權承受人或候任承受人之獨立非執行董事)就投票作出之推薦意見；及

(cc) 身屬新購股權計劃受託人或在受託人擁有直接或間接權益之董事之有關資料。

(iv) 如參與人只有本公司之候任董事或行政總裁，則上文所載有關向本公司董事或行政總裁授出購股權之規定並不適用。

(i) 行使購股權之時間

購股權可於董事會全權酌情決定並已由董事會知會每位承受人之期間內，隨時根據新購股權計劃之條款行使，惟於購股權授出日期屆滿五年後不得行使。董事會可就於購股權可予行使之期間內行使購股權施加限制，包括(如屬適用)購股權獲行使前須持有購股權之最短限期或須達致之業務表現指標。除由董事會決定及於提呈有關購股權時規定者外，概無任何有關於購股權獲行使前須持有購股權之最短限期或須達致之業務表現指標。

(j) 權利屬承受人專有

購股權不得轉讓或過戶，只屬承受人專有。

(k) 因離職而停止受僱時之權利

如購股權承受人為僱員，惟因被證實嚴重瀆職、辦理破產手續、宣告破產、與債權人全面達成安排或和解或因誠信問題而觸犯任何刑事罪行而不再為僱員，其名下之購股權將於不再受僱當日作廢。

(l) 身故時之權利

如購股權承受人為僱員，惟因其於悉數行使購股權之前身故而不再為僱員，且上文(k)段所述之事件均非其不再受僱於本集團或獲投資公司之原因，其遺產代理人可於其後十二個月之期間內行使購股權(以未行使者為限)，而購股權將於其後作廢。

(m) 因其他原因不再受僱時之權利

如購股權承受人為僱員，惟因任何其他原因而不再為僱員，其購股權可於不再受僱當日後三個月內行使，而不論是否已支付薪金作為代通知金，該日期須為其為本集團或獲投資公司實際工作之最後日期。

(n) 註銷購股權

如註銷任何根據新購股權計劃正式授出而仍未作廢或悉數行使之購股權，須待董事會及承受人批准後方可作實。如董事會選擇註銷已授出而仍未作廢或悉數行使之承受人名下購股權，以及向同一承受人發行新購股權，則發行之新購股權須屬於計劃授權限額或更新限額（視情況而定）範圍內之未發行購股權（不計已註銷購股權）。

(o) 股本變動之影響

如本公司之股本結構於仍有任何購股權未行使之期間有變，無論是本公司進行資本化發行、供股、分拆或合併股份或削減股本，可予授出之購股權（以未行使購股權為限）涉及之股份總數或每份未行使購股權之每股認購價，須作相應修訂（如有），而有關修訂須獲本公司之獨立財務顧問或核數師以書面方式向董事會證明，其認為修訂符合上市規則第17.03(13)條及其附註之規定，惟倘進行資本化發行，則毋須有關證明。如作出任何該等修訂，於悉數行使任何購股權時應付之總認購價須盡量維持於與作出修訂前大致相同之水平，而在任何情況下，修訂後之總認購價均不得高於過往之水平。如會導致股份可按低於其面值之價格發行或會使購股權承受人根據名下購股權有權認購之本公司已發行股本比率與作出修訂之前有所變動，則不會作出修訂。如在交易中發行證券作為代價，不會視作導致須作上述任何修訂之情況。

(p) 於全面收購建議中之權利

如向全體股份持有人（或收購人、由收購人控制之任何人士及與收購人有聯繫或行動一致之任何人士以外之所有持有人）提出全面收購建議（非以下文所述之協議計劃之方式），而該建議於有關購股權屆滿日期以前成為或宣佈成為無條件，則承受人（或其遺產代理人）有權於收購人發出通知以收購其餘股份後一個月內隨時悉數行使購股權（以未行使者為限）。

如以協議計劃方式向全體股份持有人提出全面收購建議，而有關建議已在所需之大會上獲必要數目之股份持有人批准，則承受人（或其遺產代理人）可於其後（但於本公司知會之時間以前）悉數行使購股權（以未行使者為限）或行使有關通知列明數目之購股權。

(q) 於清盤時之權利

如本公司向股東發出召開股東大會之通告以考慮及酌情批准有關批准本公司自動清盤之決議案，本公司須向承受人發出有關通告，而承受人(或其遺產代理人)可以書面方式通知本公司(該通知最遲須於擬舉行之股東大會日期四個營業日之前送抵本公司)，行使全部或該通知列明數目之購股權(以未行使者為限)，而本公司須盡快(在任何情況下均不得遲於緊接擬舉行之股東大會日期前之營業日)向承受人配發及發行因行使購股權而應獲發行之股份數目。

(r) 於和解或安排時之權利

除上文(p)段所述之協議計劃外，如本公司與其股東或債權人建議就本公司之重組或合併計劃達成和解或安排，本公司須於向其股東或債權人發出為考慮上述計劃或安排之大會通告當日，同時向所有承受人發出有關通告，而承受人(或其遺產代理人)可以書面方式通知本公司(該通知最遲須於擬舉行之大會日期四個營業日之前送抵本公司)，並隨附有關購股權涉及之認購價之付款支票，行使全部或該通知列明數量之購股權(以未行使者為限)，而本公司須盡快(在任何情況下均不得遲於緊接擬舉行之大會日期前之營業日)以入賬列作繳足股款方式向承受人配發及發行因行使購股權而應獲發行之股份數目，並將承受人登記為有關股份之持有人。

(s) 股份之地位

由承受人之名稱登記於本公司股東名冊當日起，因行使購股權而配發及發行之股份在各方面均與其他已發行之繳足股款股份享有同等權益。除文義另有所指外，新購股權計劃所指之「股份」，亦包括本公司每股面值0.2港元之股份，或如本公司股本進行分拆、合併、重新分類或重組，亦指構成本公司普通股本之一部份之股份。

(t) 新購股權計劃之有效期

除非本公司在股東大會上或經由董事會提早終止，新購股權計劃由其採納日期起計十年內有效。於十年之期間屆滿後，將不會再行提呈或授出購股權，惟在其他各方面而言，新購股權計劃之條文仍具全面效力及生效。

(u) 終止新購股權計劃

本公司可在股東大會上通過普通決議案或由董事會隨時終止新購股權計劃之運作，在此情況下，將不會再行提呈或授出購股權，惟在其他各方面而言，新購股權計劃之條

文仍具全面效力及生效。於新購股權計劃之有效期內授出，且符合上市規則第十七章之條文及於緊接新購股權計劃終止運作前仍未期滿之購股權，於其後仍可行使。

(v) 購股權作廢

於以下各項(以最早發生者為準)發生時，購股權(以未行使者為限)自動作廢及不得行使：

(i) 購股權有效期屆滿

(ii) (l)、(m)或(q)段分別所述之期間屆滿；

(iii) 如和解或安排生效，(r)段所述之期間屆滿；

(iv) 如購股權承受人為僱員，其因停止受僱而不再為僱員之日期，而停止受僱之原因包括(但不限於)行為不當、破產、無力償債及觸犯任何刑事罪行；

(v) 本公司開始清盤之日期；

(vi) 承受人將購股權出售、轉讓、抵押或按揭予任何第三者，或使購股權負上任何第三者債務或向任何第三者給予購股權之權益，而上述情況違反新購股權計劃；

(vii) (p)段所述之期間屆滿，惟倘相關司法權區之任何法院發出指令以防止收購人在收購建議中收購股份，則購股權可予行使之有關期間不得開始，直至有關指令撤回為止或除非收購建議於該日期之前作廢或撤回；或

(viii) 承受人違反授出購股權時附帶之任何條款或條件，除非董事會另行作出決議則作別論。

(w) 新購股權計劃之變動

新購股權計劃可在上市規則之規限下，通過董事會決議案作任何變動，惟新購股權計劃內有關以下各項之條文則除外：

(i) 新購股權計劃第1.1段內「參與人」、「承受人」及「購股權有效期」之釋義；及

(ii) 新購股權計劃之目的、新購股權計劃之有效期、授出購股權、認購價、行使購股權、購股權作廢、可供認購之股份數目上限、本公司重組股本結構及新購股權計劃之變動，均受上市規則第17.03條規限，而所作之修訂均不得使承受人或候任承受人獲益，惟倘事前在股東大會(所有承受人、候任承受人及彼等各自

之聯繫人士均不得在會上投票）本公司通過決議案獲得批准則作別論。上述任何變動均不得對出現變動前已授出或同意將予授出之任何購股權之發行條款構成不利影響，惟倘人數與本公司當時之章程細則規定修訂股份所附權利所需之大多數股東相同之承受人表示同意或批准則作別論。新購股權計劃條款及條件之任何重大變動或授出購股權之條款之任何變動，均須獲股東在股東大會上表示批准，惟倘有關變動按新購股權計劃之現有條款可自動生效則作別論。至於董事會有關更改新購股權計劃條款之權力之任何變動，亦須獲股東在股東大會上表示批准。

(x) *新購股權計劃之披露*

根據不時生效之上市規則，本公司將會在其全年及中期報告披露新購股權計劃之詳情，包括於全年／中期報告所述之財政年度及期間內授出之購股權數目、授出日期、認購價、購股權有效期、（如屬適用）歸屬期及（如屬適用）估值（以董事會決定並屬上市規則接納之方法進行）。

2. 新購股權計劃之現況

新購股權計劃須待以下條件達成後方可作實：

(a) 上市委員會批准因根據新購股權計劃之條款及條件行使購股權而將予發行及配發之股份（以於新購股權計劃獲批准當日之已發行股份總數之10%為限）上市及買賣；及

(b) 股東在週年大會上通過普通決議案以批准新購股權計劃。

於最後可行日期，本公司並未按新購股權計劃授出或同意授出任何購股權。

本附錄乃股份購回規則所規定之說明函件，旨在向　閣下提供一切所需資料，以便　閣下考慮批准購回佔本公司於通過購回決議案當日之已發行股本最多達10%之股份之建議。就此而言，收購守則界定「股份」之定義為所有類別股份及附有認購或購買股份權利之證券。

1. 股份購回規則

股份購回規則准許以聯交所作第一上市地之公司在若干限制之規限下在聯交所購回本身之繳足股款股份。茲將其中最重要之限制概述如下。

(a) 資金來源

購回所需資金須從根據公司組織章程以及公司註冊或以其他方式成立之司法權區之法例規定可合法作購回用途之資金撥付。

(b) 可予購回之股份最高限額與日後發行股份

公司可在聯交所購回公司於通過有關批准購回授權之決議案當日之現有已發行繳足股款股本最多達10%。

2. 股本

於最後可行日期，本公司之已發行股本包括2,860,686,445股繳足股款股份。倘通過購回決議案及假設於舉行週年大會之前並無進一步發行或購回股份，則本公司將獲准根據購回決議案購回最多達286,068,644股股份。倘通過週年大會通告第4(B)及4(C)項決議案所述之已提呈普通決議案及假設於舉行週年大會之前並無發行或購回其他股份及並無根據購回決議案購回任何股份，則本公司將獲准發行及配發最多達572,137,289股股份。

3. 購回之理由

董事相信購回決議案符合本公司及股東之最佳利益。購回可(視乎當時之市況及資金安排而定)提高股份之資產淨值及／或每股盈利，並只會在董事認為購回將在整體上對本公司及股東有利之情況下方會進行。

4. 購回所需資金

在購回股份時，本公司只可動用根據其公司組織章程大綱及公司細則以及公司法可合法撥作此用途之資金。百慕達法例規定就購回股份而退還之資本額只可自有關股份之實收資本

或可供派發股息之溢利或就此發行新股份所得收入中撥款支付。就購回股份所需支付之溢價只可自可供派發股息之溢利或自本公司之股份溢價或實繳盈餘賬中撥款支付。

預期本公司將以內部資金支付任何購回股份所需之資金。倘於建議之購回期間內任何時間全面實行購回授權，可能對本公司之營運資金或負債狀況構成不利影響(相對本公司截至二零零一年十二月三十一日止之年報所披露之狀況而言)。然而，董事無意因行使購回授權而引致對本公司之營運資金需求或董事認為本公司宜不時維持之負債水平構成重大不利影響。

5. 權益之披露

各董事或(彼等於作出一切合理查詢後所知)彼等任何一位聯繫人士(定義見上市規則)目前概無意根據購回授權(倘獲股東批准)出售股份予本公司。

本公司其他關連人士(定義見上市規則)並無知會本公司，表示目前擬於本公司獲在購回本身股份或購回授權獲得股東批准時將股份售予本公司或其附屬公司，亦無承諾不出售該等股份予本公司或其附屬公司。

6. 董事之承諾

董事已向聯交所承諾，彼等將在適用情況下根據上市規則及百慕達適用法例按照購回決議案行使本公司之權力進行購回。

7. 股份價格

以下為本公司股份於最後可行日期以前十二個曆月內每月在聯交所錄得之最高及最低成交價：

	每股股份	
	最高	最低
	港元	港元
二零零一年		
五月	0.295	0.161
六月	0.320	0.188
七月	0.197	0.135
八月	0.172	0.084
九月	0.100	0.068
十月	0.100	0.080
十一月	0.167	0.092
十二月	0.179	0.151
二零零二年		
一月	0.166	0.132
二月	0.164	0.146
三月	0.185	0.140
四月	0.154	0.120

8. 本公司購回之股份

本公司或其任何附屬公司於緊接本通函刊發日期前六個月內概無(在聯交所或循其他途徑)購買任何股份。

9. 收購守則之影響

倘因根據購回授權行使權力購回股份而導致某一股東在本公司所佔之投票權權益比例有所增加，則就收購守則第32條而言，該項權益比例增加將視為一項收購行動。因此，一名股東或一批採取一致行動之股東可因而取得或聯合取得本公司之控制權(視乎股東權益增加之水平而定)，並須根據收購守則第26條及第32條提出強制性收購建議。

於最後可行日期，就本公司所知及所信，持有本公司已發行股本約57.62%之 Winspark Venture Limited 為唯一持有本公司已發行股本逾10%之主要股東。倘並無發行或購回其他股份，而董事根據購回授權全面行使權力購回股份，Winspark Venture Limited 連同其聯繫人士所持之本公司股權將增至佔本公司已發行股本約64.02%。據董事所知，根據購回授權購回股份將不會引致須根據收購守則履行任何責任。

TOMORROW

Tomorrow International Holdings Limited

(Incorporated in Bermuda with limited liability)

2002 INTERIM REPORT

The Board of Directors (the "Directors") of Tomorrow International Holdings Limited (the "Company") is pleased to announce the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2002 with comparative figures as follows:

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Notes	Six months ended 30 June 2002 HK$'000 (unaudited)	Six months ended 30 June 2001 HK$'000 (unaudited)
Turnover	3	341,116	259,018
Cost of sales		(261,675)	(213,641)
Gross profit		79,441	45,377
Other revenue		6,717	5,799
Negative goodwill recognised		9,549	—
Gain on disposal of partial interest in a subsidiary		3,480	—
Distribution costs		(10,755)	(5,166)
Administrative expenses		(53,586)	(41,938)
Other operating expenses		(2,368)	(4,926)
Profit/(loss) from operating activities	4	32,478	(854)
Finance costs		—	(442)
Share of profits of associates		1,900	—
Profit/(loss) before tax		34,378	(1,296)
Tax	5	(2,471)	(676)
Profit/(loss) before minority interests		31,907	(1,972)
Minority interests		50	3,149
Net profit attributable to shareholders		31,957	1,177
Earnings per share	6		
Basic		1.15 cents	0.13 cent
Diluted		1.15 cents	N/A

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Six months ended 30 June	
	2002	2001
	HK$'000	HK$'000
	(unaudited)	(unaudited)
Opening balance — Total equity at 1 January	598,592	377,076
Exchange differences on translation of the financial statements of foreign subsidiaries	(199)	(1)
Net loss not recognised in profit and loss account	(199)	(1)
Net profit for the period	31,957	1,177
Issue of shares, net of share issue expenses	25,838	11,548
Closing balance — Total equity at 30 June	656,188	389,800

CONDENSED CONSOLIDATED BALANCE SHEET

	Notes	As at 30 June 2002 HK$'000 (unaudited)	As at 31 December 2001 HK$'000 (audited)
NON-CURRENT ASSETS			
Fixed assets		208,273	138,811
Negative goodwill	7	(28,564)	—
Interests in associates		38,134	—
Prepaid rental		4,482	4,851
Rental deposit		—	517
Deferred product development costs		4,417	4,459
		226,742	148,638
CURRENT ASSETS			
Cash and bank balances		432,884	373,819
Accounts receivable	8	113,233	37,279
Bills receivable		—	4,240
Loan receivable		834	1,461
Interest receivable on loans		90	285
Deposit paid		—	68,000
Prepayments, deposits and other receivables		24,427	18,256
Short term investments		—	603
Properties held for sale		15,200	15,200
Inventories		100,202	56,334
		686,870	575,477

CONDENSED CONSOLIDATED BALANCE SHEET (continued)

	Notes	As at 30 June 2002 HK$'000 (unaudited)	As at 31 December 2001 HK$'000 (audited)
CURRENT LIABILITIES			
Bank overdraft		100	—
Accounts payable	9	104,809	55,916
Accrued liabilities and other payables		33,420	14,473
Tax payable		19,660	17,258
Amount due to associates		18,558	—
		176,547	87,647
NET CURRENT ASSETS		510,323	487,830
TOTAL ASSETS LESS CURRENT LIABILITIES		737,065	636,468
NON-CURRENT LIABILITIES			
Deferred tax		1,433	1,433
Provision for long service payment		1,000	—
		2,433	1,433
MINORITY INTERESTS		78,444	36,443
		656,188	598,592
CAPITAL AND RESERVES			
Share capital	10	286,069	268,269
Reserves		370,119	330,323
		656,188	598,592

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	Six months ended 30 June 2002 HK$'000 (unaudited)	Six months ended 30 June 2001 HK$'000 (unaudited)
NET CASH INFLOW/(OUTFLOW) FROM OPERATING ACTIVITIES	25,620	(26,779)
Net cash inflow/(outflow) from investing activities	7,535	(11,078)
Net cash inflow from financing activities	25,838	11,548
INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	58,993	(26,309)
Cash and cash equivalents at beginning of year	373,819	138,483
Effect of foreign exchange rate changes, net	(28)	(1)
CASH AND CASH EQUIVALENTS AT END OF PERIOD	432,784	112,173
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS		
Cash and bank balances	432,884	112,594
Bank overdraft	(100)	—
Trust receipt loans	—	(421)
	432,784	112,173

Notes:

1. Basis of preparation

The interim financial statements are unaudited but have been reviewed by the Audit Committee.

The condensed consolidated interim financial statements have been prepared in accordance with Hong Kong Statement of Standard Accounting Practice ("SSAP") No. 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants. The accounting policies and basis of preparation used in the preparation of the interim financial statements are consistent with those followed in the Group's annual financial statements for the year ended 31 December 2001.

In addition, the Group has adopted the following revised or new SSAPs which are effective for accounting periods commencing on or after 1 January 2002.

SSAP 1 (Revised)	Presentation of financial statements
SSAP 11 (Revised)	Foreign currency translation
SSAP 15 (Revised)	Cash flow statements
SSAP 34	Employee benefits

The main revision to SSAP 1 is to change the requirements from presenting a statement of recognised gains and losses to a statement of changes in equity. The condensed consolidated statement of changes in equity for the current interim period and the comparative figures have been presented in accordance with this revised SSAP.

In accordance with SSAP 15 (Revised), the cash flow equivalents are presented by means of cash flow statement which classifies cash flows during the period according to operating, investing and financing activities. Condensed consolidated cash flow statement for the six months ended 30 June 2001 have been restated to accord with the current period's presentation.

The adoption of the revised and new SSAPs have had no material effect on the results for the current period or prior financial year. Accordingly, no prior period adjustment is required.

Certain comparative figures of the interim financial statements have been reclassified to conform with the current period's presentation.

2. Principal activities

During the period, the principal activities of the Group consisted of the design, development, manufacture and sale of electronic products, the manufacture and sale of printed circuit boards ("PCBs"), the trading and distribution of electronic components and parts, the trading of listed equity investments, the provision of loan financing, and the manufacture and sale of optical products. The manufacture and sale of optical products were new businesses entered into by the Group upon the acquisition of Swank International Manufacturing Company Limited ("Swank"), another Hong Kong listed company in March 2002.

3. Turnover

Turnover represents the invoiced value of goods sold, net of returns and allowances, proceeds from sales of listed equity investments and interest income from provision of loan financing.

An analysis of the Group's turnover by principal activities is as follows:

	Six months ended 30 June 2002 HK$'000 (unaudited)	2001 HK$'000 (unaudited)
Manufacture and sale of electronic products	196,710	187,378
Manufacture and sale of PCBs	50,079	40,939
Trading and distribution of electronic components and parts	172	819
Trading of listed equity investments	667	27,936
Provision of loan financing	310	1,946
Manufacture and sale of optical products	93,178	—
	341,116	259,018

An analysis of the contribution to profit/(loss) before tax by principal activity is as follows:

	Six months ended 30 June 2002 HK$'000 (unaudited)	2001 HK$'000 (unaudited)
Manufacture and sale of electronic products	19,625	17,319
Manufacture and sale of PCBs	432	(6,378)
Trading and distribution of electronic components and parts	233	127
Trading of listed equity investments	397	(2,655)
Provision of loan financing	295	(3,020)
Manufacture and sale of optical products	5,770	—
	26,752	5,393
Interest and dividend income	2,722	2,807
Negative goodwill recognised	9,549	—
Gain on disposal of partial interest in a subsidiary	3,480	—
Unallocated expenses	(10,025)	(9,054)
Profit/(loss) from operating activities	32,478	(854)
Finance costs	—	(442)
Share of profits of associates	1,900	—
Profit/(loss) before tax	34,378	(1,296)

4. Profit/(loss) from operating activities

The Group's profit/(loss) from operating activities is arrived at after charging/(crediting):

	Six months ended 30 June	
	2002	2001
	HK$'000	HK$'000
	(unaudited)	(unaudited)
Depreciation	15,660	9,327
Amortisation of prepaid rental	368	368
Amortisation and write-off of deferred product development costs	544	458
Net loss/(gain) on disposals of listed equity investments	(64)	3,460
Net unrealised holding gain on listed equity investments	—	(881)
Write-back of provision for inventories	(1,526)	(254)
Interest income	(2,709)	(2,807)

5. Tax

Hong Kong profits tax has been provided at the rate of 16% (2001: 16%) on the estimated assessable profits arising in Hong Kong during the period.

	Six months ended 30 June	
	2002	2001
	HK$'000	HK$'000
	(unaudited)	(unaudited)
Group:		
The People's Republic of China:		
Hong Kong	2,122	775
Mainland China	349	(99)
	2,471	676

6. Earnings per share

The calculation of basic earnings per share is based on the net profit attributable to shareholders for the period of HK$31,957,000 (2001: HK$1,177,000) and the weighted average of 2,776,111,859 (2001: 920,940,345) ordinary shares in issue during the period. The calculation of diluted earnings per share for the period is based on the net profit attributable to shareholders for the period of HK$31,957,000 and the weighted average of 2,789,734,394 ordinary shares in issue during the period. There were no dilutive potential ordinary shares as at 30 June 2001 and accordingly, the comparative diluted earnings per share is not shown.

The comparative basic earnings per share has been adjusted to reflect the rights issue of shares completed on 12 November 2001, on the basis of two rights shares for every one share held.

7. **Negative goodwill**

Negative goodwill is arisen from:

1) acquisition of 73.55% interest in Swank group by a wholly owned subsidiary of the Company. The transaction was completed within the period under review, and

2) an additional 10% investment in a previously 55% owned subsidiary company of the Group, Electronics Tomorrow Manufactory Inc. by the subscription for 57 new shares of that subsidiary in May 2002.

	30 June 2002 HK$'000 (unaudited)
Cost	
Balance b/f	—
Addition during the period	38,113
Balance at 30 June 2002	38,113
Accumulated amortisation	
Balance b/f	—
Amortisation for the period	2,354
Amount released on partial disposal of a subsidiary	7,195
Balance at 30 June 2002	9,549
Net carrying amount at 30 June 2002	28,564
31 December 2001	—

8. Accounts receivable

The aged analysis of the Group's accounts receivable is as follows:

	As at 30 June 2002 HK$'000 (unaudited)	As at 31 December 2001 HK$'000 (audited)
Current to 3 months	111,966	35,453
4 to 6 months	1,358	2,017
7 months to 1 year	857	709
Over 1 year	10,621	7,774
	124,802	45,953
Provision	(11,569)	(8,674)
	113,233	37,279

The normal credit period granted by the Group to customers ranges from 21 days to 120 days.

9. Accounts payable

	As at 30 June 2002 HK$'000 (unaudited)	As at 31 December 2001 HK$'000 (audited)
Current to 3 months	96,743	51,560
4 to 6 months	3,333	3,755
7 months to 1 year	3,972	68
Over 1 year	761	533
	104,809	55,916

10. Share capital

	As at 30 June 2002	
	No. of shares (in thousands)	HK$'000
Authorised		
Ordinary shares of HK$0.10 each	5,000,000	500,000
Issued and fully paid		
At beginning of period	2,682,686	268,269
Issue of shares upon placing	178,000	17,800
At end of period	2,860,686	286,069

Pursuant to a placing agreement dated 11 March 2002, Winspark Venture Limited ("Winspark"), the major shareholder of the Company, placed 178 million shares through Kingston Securities Limited to independent investors at a price of HK$0.15 per share. Moreover, pursuant to a top-up subscription agreement between the Company and Winspark on the same date, Winspark subscribed for 178 million new shares of the Company at a price of HK$0.15 per share. The net proceeds of approximately HK$26 million from the share placement were used for general working capital of the Group.

11. Connected party transactions

As at 30 June 2002, the Group has the following connected party transactions:

(1) A loan of HK$12,000,000 (31 December 2001: HK$4,000,000) was granted by a wholly-owned subsidiary of the Group to E-Top PCB Limited ("E-Top"), a 65% owned subsidiary of the Group, for its general working capital. The loan, which was outstanding as at 30 June 2002, was unsecured, bore interest at the one-month Hong Kong dollar time deposit rate and had no fixed terms of repayment.

(2) In addition, the Group had certain banking facilities, with a total limit of HK$20.3 million (31 December 2001: HK$47.3 million), which were jointly used by E-Top, Plentiful Light Limited, a 65% owned subsidiary of the Group, and certain wholly-owned subsidiaries of the Group. These banking facilities were secured by corporate guarantees executed by the Group companies using these facilities and certain leasehold land and buildings of the Group.

(3) Below is a summary of material transactions between the Swank group and of its certain associates which were carried out in the normal course of business on commercial terms during the period:

	Six months ended 30 June 2002 HK$'000 (unaudited)	2001 HK$'000 (unaudited)
Sales	7,462	—
Purchases of raw materials and optical products	10,996	—
Management fee received (rental and utilities income)	1,236	—

Amount due to associates are disclosed in the unaudited consolidated balance sheet. Amount due from associates at 30 June 2002 amounted to HK$13,587,788. These balances are non-interest bearing and have no fixed terms of repayment.

No comparative figures were shown as Swank group was acquired in March 2002.

12. Contingent liabilities

	As at 30 June 2002 HK$'000 (unaudited)	31 December 2001 HK$'000 (audited)
Guarantee of banking facilities granted to subsidiaries	20,300	47,300

INTERIM DIVIDEND

The directors have resolved that no interim dividend will be declared in respect of the six months ended 30 June 2002 (2001: Nil).

BUSINESS REVIEW

Profit attributable to shareholders amounted to HK$32 million compared with that of HK$1 million in the previous period.

A turnaround is evident in most regions of the world after the "911 event" except for the United States itself. In particular, it indicates that Japanese economy is showing signs of a turnaround owing to the strengthening growth in Asia. Europe is growing too, but at a sluggish pace. However, although improving, global growth will remain modest during 2002 particularly in the continuous fear of the terrorism and the war in the Middle East.

For the six months period ended 30 June 2002, the Group's electronic business performed satisfactory. Turnover increased by 8% to HK$247 million compared with the same period of last year.

Attributable to the encouraging growth of OEM business from well-known Japanese customers, the electronic products division of the Group maintained its steady business growth and profitability. Total turnover increased by 5% compared with last year. To cope with the prevailing market demand, electronic products with more advanced features, like radio control clocks and radio-frequency products were produced by the Group during the period under review. As a result, it improved the overall gross margin and the profit contribution to the Group.

The printed circuit boards ("PCB") business recorded a profit before tax of HK$0.4 million for the six months period ended 30 June 2002, representing a turnaround from the loss position in the immediate past four financial years. It was mainly attributed to the increase in turnover by 22% to HK$50.1 million compared with the same period of last year. With an improved gross margin from the increase in the sale of multi-layered boards and the effect from tightened cost controls during the period under review, the PCB business resumed its profitability.

In view of the confidence on the PCB business, the Group had subscribed for 57 new shares issued by the holding company of the PCB Group, Electronics Tomorrow Manufactory Inc. at a consideration of about HK$5 million on 8 May 2002. As a result, it effectively increased the Group's interests in the PCB business from 55% to 65%.

As the trading environment for electronic components and parts particularly in Hong Kong and the Mainland China were still under keen competition and were unclear in the foreseeable future, the trading and distribution business of the Group remained dormant during the first half of 2002.

As the Hong Kong economic condition was not yet improved, the contribution of loan financing and trading of listed equity investments is minimal.

In March 2002, the Group completed the acquisition of Swank group which engages in optical frame and lens manufacturing business. That indicates an immediate improvement to Swank's financial position and its liquidity by converting HK$300 million convertible notes into shares and transferring HK$250 million bank loans to intercompany loan. Details of which are laid down in the circular of Swank dated 18 March 2002. The loan still bears an interest rate of prime rate plus 1% per annum. Depending on the performance of Swank group, the Group may or may not waive the interest element. Removing the uncertainty in financial resources of Swank group induces the motive of new management to have vision and mission to focus on both short term result and long-term strategy as well as rebuilding its profit generating ability.

In April 2002, The Group disposed 350 million shares or 15.68% of the issued share capital of Swank to strategic investors.

With the introduction of new management team and efforts of management, Swank group had turnaround and restored to profitable position again during the period under review. This was mainly resulted from streamlining of operation and partly from waiver of bank loan interest expenses. Turnover from March 2002 to June 2002 amounted to HK$93 million. At the same time, the Swank group continued to experience changes in its customer base. This change, to some extent, has affected the Swank group's turnover as well as the gross profit margin, which dropped by 4% when compared with the interim results of last year. In the first half of year 2002, Swank group experienced a satisfactory growth in sales orders received but effect of which have not been reflected in the interim result. However, it should be noted that there is still half year to go for the current year, and for prudence sake, it would be too early to extrapolate full year performance. Given that there is no unforeseen circumstance, the Swank group will give a profitable result in full year.

As at 30 June 2002, cash and bank balances (including time deposits) maintained by the Group were HK$433 million, representing an increase of HK$59 million compared with the position as at 31 December 2001. On the other hand, the Group has available banking facilities of HK$20.3 million. It is believed that the Group has adequate cash resources to meet the normal working capital requirements and all commitments for future development. The gearing of the Group, measured as total debts to total assets, was 28.2% as at 30 June 2002, comparing with 17.3% as at 31 December 2001.

Most of the business transactions conducted by the Group were nominated in Hong Kong Dollars, United States Dollars and RMB. As at 30 June 2002, there were no outstanding material forward contracts in foreign currency committed by the Group that might involve it in significant foreign exchange risks and exposures.

As at 30 June 2002, the Group employed approximately 4,700 employees, with about 4,530 in the Mainland China and about 170 in Hong Kong. All employees are remunerated based on industry practice and in accordance with the prevailing labour law.

FUTURE PLANS

The management of the Group is prudently optimistic for the global economy in the rest of the year 2002. In the electronics industry, owing to the continuing globalisation effect, most of the overseas conglomerates are undergoing to move their manufacturing plants

to the South East Asian region, especially the Mainland China to take advantage of the lower operating costs. The Hong Kong based electronic enterprises might benefit from this move to play the role as a bridge to the Mainland China.

The electronic products division of the Group will be continuing to develop its OEM business with Japanese and European customers. Manufacturing projects with internationally well-known Japanese electronic corporations under co-operation basis are always in the agenda of the Company's management. The Group is taking an aggressive approach in the discussion with potential partners and believes that it will benefit from the technology transfers through the co-operation projects. On the other hand, development of household electronic products with advanced features, like solar and wireless applications, is the target in our research and development strategies. It might help the Group to diversify the product range and to enter different product and market segments in the electronics industry.

For the PCB business, the Group will keep on improving its production capacity and capability. Enhancement of the production process is underway to further reduce the production and subcontracting costs. In addition, the marketing force will be strengthened to develop the overseas markets.

As the prospect of the trading and distribution business is still uncertain, the management of the Group will closely monitor the recent development of the trading market, in particular the Mainland China pre and post WTO admission to consider whether it should recommence the trading and distribution business.

As uncertain economic condition still prevails, the demand for loan financing is foreseen to be on low side and trading of listed equity investments is expected to be on low side.

Swank has been repositioning itself internally and key initiatives have been planned to increase its competitive advantage by achieving a competitive delivery lead time and shortening the new product launch time.

The Group continues to be in a position of solid base and will continue to explore suitable investment opportunities to enhance its earning base. Future targets will include but not limited to business of 'Light Industries'.

Building on our success on the acquisition and turnaround of the operations of Swank, we aim to explore and identify investment opportunities in Hong Kong and China including both listed or unlisted companies which have growth potential. With abundant cash as

per our back up, we regard these as our long-term investments. Leveraging our financial support and expertise, we target to accelerate their business growth as well as bringing promising returns to shareholders.

DIRECTORS' INTERESTS IN SHARES

At 30 June 2002, the interests of the directors in the listed securities of the Company as recorded in the register maintained by the Company pursuant to Section 29 of the Securities (Disclosure of Interests) Ordinance ("SDI Ordinance") were as follows:

Name of Director	Notes	Nature of interest	Number of shares
Mr. Yau Tak Wah, Paul	1	Corporate	148,474,000
Mr. Tam Ping Wah	2	Corporate	80,000

Notes:

1. These shares were held through Pacific Shore Profits Limited, a company beneficially owned by Mr. Yau Tak Wah, Paul.

2. These shares were held through Strong Trend International Limited, a company beneficially owned by Mr. Tam Ping Wah.

Save as disclosed above, none of the directors, or their associates, had any personal, family, corporate or other interests in the equity securities of the Company or any of its associated corporations as defined in the SDI Ordinance.

DIRECTORS' RIGHTS TO ACQUIRE SHARES

The Company had a share option scheme approved on 21 July 1995 ("Old Scheme") under which the directors might grant options to executive directors and employees of the Group to subscribe up to 10% of the nominal amount of the issued share capital of the Company. After the adoption of the amended Chapter 17 of the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules") with effect from 1 September 2001, certain terms of the Old Scheme require amendment in order to comply with the new requirements under Chapter 17 of the Listing Rules. In Annual General Meeting of the Company held on 29 May 2002, resolutions were passed to terminate the Old Scheme and a new share option scheme was adopted.

The share options granted by the Company under the Old Scheme will not be affected by the new share option scheme. As at 30 June 2002, no options were granted under the new scheme and options to subscribe for shares of HK$ 0.10 each in the Company granted to directors under the Old Scheme of the Company were as follows:

Directors	Period during which options are exercisable	Price per share to be paid on exercise of options HK$	Number of Shares to be issued upon exercise of options	Consideration paid for the options granted HK$
Louie Mei Po	11 August 2000 to 10 August 2003	0.227	23,700,000	1
	20 September 2000 to 19 September 2003	0.163	19,800,000	1
	2 November 2000 to 1 November 2003	0.090	9,000,000	1
			52,500,000	
Wong Shin Ling, Irene	20 September 2000 to 19 September 2003	0.163	10,800,000	1
	2 November 2000 to 1 November 2003	0.090	19,200,000	1
			30,000,000	
Tam Ping Wah	2 November 2000 to 1 November 2003	0.090	9,000,000	1
			9,000,000	
			91,500,000	

Saved as disclosed herein, at no time during the period was the Company or any of its subsidiaries a party to any arrangements to enable the directors of the Company, their respective spouse, or children under 18 years of age, to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

SUBSTANTIAL SHAREHOLDERS

As at 30 June 2002, according to the register required to be kept by the Company under section 16(1) of the SDI Ordinance, the Company has been notified that the following shareholder was interested in 10% or more of the share capital of the Company.

Name of Shareholder	Number of Ordinary Shares
Winspark Venture Limited	1,648,359,630

Note: The entire issued share capital of Winspark Venture Limited is beneficially owned by Mr. Chan Yuen Ming.

On 1 August 2002, Winspark further acquired 10,000,000 shares of the Company from the market.

PURCHASE, SALE OR REDEMPTION OF SECURITIES

During the period, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

CODE OF BEST PRACTICE

In the opinion of the directors, the Company has complied with the Code of Best Practice as set out in Appendix 14 of the Listing Rules of The Stock Exchange of Hong Kong Limited during the six months ended 30 June 2002, except that the independent non-executive directors of the Company are not appointed for specific terms, but are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the provisions of the Company's Bye-laws.

AUDIT COMMITTEE

The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed internal control and financial reporting matters including the review of the unaudited interim financial statements.

By Order of the Board
Yau Tak Wah, Paul
Chairman

Hong Kong, 18 September, 2002

TOMORROW

明日國際集團有限公司
（於百慕達註冊成立之有限公司）

2002
中期報告

明日國際集團有限公司(「本公司」)之董事會(「董事會」)欣然宣佈，本公司及其附屬公司(「本集團」)截至二零零二年六月三十日止六個月之未經審核綜合業績及去年之比較數字如下：

簡明綜合損益賬

	附註	截至六月三十日止六個月 二零零二年 千港元 (未經審核)	 二零零一年 千港元 (未經審核)
營業額	3	341,116	259,018
銷售成本		(261,675)	(213,641)
毛利		79,441	45,377
其他收益		6,717	5,799
已確認之負商譽		9,549	—
出售一間附屬公司部份權益之收益		3,480	—
分銷成本		(10,755)	(5,166)
行政支出		(53,586)	(41,938)
其他經營支出		(2,368)	(4,926)
經營業務之溢利／(虧損)	4	32,478	(854)
融資成本		—	(442)
應佔聯營公司溢利		1,900	—
除税前溢利／(虧損)		34,378	(1,296)
税項	5	(2,471)	(676)
除少數股東權益前溢利／(虧損)		31,907	(1,972)
少數股東權益		50	3,149
股東應佔純利		31,957	1,177
每股盈利	6		
基本		1.15仙	0.13仙
攤薄		1.15仙	不適用

簡明綜合股本變動表

	截至六月三十日止六個月	
	二零零二年	二零零一年
	千港元	千港元
	(未經審核)	(未經審核)
期初結餘 — 於一月一日之股本總額	598,592	377,076
換算海外附屬公司財務報表之滙兑差額	(199)	(1)
損益賬未確認之虧損淨額	(199)	(1)
本期純利	31,957	1,177
股份發行(已扣除股份發行開支)	25,838	11,548
期末結餘 — 於六月三十日之股本總額	656,188	389,800

簡明綜合資產負債表

	附註	於二零零二年六月三十日 千港元 (未經審核)	於二零零一年十二月三十一日 千港元 (經審核)
非流動資產			
固定資產		208,273	138,811
負商譽	7	(28,564)	—
於聯營公司之權益		38,134	—
預付租金		4,482	4,851
租約按金		—	517
遞延產品開發成本		4,417	4,459
		226,742	148,638
流動資產			
現金及銀行結餘		432,884	373,819
應收賬款	8	113,233	37,279
應收票據		—	4,240
應收貸款		834	1,461
貸款之應收利息		90	285
已付按金		—	68,000
預付款項、按金及其他應收款項		24,427	18,256
短期投資		—	603
持作出售之物業		15,200	15,200
存貨		100,202	56,334
		686,870	575,477

簡明綜合資產負債表（續）

	附註	於二零零二年六月三十日 千港元 (未經審核)	於二零零一年十二月三十一日 千港元 (經審核)
流動負債			
銀行透支		100	—
應付賬款	9	104,809	55,916
應計債務及其他應付賬款		33,420	14,473
應付税項		19,660	17,258
應付聯營公司款項		18,558	—
		176,547	87,647
流動資產淨值		510,323	487,830
總資產減流動負債		737,065	636,468
非流動負債			
遞延税項		1,433	1,433
長期服務金撥備		1,000	—
		2,433	1,433
少數股東權益		78,444	36,443
		656,188	598,592
資本及儲備			
股本	10	286,069	268,269
儲備		370,119	330,323
		656,188	598,592

簡明綜合現金流量表

	截至六月三十日止六個月	
	二零零二年	二零零一年
	千港元	千港元
	(未經審核)	(未經審核)
經營業務之現金流入／(流出)淨額	25,620	(26,779)
投資業務之現金流入／(流出)淨額	7,535	(11,078)
融資活動之現金流入淨額	25,838	11,548
現金及現金等價物增加／(減少)	58,993	(26,309)
年初之現金及現金等價物	373,819	138,483
匯率變動影響，淨額	(28)	(1)
期末之現金及現金等價物	432,784	112,173
現金及現金等價物結餘之分析		
現金及銀行結餘	432,884	112,594
銀行透支	(100)	—
信託收據貸款	—	(421)
	432,784	112,173

附註：

1. **編製基準**

中期財務報表未經審核，但經審核委員會審閱。

簡明綜合中期財務報表乃根據香港會計師公會頒佈之香港會計實務準則(「會計準則」)第25號「中期財務報告」之規定而編製。本中期財務報告所採納之會計政策及編製基準，與本集團截至二零零一年十二月三十一日止年度之年度財務報告所採納者一致。

此外，本集團已採納下列經修訂或全新會計準則，這些準則於二零零二年一月一日或之後之會計期間生效。

會計準則第1號(經修訂)	財務報表之呈列方式
會計準則第11號(經修訂)	外幣匯兑
會計準則第15號(經修訂)	現金流量表
會計準則第34號	僱員福利

會計準則第1號之主要修訂，乃將呈列確認損益表改為呈列股本變動表。本中期之簡明綜合股本變動表及比較數字已按照該項經修訂之會計準則呈列。

根據會計準則第15號(經修訂)之規定，在現金流量表呈列之現金流量等價物按期內經營、投資及融資活動將現金流量劃分。截至二零零一年六月三十日止六個月之簡明綜合現金流量表已作重列，以便與本期間之呈列方式一致。

由於採納經修訂和全新之會計準則對本期或上個財政年度之業績並無重大影響，故毋須作前期調整。

中期財務報表之若干比較數字已作重新分類，以便與本期間之呈列方式一致。

2. **主要業務**

於本期間，本集團之主要業務包括設計、開發、製造及銷售電子產品、製造及銷售印刷綫路板、買賣及分銷電子配件及部件、買賣上市股本投資、提供貸款融資及製造和銷售視光產品。製造及銷售視光產品為本集團於二零零二年三月收購另一間香港上市公司恒光行實業有限公司(「恒光行」)後參與之新業務。

3. 營業額

營業額指已出售貨品之發票值(已扣除退貨及折扣)、銷售上市股本投資所得款項，及來自提供貸款融資之利息收入。

本集團按主要業務劃分之營業額分析如下：

	截至六月三十日止六個月	
	二零零二年 千港元 (未經審核)	二零零一年 千港元 (未經審核)
製造及銷售電子產品	196,710	187,378
製造及銷售印刷綫路板	50,079	40,939
買賣及分銷電子配件及部件	172	819
買賣上市股本投資	667	27,936
提供貸款融資	310	1,946
製造及銷售視光產品	93,178	—
	341,116	259,018

按主要業務劃分對除稅前溢利／(虧損)之貢獻分析如下：

	截至六月三十日止六個月	
	二零零二年 千港元 (未經審核)	二零零一年 千港元 (未經審核)
製造及銷售電子產品	19,625	17,319
製造及銷售印刷綫路板	432	(6,378)
買賣及分銷電子配件及部件	233	127
買賣上市股本投資	397	(2,655)
提供貸款融資	295	(3,020)
製造及銷售視光產品	5,770	—
	26,752	5,393
利息及股息收入	2,722	2,807
已確認之負商譽	9,549	—
出售一間附屬公司部份權益之收益	3,480	—
未分配開支	(10,025)	(9,054)
經營業務溢利／(虧損)	32,478	(854)
融資成本	—	(442)
應佔聯營公司溢利	1,900	—
除稅前溢利／(虧損)	34,378	(1,296)

4. **經營業務之溢利／(虧損)**

本集團之經營業務溢利／(虧損)已扣除／(計入)：

	截至六月三十日止六個月	
	二零零二年 千港元 (未經審核)	二零零一年 千港元 (未經審核)
折舊	15,660	9,327
攤銷預付租金	368	368
攤銷及撇銷遞延產品開發成本	544	458
出售上市股本投資之虧損／(收益)淨額	(64)	3,460
持有上市股本投資之未變現收益淨額	—	(881)
撥回存貨撥備	(1,526)	(254)
利息收入	(2,709)	(2,807)

5. **稅項**

香港利得稅乃根據期內在香港產生之估計應課稅溢利按稅率16%(二零零一年：16%)作出撥備。

	截至六月三十日止六個月	
	二零零二年 千港元 (未經審核)	二零零一年 千港元 (未經審核)
本集團：		
中華人民共和國：		
香港	2,122	775
中國內地	349	(99)
	2,471	676

6. **每股盈利**

每股基本盈利乃根據期內股東應佔純利31,957,000港元(二零零一年：1,177,000港元)及期內已發行普通股2,776,111,859股(二零零一年：920,940,345股)之加權平均數計算。期內之每股攤薄盈利乃根據期內股東應佔純利31,957,000港元及期內已發行普通股2,789,734,394股之加權平均數計算。於二零零一年六月三十日，並無具有潛在攤薄影響之普通股，因此並無呈列作比較用途之每股攤薄盈利。

作比較用途之每股基本盈利已經調整，以反映於二零零一年十一月十二日完成按每持有一股股份可獲配售兩股配售股份之基準之配售新股。

7. 負商譽

負商譽之產生，乃由於：

1) 本公司一間全資附屬公司收購恒光行集團之73.55%權益。交易已於回顧期間內完成，及

2) 於二零零二年五月額外投入10%投資，認購本集團曾持有55%權益之附屬公司Electronics Tomorrow Manufactory Inc.之新股57股。

	於二零零二年六月三十日 千港元 (未經審核)
成本	
承前結餘	—
期內增加	38,113
於二零零二年六月三十日之結餘	38,113
累計攤銷	
承前結餘	—
期內攤銷	2,354
出售部份附屬公司轉撥之款項	7,195
於二零零二年六月三十日之結餘	9,549
帳面淨值	
於二零零二年六月三十日	28,564
於二零零一年十二月三十一日	—

8. 應收賬款

本集團按賬齡分析之應收賬款茲列如下：

	於二零零二年六月三十日 千港元 (未經審核)	於二零零一年十二月三十一日 千港元 (經審核)
即時至三個月	111,966	35,453
四個月至六個月	1,358	2,017
七個月至一年	857	709
超過一年	10,621	7,774
	124,802	45,953
撥備	(11,569)	(8,674)
	113,233	37,279

本集團向顧客授出之一般信用期限介乎21日至120日。

9. 應付賬款

	於二零零二年六月三十日 千港元 (未經審核)	於二零零一年十二月三十一日 千港元 (經審核)
即時至三個月	96,743	51,560
四個月至六個月	3,333	3,755
七個月至一年	3,972	68
超過一年	761	533
	104,809	55,916

10. 股本

	於二零零二年六月三十日 股份數目（千股）	千港元
法定股本：		
每股面值0.10港元之普通股	5,000,000	500,000
已發行及繳足股本：		
期初	2,682,686	268,269
按配售發行股份	178,000	17,800
期末	2,860,686	286,069

根據於二零零二年三月十一日訂立之配售協議，本公司主要股東 Winspark Venture Limited（「Winspark」）透過滙富証券有限公司以每股0.15港元之價格，向獨立投資者配售178,000,000股股份。同日，根據本公司與 Winspark 訂立之補足認購協議，Winspark 以每股0.15港元之價格，認購本公司新股178,000,000股。股份配售所得款項淨額約26,000,000港元已用作本集團之一般營運資金。

11. 關連交易

於二零零二年六月三十日，本集團已進行下列關連交易：

(1) 本集團之全資附屬公司向本集團持有65%權益之附屬公司怡德綫路板有限公司（「怡德」）授出一項12,000,000港元（二零零一年十二月三十一日：4,000,000港元）之貸款，供怡德用作一般營運資金。該筆貸款於二零零二年六月三十日尚未償還，貸款為無抵押、按照一個月港元定期存款之利率計息及無固定還款期。

(2) 此外，本集團有總上限為20,300,000港元（二零零一年十二月三十一日：47,300,000港元）之若干銀行融資，由怡德、本集團持有65%權益之附屬公司 Plentiful Light Limited 及本集團之若干全資附屬公司共同使用。該等銀行融資由本集團動用該等融資之公司簽立之公司擔保及本集團若干租賃土地及樓宇作抵押。

(3) 以下為恒光行集團與其若干聯營公司於期內按商業條款在正常業務過程中進行之重大交易概要：

	截至六月三十日止六個月 二零零二年 千港元 (未經審核)	截至六月三十日止六個月 二零零一年 千港元 (未經審核)
銷售	7,462	—
採購原材料及視光產品	10,996	—
收取之管理費(租金及共用設施收入)	1,236	—

應付聯營公司款項在未經審核綜合資產負債表中披露。於二零零二年六月三十日，應收聯營公司款項達13,587,788港元。此等款項均不計利息及無固定還款期。

由於恒光行集團於二零零二年三月被收購，故並無呈列比較數字。

12. 或然負債

	於二零零二年 六月三十日 千港元 (未經審核)	於二零零一年 十二月三十一日 千港元 (經審核)
就授予附屬公司銀行信貸而作出之擔保	20,300	47,300

中期股息

董事會議決不宣派截至二零零二年六月三十日止六個月之中期股息(二零零一年：無)。

業務回顧

股東應佔溢利為32,000,000港元，而上年同期則為1,000,000港元。

「九一一事件」後，除美國外，世界大多數地區經濟明顯好轉。亞洲經濟日益增強，使日本經濟尤其出現好轉跡象。歐洲經濟亦有增長，但增長速度緩慢。然而，儘管全球經濟增長有所改善，於二零零二年尤其在恐怖主義及中東戰爭之陰霾下，增長步伐仍然緩慢。

截至二零零二年六月三十日止六個月期間，本集團之電子業務表現令人滿意。營業額達247,000,000港元，較去年同期增長8%。

有賴日本知名客戶對原設備製造業務之需求大增，使本集團之電子產品部保持穩定之業務增長及盈利能力。總營業額較去年增長5%。為應付目前市場之需求，本集團已於回顧期內生產具備更先進功能之電子產品，例如無線電控制時鐘及無線電頻產品。因此，本集團之整體毛利及溢利貢獻得以提高。

截至二零零二年六月三十日止六個月期間，印刷綫路板業務錄得除稅前溢利400,000港元，足證自過去四個財政年度之虧損情況已開始扭轉，主要由於營業額達50,100,000港元，較去年同期增長22%。於回顧期間內，由於多層板之銷售增長及加緊成本控制，使毛利有所提高，故印刷綫路板業務之盈利能力亦隨之恢復。

鑑於對印刷綫路板業務充滿信心，本集團於二零零二年五月八日以約5,000,000港元之代價認購印刷綫路板集團之控股公司 Electronics Tomorrow Manufactory Inc. 所發行之新股57股。因此，本集團於印刷綫路板業務之權益由55%實際增至65%。

由於電子配件及部件之經營環境(尤其在香港及中國內地)仍然競爭激烈，前景不明朗，故本集團之貿易及分銷業務於二零零二年上半年仍暫停經營。

由於香港經濟狀況仍有待改善，故貸款融資及買賣上市股本投資所帶來之貢獻實為微不足道。

於二零零二年三月，本集團完成收購恒光行集團，該集團從事鏡框及鏡片製造業務。透過將價值為300,000,000港元之可換股票據轉換成股份及將為數250,000,000港元之銀行貸款轉換成公司間內部貸款，恒光行之財務狀況及流動資金隨即好轉。有關詳情載於恒光行於二零零二年三月十八日刊發之通函內。該項貸款每年仍按最優惠利率加1厘計息。恒光行集團之表現將影響本集團是否放棄收取利息。為消除恒光行集團財務資源之不確定因素，新管理層將致力於制定短期業績及長期策略之目標及宗旨，以及重建盈利能力。

於二零零二年四月，本集團向策略投資者出售恒光行350,000,000股股份或已發行股本之15.68%。

由於引進新管理團隊及在管理層之努力下，恒光行集團於回顧期間內已轉虧為盈，並恢復其盈利狀況，主要由於精簡業務及部份豁免銀行貸款利息開支所致。二零零二年三月至二零零二年六月之營業額達93,000,000港元。同時，恒光行集團繼續轉變其客戶基礎。此項轉變在某種程度上對恒光行集團之營業額及毛利率產生影響，較去年中期業績下降4%。於二零零二年上半年，恒光行集團所接獲之銷售訂單取得令人滿意之增長，但此影響尚未在中期業績中反映。然而，值得注意的是，目前離年底尚有半年時間，為謹慎起見，目前推算全年表現實為言之尚早。倘無發生任何不可預知之情況，恒光行集團在全年將會取得有利可圖之業績。

於二零零二年六月三十日，本集團持有現金及銀行結存（包括定期存款）為433,000,000港元，較於二零零一年十二月三十一日增加59,000,000港元。另一方面，本集團可供動用之銀行融資為20,300,000港元。相信本集團具備充足現金資源，可應付日常營運所需，以及日後發展之一切承擔。本集團於二零零二年六月三十日之資本負債比率（按總債務除以總資產計算）為28.2%，而於二零零一年十二月三十一日則為17.3%。

本集團所進行之大部份業務交易均以港元、美元及人民幣計算。於二零零二年六月三十日，本集團並無可使其面臨重大外滙風險之未平倉重大遠期外滙合約。

於二零零二年六月三十日，本集團聘用約4,700名僱員，其中中國內地僱員約4,530名，香港僱員約170名。所有僱員之待遇均遵照行業慣例及現行勞工法。

未來計劃

本集團之管理層對二零零二年餘下期間之全球經濟持審慎樂觀之態度。在電子行業方面，受到持續全球化之影響，大多數海外跨業集團正將其製造廠房遷往

東南亞地區，尤其是中國內地，以利用其低廉之經營成本。總部設於香港之電子企業或會因成為連結中國內地之橋樑而受惠。

本集團之電子產品部將繼續與其日本及歐洲客戶開發原設備製造項目業務。與國際知名之日本電子公司合作進行製造項目一直屬本公司管理層之議程內。本集團持積極態度與潛在夥伴商討，並相信將因合作項目中之技術轉讓而獲益。另一方面，開發性能先進之家用電子產品(例如太陽能及無線裝置)為本集團研究及開發策略之目標。此舉或有助於本集團將產品多元化發展及進軍電子業內不同產品及市場界別。

在印刷綫路板業務方面，本集團將繼續提升產量及生產力。本集團現正改良生產工序，以進一步降低生產及分包成本。此外，亦將加強市場推廣隊伍開發海外市場。

由於貿易及分銷業務之前景尚未明朗，本集團之管理層將密切監察貿易市場(尤其是加入世貿前後之中國內地)之最新發展，以考慮是否應重新開展貿易及分銷業務。

由於經濟狀況持續不明朗，故預期市場對貸款融資之需求較低，而上市股本投資之買賣亦較淡靜。

恒光行一直在進行內部調整，並已制定主要措施，以期透過達致具競爭力之交貨期及縮短新產品推出時間增強競爭優勢。

本集團之基礎將維持穩固，並將繼續發掘合適之投資機遇以增強盈利基礎。未來目標將包括但不限於「輕工業」業務。

鑑於本集團成功收購恒光行及將其業務轉虧為盈，我們將致力於香港和中國尋求投資商機，發掘具增長潛力之上市及私人公司。憑藉我們擁有充裕現金作後

盾，我們會作長線投資。建基於我們穩健之財務狀況及專才，我們計劃加速有關公司之業務發展，同時為股東帶來理想之回報。

董事之股份權益

於二零零二年六月三十日，根據證券（披露權益）條例（「披露權益條例」）第29條規定本公司存置之登記冊所載，各董事於本公司之上市證券中擁有以下權益：

董事姓名	附註	權益性質	股份數目
邱德華先生	1	公司	148,474,000
譚炳華先生	2	公司	80,000

附註：

1. 此等股份乃透過由邱德華先生實益擁有之 Pacific Shore Profits Limited 持有。

2. 此等股份透過由譚炳華先生實益擁有之 Strong Trend International Limited 持有。

除於上文所披露者外，董事或彼等之聯繫人士概無於本公司或其任何相聯法團（定義見披露權益條例）股本證券中擁有任何個人、家族、公司或其他權益。

董事購入股份之權利

本公司設有一項於一九九五年七月二十一日獲批准之購股權計劃（「原計劃」），根據該計劃，董事可向本集團之執行董事及僱員授出可認購最多佔本公司已發行股本面值10%之購股權。於採納自二零零一年九月一日起生效之經修訂聯交所證券上市規則（「上市規則」）第17章後，原計劃之若干條款需予修訂以遵守上市規則第17章之新規定。本公司於二零零二年五月二十九日召開之股東週年大會上通過決議案，終止原計劃並採納一項新購股權計劃。

本公司根據原計劃授出之購股權將不會受新購股權計劃所影響。於二零零二年六月三十日，概無根據新計劃授出任何購股權，而根據本公司原計劃授予董事以認購本公司每股面值0.10港元股份之購股權如下：

董事	購股權可行使之期間	行使購股權時應支付之每股價格 港元	行使購股權時將予發行之股份數目	就授出購股權所支付之代價 港元
雷美寶	二零零零年八月十一日至二零零三年八月十日	0.227	23,700,000	1
	二零零零年九月二十日至二零零三年九月十九日	0.163	19,800,000	1
	二零零零年十一月二日至二零零三年十一月一日	0.090	9,000,000	1
			52,500,000	
王香玲	二零零零年九月二十日至二零零三年九月十九日	0.163	10,800,000	1
	二零零零年十一月二日至二零零三年十一月一日	0.090	19,200,000	1
			30,000,000	
譚炳華	二零零零年十一月二日至二零零三年十一月一日	0.090	9,000,000	1
			9,000,000	
			91,500,000	

除本公佈披露者外，本公司或其任何附屬公司於期內任何時間概無參與訂立任何安排，致使本公司董事、彼等各自之配偶或未滿18歲之子女可藉購入本公司或任何其他法人團體之股份或債券而得益。

主要股東

於二零零二年六月三十日，根據披露權益條例第16(1)條規定本公司存置之登記冊所載，本公司獲知會下列股東持有本公司股本10%或以上權益。

股東名稱	普通股數目
Winspark Venture Limited	1,648,359,630

*附註：*Winspark Venture Limited 之全部已發行股本由陳遠明先生實益擁有。

於二零零二年八月一日，Winspark 於市場上購入本公司額外10,000,000股股份。

購買、出售或贖回證券

於期內，本公司或其任何附屬公司概無購買、出售或贖回任何本公司之上市證券。

最佳應用守則

董事會認為，除本公司之獨立非執行董事並無指定任期，惟須根據本公司之公司細則條文輪值告退及於本公司之股東週年大會上膺選連任外，本公司於截至二零零二年六月三十日止六個月期間一直遵守香港聯合交易所有限公司上市規則附錄十四所載之最佳應用守則。

審核委員會

審核委員會聯同管理層已審閱本集團所採納之會計原則及慣例，並就內部監控及財務申報事宜(包括審閱未經審核中期財務報表)進行討論。

承董事會命
主席
邱德華

香港，二零零二年九月十八日